UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 30, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

The following is the English translation of excerpt regarding the Basel Pillar 3 disclosures and the relevant information from our Japanese language disclosure material published in July 2019. The Japanese regulatory disclosure requirements are fulfilled with the Basel Pillar 3 disclosures and Japanese GAAP is applied to the relevant financial information. In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Key Metrics

Under the capital adequacy ratio regulations agreed upon by the Basel Committee on Banking Supervision, banks are required to meet certain minimum capital requirements. We calculate our capital adequacy ratio on a consolidated basis based on “the criteria used by a bank holding company for deciding whether or not the adequacy of equity capital of the bank holding company and its subsidiaries is appropriate in light of the assets owned by the bank holding company and its subsidiaries pursuant to Article 52-25 of the Banking Law” (Financial Services Agency, or FSA, Notice No.20 issued in 2006).

We also calculate our leverage ratio on a consolidated basis according to “the criteria for evaluating the soundness of the leverage, prescribed as supplemental requirements of the criteria used by a bank holding company in deciding whether or not the adequacy of equity capital of the bank holding company and its subsidiaries is appropriate in light of the assets owned by the bank holding company and its subsidiaries, pursuant to Article 52-25 of the Banking Law” (FSA Notice No.12 issued in 2019.)

Liquidity standards agreed upon by the Basel Committee on Banking Supervision require our liquidity coverage ratio to surpass certain minimum standards. We calculate our consolidated liquidity coverage ratio (the “Consolidated LCR”) in accordance with the regulation “The Evaluation Criterion on the Sound Management of Liquidity Risk Defined, Based on Banking Law Article 52-25, as One of Criteria for Bank Holding Companies to Evaluate the Soundness of Their Management and the Ones of Their Subsidiaries and Others, which is also One of Evaluation Criteria on the Soundness of the Banks’ Management”(the FSA Notice No. 62 of 2014 (the “Notice No. 62”)).

∎ Key Metrics

KM1: Key Metrics

		(Millions of yen, except percentages)
Basel III Template No.		a	b	c	d	e
		As of March 31, 2019	As of December 31, 2018	As of September 30, 2018	As of June 30, 2018	As of March 31, 2018

Capital
1	Common Equity Tier 1 capital	7,390,058	7,326,381	7,607,267	7,631,486	7,437,048
2	Tier 1 capital	9,232,160	9,175,195	9,434,893	9,112,127	9,192,244
3	Total capital	10,917,507	10,920,208	11,214,088	10,859,912	10,860,440
Risk weighted assets
4	Risk weighted assets	57,899,567	61,655,523	60,240,051	60,157,998	59,528,983
Capital ratio
5	Common Equity Tier 1 capital ratio	12.76%	11.88%	12.62%	12.68%	12.49%
6	Tier 1 capital ratio	15.94%	14.88%	15.66%	15.14%	15.44%
7	Total capital ratio	18.85%	17.71%	18.61%	18.05%	18.24%
Capital buffer
8	Capital conservation buffer requirement	2.50%	1.87%	1.87%	1.87%	1.87%
9	Countercyclical buffer requirement	0.05%	0.03%	0.02%	0.02%	0.01%
10	Bank G-SIB/D-SIB additional requirements	1.00%	0.75%	0.75%	0.75%	0.75%
11	Total of bank CET1 specific buffer requirements	3.55%	2.65%	2.64%	2.64%	2.63%
12	CET1 available after meeting the bank’s minimum capital requirements	8.26%	7.38%	8.12%	8.18%	7.99%
Leverage ratio
13	Total exposures	208,557,401	209,483,123	216,920,174	217,040,028	214,277,824
14	Leverage ratio	4.42%	4.37%	4.34%	4.19%	4.28%
Liquidity coverage ratio (LCR)
15	Total HQLA allowed to be included in the calculation	59,797,149	59,793,333	62,485,008	62,777,196	60,159,630
16	Net cash outflows	41,447,805	41,184,048	48,045,874	51,729,447	50,079,075
17	LCR	144.3%	145.2%	130.1%	121.3%	120.1%

Note:

   Base III Template No. from 15 to 17 are quarterly averages.

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

The information disclosed herein is in accordance with “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of the Adequacy of Equity Capital Pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law” (the FSA Notice No. 7 issued in 2014).

∎ Scope of Consolidation

(1) Scope of Consolidation for Calculating Consolidated Capital Adequacy Ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements (the “scope of accounting consolidation”)

None as of March 31, 2018 and 2019

(B) Number of consolidated subsidiaries

	As of March 31, 2018	As of March 31, 2019
Consolidated subsidiaries	124	117

Our major consolidated subsidiaries are Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2019:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0	100.0
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0	100.0
Mizuho Securities Co., Ltd.	Japan	Securities	95.8	95.8
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6	98.6
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5	91.5
Asset Management One Co., Ltd.	Japan	Investment management	70.0	51.0
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0	100.0
Mizuho Realty Co., Ltd.	Japan	Real estate agency	100.0	100.0
Mizuho Factors, Limited	Japan	Factoring	100.0	100.0
Mizuho Realty One Co., Ltd.	Japan	Holding company	100.0	100.0
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0	60.0
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0	60.0
UC Card Co., Ltd.	Japan	Credit card	51.0	51.0
J.Score CO., LTD.	Japan	Lending	50.0	50.0
Mizuho Trust Systems Company, Limited.	Japan	Subcontracted calculation services, software development	50.0	50.0
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0	50.0
Overseas
Mizuho Americas LLC	U.S.A.	Holding company	100.0	100.0
Mizuho Bank (China), Ltd.	China	Banking	100.0	100.0
Mizuho International plc	U.K.	Securities and banking	100.0	100.0
Mizuho Securities Asia Limited	China	Securities	100.0	100.0
Mizuho Securities USA LLC	U.S.A.	Securities	100.0	100.0
Mizuho Bank Europe N.V.	Netherlands	Banking and securities	100.0	100.0
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0	100.0
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0	100.0
Mizuho Bank (USA)	U.S.A.	Banking and trust	100.0	100.0
Mizuho Securities Europe GmbH	Germany	Securities	100.0	100.0
Mizuho Capital Markets LLC	U.S.A.	Derivatives	100.0	100.0
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0	99.0

(C) Corporations providing financial services for which Article 9 of the FSA Notice No. 20 is applicable

None as of March 31, 2018 and 2019.

(D) Companies that are in the bank holding company’s corporate group but not included in the scope of accounting consolidation and companies that are not in the bank holding company’s corporate group but included in the scope of accounting consolidation

None as of March 31, 2018 and 2019.

(E) Restrictions on transfer of funds or capital within the bank holding company’s corporate group

None as of March 31, 2018 and 2019.

(F) Names of any other financial institutions, etc., classified as subsidiaries or other members of the bank holding company that are deficient in regulatory capital

None as of March 31, 2018 and 2019.

∎ Risk-based Capital

(1) Summary of Approach to Assessing Capital Adequacy

In order to ensure that risk-based capital is sufficiently maintained in light of the risk held by us, we regularly conduct the following assessment of capital adequacy in addition to adopting a suitable and effective capital adequacy monitoring structure.

Maintaining a sufficient BIS capital ratio

We confirm our maintenance of a high level of financial soundness by conducting regular evaluations to examine whether our risk-based capital is adequate in qualitative as well as quantitative terms, in light of our business plans and strategic targets to match the increase in risk-weighted assets acquired for growth, in addition to maintaining our capital above the minimum requirements of common equity Tier 1 capital ratio, Tier 1 capital ratio, total capital ratio, capital buffer ratio, adequate leverage ratio and TLAC ratio.

Balancing risk and capital

On the basis of the framework for allocating risk capital, after obtaining the clearest possible grasp of the group’s overall risk exposure, we endeavor to control risk so as to keep it within the range of our business capacity by means of allocating capital that corresponds to the amount of risk to the principal banking subsidiaries, etc., within the bounds of our capital, and we conduct regular assessments to ensure that a sufficient level of capital is maintained for our risk profile. When making these assessments, we calculate the potential losses arising from assumed stress events and risk volumes, which we assess whether they balance with the group’s capital. Stress events are based on risk scenarios that are formulated based on the current economic condition and the economic outlook, etc. In addition, we examine whether an appropriate return on risk is maintained in the assessments.

(2) Composition of Capital, etc.

(A) CC1: Composition of Capital Disclosure

			(Millions of yen, except percentage)
			a	b	c
Basel III Template			As of March 31, 2018	As of March 31, 2019	Reference to Template CC2

Common Equity Tier 1 capital: instruments and reserves		(1)
1a+2-1c-26	Directly issued qualifying common share capital plus related stock surplus and retained earnings		7,292,638	7,207,427
1a	of which: capital and stock surplus		3,391,471	3,395,217
2	of which: retained earnings		4,002,350	3,915,111
1c	of which: treasury stock (-)		5,997	7,703
26	of which: national specific regulatory adjustments (earnings to be distributed) (-)		95,186	95,197
	of which: other than above		—	—
1b	Subscription rights to common shares		1,163	707
3	Accumulated other comprehensive income and other disclosed reserves		1,677,534	1,445,770	(a	)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)		14,344	6,460
6	Common Equity Tier 1 capital: instruments and reserves	(A)	8,985,680	8,660,365
Common Equity Tier 1 capital: regulatory adjustments		(2)
8+9	Total intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		794,953	459,991
8	of which: goodwill (net of related tax liability, including those equivalent)		85,103	73,003
9	of which: other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)		709,850	386,987
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		42,352	36,566
11	Deferred gains or losses on derivatives under hedge accounting		(67,578)	(22,282)
12	Shortfall of eligible provisions to expected losses		61,964	96,090
13	Securitization gain on sale		—	—
14	Gains and losses due to changes in own credit risk on fair valued liabilities		3,960	13,006
15	Net defined benefit asset		691,380	682,142
16	Investments in own shares (excluding those reported in the net assets section)		1,457	4,792
17	Reciprocal cross-holdings in common equity		—	—
18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)		20,140	—
19+20+21	Amount exceeding the 10% threshold on specified items		—	—
19	of which: significant investments in the common stock of financials		—	—
20	of which: mortgage servicing rights		—	—
21	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—
22	Amount exceeding the 15% threshold on specified items		—	—
23	of which: significant investments in the common stock of financials		—	—
24	of which: mortgage servicing rights		—	—
25	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions		—	—
28	Common Equity Tier 1 capital: regulatory adjustments	(B)	1,548,631	1,270,307
Common Equity Tier 1 capital (CET1)
29	Common Equity Tier 1 capital (CET1) ((A)-(B))	(C)	7,437,048	7,390,058
Additional Tier 1 capital: instruments		(3)

30 31a	Directly issued qualifying Additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	—
30 31b	Subscription rights to Additional Tier 1 instruments		—	—
30 32	Directly issued qualifying Additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		1,220,000	1,570,000
30	Qualifying Additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		—	—
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)		31,317	28,502
33+35	Eligible Tier 1 capital instruments subject to phase-out arrangements included in Additional Tier 1 capital: instruments		577,500	303,000
33	of which: directly issued capital instruments subject to phase out from Additional Tier 1		577,500	303,000
35	of which: instruments issued by subsidiaries subject to phase out		—	—
36	Additional Tier 1 capital: instruments	(D)	1,828,817	1,901,502
Additional Tier 1 capital: regulatory adjustments
37	Investments in own Additional Tier 1 instruments		—	2,900
38	Reciprocal cross-holdings in Additional Tier 1 instruments		—	—
39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)		121	—
40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		73,500	56,500
42	Regulatory adjustments applied to Additional Tier 1 due to insufficient Tier 2 to cover deductions		—	—
43	Additional Tier 1 capital: regulatory adjustments	(E)	73,621	59,400
Additional Tier 1 capital (AT1)
44	Additional Tier 1 capital ((D)-(E))	(F)	1,755,195	1,842,102
Tier 1 capital (T1 = CET1 + AT1)
45	Tier 1 capital (T1 = CET1 + AT1) ((C) + (F))	(G)	9,192,244	9,232,160
Tier 2 capital: instruments and provisions		(4)
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	—
46	Subscription rights to Tier 2 instruments		—	—
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		828,702	1,002,257
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		159,405	166,150
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)		10,378	7,777
47+49	Eligible Tier 2 capital instruments subject to phase-out arrangements included in Tier 2:instruments and provisions		674,824	506,118
47	of which: directly issued capital instruments subject to phase out from Tier 2		135,135	102,237
49	of which: instruments issued by subsidiaries subject to phase out		539,688	403,880
50	Total of general allowance for loan losses and eligible provisions included in Tier 2		4,794	4,377
50a	of which: general allowance for loan losses		4,794	4,377
50b	of which: eligible provisions		—	—
51	Tier 2 capital: instruments and provisions	(H)	1,678,105	1,686,680
Tier 2 capital: regulatory adjustments		(5)
52	Investments in own Tier 2 instruments		1,892	1,333
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities		—	—
54	Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)		8,016	—

54a	Investments in the other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions		/	—
55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		—	—
57	Tier 2 capital: regulatory adjustments	(I)	9,908	1,333
Tier 2 capital (T2)
58	Tier 2 capital (T2) ((H)-(I))	(J)	1,668,196	1,685,347
Total capital (TC = T1 + T2)
59	Total capital (TC = T1 + T2) ((G) + (J))	(K)	10,860,440	10,917,507
Risk weighted assets		(6)
60	Risk weighted assets	(L)	59,528,983	57,899,567
Capital ratio and buffers (consolidated)		(7)
61	Common Equity Tier 1 capital ratio (consolidated) ((C)/(L))		12.49%	12.76%
62	Tier 1 capital ratio (consolidated) ((G)/(L))		15.44%	15.94%
63	Total capital ratio (consolidated) ((K)/(L))		18.24%	18.85%
64	Total of bank CET1 specific buffer requirements		2.63%	3.55%
65	of which: capital conservation buffer requirement		1.87%	2.50%
66	of which: countercyclical buffer requirement		0.01%	0.05%
67	of which: bank G-SIB/D-SIB additional requirements		0.75%	1.00%
68	CET1 available after meeting the bank’s minimum capital requirements		7.99%	8.26%
Regulatory adjustments		(8)
72	Non-significant investments in the capital and other TLAC liabilities of other financials that are below the thresholds for deduction (before risk weighting)		745,717	540,695
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)		142,407	250,095
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)		—	—
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)		185,172	233,628
Provisions included in Tier 2 capital: instruments and provisions		(9)
76	Provisions (general allowance for loan losses)		4,794	4,377
77	Cap on inclusion of provisions (general allowance for loan losses)		43,678	43,521
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap) (if the amount is negative, report as “nil”)		—	—
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach		284,521	278,991
Capital instruments subject to phase-out arrangements		(10)
82	Current cap on AT1 instruments subject to phase-out arrangements		833,255	624,941
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	—
84	Current cap on T2 instruments subject to phase-out arrangements		674,824	506,118
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		7,304	37,812

Notes:

1.	The above figures are calculated based on the international standard applied on a consolidated basis under the FSA Notice No. 20.

2.	As an external audit of calculating the consolidated capital adequacy ratio, we underwent an examination under the procedures agreed with by Ernst & Young ShinNihon LLC, on the basis of “Practical guidance on agreed-upon procedures for the calculation of capital adequacy ratio” (Practical Guideline for specialized fields No. 4465 of the Japanese Institute of Certified Public Accountants). Note that this examination is not a part of the audit performed on our consolidated financial statements or internal controls over financial reporting. Ernst & Young ShinNihon LLC does not give its opinion or conclusion concerning the capital adequacy ratio or our internal control structure regarding the calculation of the capital adequacy ratio. Instead, it performs an examination to the extent both of us agreed to and reports the results to us.

(B) CC2:Reconciliation of regulatory capital to consolidated balance sheet

	(Millions of yen)
Items	a	b	c	d
	Consolidated balance sheet as in published financial statements	Consolidated balance sheet as in published financial statements	Reference to Template CC1	Cross-reference to Appended template
	As of March 31, 2018	As of March 31, 2019
(Assets)
Cash and Due from Banks	47,725,360	45,108,602
Call Loans and Bills Purchased	715,149	648,254
Receivables under Resale Agreements	8,080,873	12,997,628
Guarantee Deposits Paid under Securities Borrowing Transactions	4,350,527	2,578,133
Other Debt Purchased	2,713,742	2,828,959
Trading Assets	10,507,133	12,043,608		6-a
Money Held in Trust	337,429	351,889
Securities	34,183,033	29,774,489		2-b, 6-b
Loans and Bills Discounted	79,421,473	78,456,935		6-c
Foreign Exchange Assets	1,941,677	1,993,668
Derivatives other than for Trading Assets	1,807,999	1,328,227		6-d
Other Assets	4,588,484	4,229,589		6-e
Tangible Fixed Assets	1,111,128	1,037,006
Intangible Fixed Assets	1,092,708	620,231		2-a
Net Defined Benefit Asset	996,173	982,804		3
Deferred Tax Assets	47,839	37,960		4-a
Customers’ Liabilities for Acceptances and Guarantees	5,723,186	6,062,053
Reserves for Possible Losses on Loans	(315,621)	(287,815)

Total Assets	205,028,300	200,792,226

(Liabilities)
Deposits	125,081,233	124,311,025
Negotiable Certificates of Deposit	11,382,590	13,338,571
Call Money and Bills Sold	2,105,293	2,841,931
Payables under Repurchase Agreements	16,656,828	14,640,439
Guarantee Deposits Received under Securities Lending Transactions	1,566,833	1,484,584
Commercial Paper	710,391	941,181
Trading Liabilities	8,121,543	8,325,520		6-f
Borrowed Money	4,896,218	3,061,504		8-a
Foreign Exchange Liabilities	445,804	669,578
Short-term Bonds	362,185	355,539
Bonds and Notes	7,544,256	8,351,071		8-b
Due to Trust Accounts	4,733,131	1,102,073
Derivatives other than for Trading Liabilities	1,514,483	1,165,602		6-g
Other Liabilities	3,685,585	4,512,325
Reserve for Bonus Payments	66,872	68,117
Reserve for Variable Compensation	3,242	2,867
Net Defined Benefit Liability	58,890	60,873
Reserve for Director and Corporate Auditor Retirement Benefits	1,460	1,389
Reserve for Possible Losses on Sales of Loans	1,075	630
Reserve for Contingencies	5,622	4,910
Reserve for Reimbursement of Deposits	20,011	19,068
Reserve for Reimbursement of Debentures	30,760	25,566
Reserves under Special Laws	2,361	2,473
Deferred Tax Liabilities	421,002	185,974		4-b
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186	63,315		4-c
Acceptances and Guarantees	5,723,186	6,062,053

Total Liabilities	195,207,054	191,598,188

(Net Assets)
Common Stock	2,256,548	2,256,767		1-a
Capital Surplus	1,134,922	1,138,449		1-b
Retained Earnings	4,002,835	3,915,521		1-c
Treasury Stock	(5,997)	(7,703)		1-d

Total Shareholders’ Equity	7,388,309	7,303,034

Net Unrealized Gains (Losses) on Other Securities	1,392,392	1,186,401
Deferred Gains or Losses on Hedges	(67,578)	(22,282)		5
Revaluation Reserve for Land	144,277	137,772
Foreign Currency Translation Adjustments	(85,094)	(111,057)
Remeasurements of Defined Benefit Plans	293,536	254,936

Total Accumulated Other Comprehensive Income	1,677,534	1,445,770	(a)

Stock Acquisition Rights	1,163	707
Non-Controlling Interests	754,239	444,525		7

Total Net Assets	9,821,246	9,194,038

Total Liabilities and Net Assets	205,028,300	200,792,226

Note:

    The regulatory scope of consolidation is the same as the accounting scope of consolidation.

Appended template

1. Shareholders’ equity

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2018	As of March 31, 2019	Remarks
1-a	Common stock	2,256,548	2,256,767
1-b	Capital surplus	1,134,922	1,138,449
1-c	Retained earnings	4,002,835	3,915,521
1-d	Treasury stock	(5,997)	(7,703)
	Total shareholders’ equity	7,388,309	7,303,034

(2) Composition of capital

Basel III template		(Millions of yen)
	Composition of capital disclosure	As of March 31, 2018	As of March 31, 2019	Remarks
	Directly issued qualifying common share capital plus related stock surplus and retained earnings	7,387,824	7,302,625	Shareholders’ equity attributable to common shares (before adjusting national specific regulatory adjustments (earnings to be distributed))
1a	of which: capital and stock surplus	3,391,471	3,395,217
2	of which: retained earnings	4,002,350	3,915,111
1c	of which: treasury stock (-)	5,997	7,703
	of which: other than above	—	—
31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown	—	—

2. Intangible fixed assets

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2018	As of March 31, 2019	Remarks

2-a	Intangible fixed assets	1,092,708	620,231
2-b	Securities	34,183,033	29,774,489
	of which: share of goodwill of companies accounted for using the equity method	14,588	7,508	Share of goodwill of companies accounted for using the equity method
	Income taxes related to above	(312,342)	(167,749)

(2) Composition of capital

Basel III		(Millions of yen)
template	Composition of capital disclosure	As of March 31, 2018	As of March 31, 2019	Remarks

8	Goodwill (net of related tax liability, including those equivalent)	85,103	73,003
9	Other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)	709,850	386,987	Software and other
	Mortgage servicing rights (net of related tax liability)	—	—
20	Amount exceeding the 10% threshold on specified items	—	—
24	Amount exceeding the 15% threshold on specified items	—	—
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)	—	—

3. Net defined benefit asset
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2018	As of March 31, 2019	Remarks

3	Net defined benefit asset	996,173	982,804
	Income taxes related to above	(304,793)	(300,661)
(2) Composition of capital
Basel III template	Composition of capital disclosure	(Millions of yen)
		As of March 31, 2018	As of March 31, 2019	Remarks

15	Net defined benefit asset	691,380	682,142
4. Deferred tax assets
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2018	As of March 31, 2019	Remarks

4-a	Deferred tax assets	47,839	37,960
4-b	Deferred tax liabilities	421,002	185,974
4-c	Deferred tax liabilities for revaluation reserve for land	66,186	63,315
	Tax effects on intangible fixed assets	312,342	167,749
	Tax effects on net defined benefit asset	304,793	300,661

(2) Composition of capital
Basel III		(Millions of yen)
template	Composition of capital disclosure	As of March 31, 2018	As of March 31, 2019	Remarks

10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	42,352	36,566	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
	Deferred tax assets that rely on future profitability arising from temporary differences (net of related tax liability)	185,172	233,628	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
21	Amount exceeding the 10% threshold on specified items	—	—
25	Amount exceeding the 15% threshold on specified items	—	—
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)	185,172	233,628

5. Deferred gains or losses on derivatives under hedge accounting

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2018	As of March 31, 2019	Remarks

5	Deferred gains or losses on hedges	(67,578)	(22,282)

(2) Composition of capital

Basel III template		(Millions of yen)
	Composition of capital disclosure	As of March 31, 2018	As of March 31, 2019	Remarks
11	Deferred gains or losses on derivatives under hedge accounting	(67,578)	(22,282)

6. Items associated with investments in the capital of financial institutions

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2018	As of March 31, 2019	Remarks

6-a	Trading assets	10,507,133	12,043,608	Including trading account securities and derivatives for trading assets
6-b	Securities	34,183,033	29,774,489
6-c	Loans and bills discounted	79,421,473	78,456,935	Including subordinated loans
6-d	Derivatives other than for trading assets	1,807,999	1,328,227
6-e	Other assets	4,588,484	4,229,589	Including money invested
6-f	Trading liabilities	8,121,543	8,325,520	Including trading account securities sold
6-g	Derivatives other than for trading liabilities	1,514,483	1,165,602
(2) Composition of capital

Basel III template		(Millions of yen)
	Composition of capital disclosure	As of March 31, 2018	As of March 31, 2019	Remarks
	Investments in own capital instruments	3,349	9,026
16	Common equity Tier 1 capital	1,457	4,792
37	Additional Tier 1 capital	—	2,900
52	Tier 2 capital	1,892	1,333
	Reciprocal cross-holdings in the capital of banking, financial and insurance entities	—	—
17	Common equity Tier 1 capital	—	—
38	Additional Tier 1 capital	—	—
53	Tier 2 capital and other TLAC liabilities	—	—
	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	773,996	540,695
18	Common equity Tier 1 capital	20,140	—
39	Additional Tier 1 capital	121	—
54	Tier 2 capital and other TLAC liabilities	8,016	—
72	Non-significant investments in the capital and other TLAC liabilities of other financials that are below the thresholds for deduction (before risk weighting)	745,717	540,695
	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	215,907	306,595
19	Amount exceeding the 10% threshold on specified items	—	—
23	Amount exceeding the 15% threshold on specified items	—	—
40	Additional Tier 1 capital	73,500	56,500
55	Tier 2 capital and other TLAC liabilities	—	—
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)	142,407	250,095

7. Non-Controlling interests
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2018	As of March 31, 2019	Remarks

7	Non-Controlling interests	754,239	444,525
(2) Composition of capital
Basel III		(Millions of yen)
template	Composition of capital disclosure	As of March 31, 2018	As of March 31, 2019	Remarks

5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	14,344	6,460	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
30- 31ab-32	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	—	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	31,317	28,502	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	159,405	166,150	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	10,378	7,777	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
8. Other capital instruments
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2018	As of March 31, 2019	Remarks

8-a	Borrowed money	4,896,218	3,061,504
8-b	Bonds and notes	7,544,256	8,351,071
	Total	12,440,475	11,412,575
(2) Composition of capital
Basel III		(Millions of yen)
template	Composition of capital disclosure	As of March 31, 2018	As of March 31, 2019	Remarks

32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	1,220,000	1,570,000
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	828,702	1,002,257

∎ Summary of Risk Management and Risk-weighted Assets (RWA)

(1) Summary of Our Group’s Risk Profile, Risk Management Policies/ Procedures and Structure

See page 68 for a summary of our group’s risk profile and risk management policies, etc.

(2) Summary of RWA

(A) OV1: Overview of Risk-weighted Assets (RWA)

		(Millions of yen)
		a	b	c	d
		RWA		Capital requirements
Basel III Template No.		As of March 31, 2019	As of March 31, 2018	As of March 31, 2019	As of March 31, 2018

1	Credit risk (excluding counterparty credit risk)	37,656,623	38,823,030	3,177,419	3,275,858

2	of which: standardized approach (SA)	1,738,523	1,820,063	139,081	145,605
3	of which: internal rating-based (IRB) approach	34,352,032	35,420,038	2,913,052	3,003,619
	of which: significant investments	—	—	—	—
	of which: estimated residual value of lease transactions	—	—	—	—
	others	1,566,067	1,582,929	125,285	126,634

4	Counterparty credit risk (CCR)	4,491,743	4,531,171	364,208	366,994

5	of which: SA-CCR	—	—	—	—
	of which: current exposure method	139,720	216,424	11,518	17,723
6	of which: expected positive exposure (EPE) method	878,845	887,843	73,961	74,632
	of which: credit valuation adjustment (CVA) risk	2,457,535	2,539,780	196,602	203,182
	of which: central counterparty-related	190,997	193,088	15,279	15,447
	Others	824,644	694,035	66,846	56,009

7	Equity positions in banking book under market-based approach	2,492,949	2,972,073	211,402	252,031

8	Equity investments in funds–Look-through approach	2,620,615	/	220,993	/
9	Equity investments in funds–Mandate-based approach	—	/	—	/
	Equity investments in funds–Simple approach (subject to 250% RW)	—	/	—	/
	Equity investments in funds–Simple approach (subject to 400% RW)	598,267	/	50,733	/
10	Equity investments in funds–Fall-back approach	19,489	/	1,563	/
	Fund exposures–standardized approach	/	—	/	—
	Fund exposures–regarded method	/	3,515,582	/	297,289

11	Settlement risk	2,705	4,574	229	386

12	Securitization exposures in banking book	1,050,204	379,016	84,016	32,003

13	of which: Securitisation IRB approach (SEC-IRBA) or internal assessment approach(IAA)	735,081	/	58,806	/
14	of which: Securitisation external ratings-based approach (SEC-ERBA)	304,189	/	24,335	/
15	of which: Securitisation standardised approach (SEC-SA)	—	/	—	/
	of which: IRB ratings-based approach (RBA) or IRB internal assessment approach (IAA)	/	110,551	/	9,374
	of which: IRB supervisory formula approach (SFA)	/	231,492	/	19,630
	of which: SA/simplified supervisory formula approach (SSFA)	/	25,711	/	2,056
	of which: 1250% risk weight is applied	10,933	11,261	874	941

16	Market risk	2,034,213	2,470,321	162,737	197,625

17	of which: standardized approach (SA)	1,172,343	1,406,398	93,787	112,511
18	of which: internal model approaches (IMA)	861,870	1,063,922	68,949	85,113

19	Operational risk	3,236,495	3,411,289	258,919	272,903

20	of which: basic indicator approach	628,110	591,083	50,248	47,286
21	of which: standardized approach	—	—	—	—
22	of which: advanced measurement approach	2,608,385	2,820,206	208,670	225,616

23	Exposures of specified items not subject to regulatory adjustments	1,209,277	818,950	99,743	67,224

	Amounts included in RWA subject to phase-out arrangements	—	—	—	—

24	Floor adjustment	—	—	—	—

25	Total (after applying the scaling factor)	57,899,567	59,528,983	4,631,965	4,762,318

(B) Credit Risk-weighted Assets by Asset Class and Ratings Segment

	(Billions of yen)
	As of March 31, 2018			As of March 31, 2019
	EAD	RWA	Risk Weight (%)	EAD	RWA	Risk Weight (%)
Internal ratings-based approach	188,162.7	47,619.7	25.30	188,866.1	42,309.2	22.40

Corporate, etc.	162,853.7	29,536.1	18.13	171,471.5	29,822.5	17.39
Corporate (except specialized lending)	79,917.9	27,232.1	34.07	87,608.9	27,339.1	31.20
Ratings A1-B2	58,776.0	13,840.5	23.54	65,892.5	13,942.5	21.15
Ratings C1-D3	19,376.2	11,569.6	59.71	20,261.6	12,045.7	59.45
Ratings E1-E2	1,182.2	1,625.0	137.45	867.6	1,105.3	127.39
Ratings E2R-H1	583.3	196.7	33.73	587.1	245.4	41.81
Sovereign	76,803.1	833.9	1.08	77,227.7	963.2	1.24
Ratings A1-B2	76,674.5	758.3	0.98	77,117.9	886.3	1.14
Ratings C1-D3	128.2	75.2	58.70	108.0	73.8	68.33
Ratings E1-E2	0.3	0.2	82.31	1.8	3.0	169.08
Ratings E2R-H1	0.0	0.0	39.56	0.0	0.0	40.96
Bank	5,986.3	1,313.1	21.93	6,461.1	1,338.4	20.71
Ratings A1-B2	5,447.4	1,002.1	18.39	5,951.3	1,027.1	17.25
Ratings C1-D3	537.5	310.5	57.77	508.5	310.7	61.10
Ratings E1-E2	0.0	0.0	129.81	0.0	0.0	153.40
Ratings E2R-H1	1.2	0.3	29.94	1.2	0.3	32.33
Specialized lending	146.3	156.9	107.22	173.5	181.6	104.67
Retail	11,629.8	3,818.0	32.83	11,046.3	3,526.3	31.92
Residential mortgage	9,046.0	2,508.1	27.72	8,716.2	2,338.3	26.82
Qualifying revolving loan	673.7	513.0	76.14	642.9	504.2	78.42
Other retail	1,910.0	796.8	41.72	1,687.1	683.7	40.52
Equities	5,136.2	8,436.2	164.25	4,407.4	7,183.3	162.98
PD/LGD approach	4,162.6	5,279.2	126.82	3,559.8	4,445.9	124.89
Market-based approach	973.5	3,157.0	324.26	847.6	2,737.4	322.95
Regarded-method exposure	2,102.9	3,716.1	176.70	/	/	/
Securitizations	4,169.4	371.5	8.91	/	/	/
Others	2,270.5	1,741.5	76.70	1,940.7	1,776.9	91.56

Standardized approach	18,603.6	3,294.7	17.71	4,620.6	3,282.2	71.03

Equity investments in funds	/	/	/	2,262.8	3,416.1	150.96

Securitization exposures	/	/	/	4,185.2	972.7	23.24

CVA risk	/	2,539.7	/	/	2,457.5	/

Central counterparty-related	/	193.0	/	/	190.9	/

Total	206,766.4	53,647.3	25.94	199,934.8	52,628.8	24.99

Note 1:	“Specialized lending” is specialized lending exposure under supervisory slotting criteria.
Note 2:	“Equity investments in funds” is total of look-though approach, mandate-based approach, simple approach and fall-back approach.
Note 3:	“Equity investments in funds” and “Securitization exposures” as of March 31, 2019 are disclosed out of Internal ratings-based approach due to revision of FSA Notice No.20.

∎ Linkages between Financial Statements and Regulatory Exposures

(A) LI1: Differences between Accounting and Regulatory Scopes of Consolidation and Mapping of Financial Statement Categories with Regulatory Risk Categories

	(Millions of yen)

	As of March 31, 2018

	a	b	c	d	e	f	g

			Carrying values of items:
	Carrying values as reported in published financial statements/	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitization framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets
Cash and Due from Banks	47,725,360		47,725,360	—	—	—	—
Call Loans and Bills Purchased	715,149		715,149	—	—	—	—
Receivables under Resale Agreements	8,080,873		—	8,080,873	—	—	—
Guarantee Deposits Paid under Securities Borrowing Transactions	4,350,527		—	4,350,527	—	—	—
Other Debt Purchased	2,713,742		2,127,247	—	551,092	—	35,402
Trading Assets	10,507,133		—	5,318,732	—	10,507,133	2,249
Money Held in Trust	337,429		337,429	—	—	—	—
Securities	34,183,033		32,788,339	—	1,287,391	—	107,303
Loans and Bills Discounted	79,421,473		77,937,924	1,305	1,475,430	—	6,812
Foreign Exchange Assets	1,941,677		1,941,677	—	—	—	—
Derivatives Other than for Trading Assets	1,807,999		—	1,807,999	—	—	—
Other Assets	4,588,484		1,549,959	1,936,112	4,161	—	1,098,251
Tangible Fixed Assets	1,111,128		1,111,128	—	—	—	—
Intangible Fixed Assets	1,092,708		312,342	—	—	—	780,365
Net Defined Benefit Asset	996,173		304,793	—	—	—	691,380
Deferred Tax Assets	47,839		5,487	—	—	—	42,352
Customers’ Liabilities for Acceptances and Guarantees	5,723,186		5,722,952	234	—	—	—
Reserves for Possible Losses on Loans	(315,621)		(314,330)	—	—	—	(1,291)

Total assets	205,028,300		172,265,461	21,495,785	3,318,075	10,507,133	2,762,827

Liabilities
Deposits	125,081,233		—	—	—	—	125,081,233
Negotiable Certificates of Deposit	11,382,590		—	—	—	—	11,382,590
Call Money and Bills Sold	2,105,293		—	—	—	—	2,105,293
Payables under Repurchase Agreements	16,656,828		—	16,656,828	—	—	—
Guarantee Deposits Received under Securities Lending Transactions	1,566,833		—	1,566,833	—	—	—
Commercial Paper	710,391		—	—	—	—	710,391
Trading Liabilities	8,121,543		—	4,936,441	—	8,121,543	—
Borrowed Money	4,896,218		—	—	—	—	4,896,218
Foreign Exchange Liabilities	445,804		—	—	—	—	445,804
Short-term Bonds	362,185		—	—	—	—	362,185
Bonds and Notes	7,544,256		—	—	—	—	7,544,256
Due to Trust Accounts	4,733,131		—	—	—	—	4,733,131
Derivatives other than for trading liabilities	1,514,483		—	1,514,483	—	—	—
Other Liabilities	3,685,585		—	76,599	—	—	3,608,986
Reserve for Bonus Payments	66,872		—	—	—	—	66,872
Reserve for variable compensation	3,242		—	—	—	—	3,242
Net Defined Benefit Liability	58,890		—	—	—	—	58,890
Reserve for Director and Corporate Auditor Retirement Benefits	1,460		—	—	—	—	1,460
Reserve for possible losses on sales of loans	1,075		—	—	—	—	1,075
Reserve for contingencies	5,622		56	—	—	—	5,566
Reserve for reimbursement of deposits	20,011		—	—	—	—	20,011
Reserve for reimbursement of debentures	30,760		—	—	—	—	30,760
Reserves under Special Laws	2,361		—	—	—	—	2,361
Deferred Tax Liabilities	421,002		—	—	—	—	421,002
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186		—	—	—	—	66,186
Acceptances and Guarantees	5,723,186		—	—	—	—	5,723,186

Total liabilities	195,207,054		56	24,751,187	—	8,121,543	167,270,708

Notes:

1.	Since the scope of accounting consolidation and that of regulatory consolidation are the same, the column (a) and (b) have been combined.

2.	Market risk includes foreign exchange risk and commodities risk in the banking book, but only those items in the trading book are recorded.

	(Millions of yen)

	As of March 31, 2019

	a	b	c	d	e	f	g

			Carrying values of items:
	Carrying values as reported in published financial statements/	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitization framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets
Cash and Due from Banks	45,108,602		45,108,602	—	—	—	—
Call Loans and Bills Purchased	648,254		648,254	—	—	—	—
Receivables under Resale Agreements	12,997,628		—	12,997,628	—	—	—
Guarantee Deposits Paid under Securities Borrowing Transactions	2,578,133		—	2,578,133	—	—	—
Other Debt Purchased	2,828,959		2,205,129	—	589,211	—	34,619
Trading Assets	12,043,608		—	6,074,759	—	12,043,608	—
Money Held in Trust	351,889		351,889	—	—	—	—
Securities	29,774,489		28,542,167	—	1,168,312	—	64,008
Loans and Bills Discounted	78,456,935		77,017,297	456	1,439,181	—	—
Foreign Exchange Assets	1,993,668		1,993,668	—	—	—	—
Derivatives Other than for Trading Assets	1,328,227		—	1,328,227	—	—	—
Other Assets	4,229,589		1,465,349	1,557,007	6,724	—	1,200,507
Tangible Fixed Assets	1,037,006		1,037,006	—	—	—	—
Intangible Fixed Assets	620,231		167,749	—	—	—	452,482
Net Defined Benefit Asset	982,804		300,661	—	—	—	682,142
Deferred Tax Assets	37,960		1,393	—	—	—	36,566
Customers’ Liabilities for Acceptances and Guarantees	6,062,053		6,060,193	7	1,852	—	—
Reserves for Possible Losses on Loans	(287,815)		(287,794)	—	—	—	(20)

Total assets	200,792,226		164,611,568	24,536,221	3,205,281	12,043,608	2,470,306

Liabilities
Deposits	124,311,025		—	—	—	—	124,311,025
Negotiable Certificates of Deposit	13,338,571		—	—	—	—	13,338,571
Call Money and Bills Sold	2,841,931		—	—	—	—	2,841,931
Payables under Repurchase Agreements	14,640,439		—	14,640,439	—	—	—
Guarantee Deposits Received under Securities Lending Transactions	1,484,584		—	1,484,584	—	—	—
Commercial Paper	941,181		—	—	—	—	941,181
Trading Liabilities	8,325,520		—	5,745,580	—	8,325,520	—
Borrowed Money	3,061,504		—	—	—	—	3,061,504
Foreign Exchange Liabilities	669,578		—	—	—	—	669,578
Short-term Bonds	355,539		—	—	—	—	355,539
Bonds and Notes	8,351,071		—	—	—	—	8,351,071
Due to Trust Accounts	1,102,073		—	—	—	—	1,102,073
Derivatives other than for trading liabilities	1,165,602		—	1,165,602	—	—	—
Other Liabilities	4,512,325		—	55,033	—	—	4,457,291
Reserve for Bonus Payments	68,117		—	—	—	—	68,117
Reserve for variable compensation	2,867		—	—	—	—	2,867
Net Defined Benefit Liability	60,873		—	—	—	—	60,873
Reserve for Director and Corporate Auditor Retirement Benefits	1,389		—	—	—	—	1,389
Reserve for possible losses on sales of loans	630		—	—	—	—	630
Reserve for contingencies	4,910		100	—	—	—	4,809
Reserve for reimbursement of deposits	19,068		—	—	—	—	19,068
Reserve for reimbursement of debentures	25,566		—	—	—	—	25,566
Reserves under Special Laws	2,473		—	—	—	—	2,473
Deferred Tax Liabilities	185,974		—	—	—	—	185,974
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315		—	—	—	—	63,315
Acceptances and Guarantees	6,062,053		—	—	—	—	6,062,053

Total liabilities	191,598,188		100	23,091,239	—	8,325,520	165,926,908

Notes:

1.	Since the scope of accounting consolidation and that of regulatory consolidation are the same, the column (a) and (b) have been combined.

2.	Market risk includes foreign exchange risk and commodities risk in the banking book, but only those items in the trading book are recorded.

(B) LI2: Main Sources of Differences between Regulatory Exposure Amounts and Carrying Values in Financial Statements

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d	e
		Total	Items subject to:
			Credit risk framework	Counterparty credit risk framework	Securitization framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template LI1)	202,265,473	172,265,461	21,495,785	3,318,075	10,507,133
2	Liabilities carrying value amount under regulatory scope of consolidation (as per template LI1)	27,936,345	56	24,751,187	—	8,121,543
3	Total net amount under regulatory scope of consolidation	174,329,127	172,265,405	(3,255,401)	3,318,075	2,385,589
4	Off-balance sheet amounts	17,311,153	16,446,822	—	864,331	—
5	Differences due to consideration of provision for loan losses and write-offs	401,252	401,252	—	—	—
6	Differences due to derivative transactions, etc.	1,887,980	—	1,887,980	—	—
7	Differences due to repurchase transactions	17,310,011	—	17,310,011	—	—
8	Other differences	(523,103)	(907,644)	—	—	—
9	Exposure amounts considered for regulatory purposes	210,716,420	188,205,836	15,942,589	4,182,406	2,385,589

Notes:

1.	Column (a) is not necessarily equal to the sum of columns (b) to (e) due to assets being riskweighted more than once.

2.	Differences between regulatory exposure amounts and carrying values in consolidated financial statements and the main sources of the differences are as follows.

•   Off-balance sheet amounts correspond to the differences produced mainly by adding exposures to undrawn commitments and by multiplying customer liabilities for acceptances and guarantees by the credit conversion factor (CCF) assigned to off-balance sheet items under the regulatory capital requirements.

•   Differences due to consideration of provision for loan losses, and write-offs are produced mainly by adding general provisions for loan losses, specific provisions for loan losses and partial direct bad debt write-offs to those assets subject to the advanced internal ratings-based approach.

•   Differences due to derivative transactions, etc. are produced mainly by incorporating future market value fluctuations and the effect of netting into regulatory exposure amounts. Derivative transactions, etc. include long-settlement transactions.

•   Differences due to repurchase transactions are mainly produced by adding the exposure amounts related to assets pledged as collateral and considering the effect of netting and collateral.

•   Other differences are produced mainly by considering the offsetting of deferred tax assets against deferred tax liabilities and the regulatory recognized effectiveness of hedging and making regulatory prudential adjustments.

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d	e
		Total	Items subject to:
			Credit risk framework	Counterparty credit risk framework	Securitization framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template LI1)	198,321,920	164,611,568	24,536,221	3,205,281	12,043,608
2	Liabilities carrying value amount under regulatory scope of consolidation (as per template LI1)	25,671,280	100	23,091,239	—	8,325,520
3	Total net amount under regulatory scope of consolidation	172,650,640	164,611,467	1,444,982	3,205,281	3,718,088
4	Off-balance sheet amounts	18,704,303	17,707,842	—	996,461	—
5	Differences due to consideration of provision for loan losses and write-offs	372,837	372,837	—	—	—
6	Differences due to derivative transactions, etc.	1,818,614	—	1,818,614	—	—
7	Differences due to repurchase transactions	11,473,212	—	11,473,212	—	—
8	Other differences	(21,575)	(350,755)	—	—	—
9	Exposure amounts considered for regulatory purposes	204,998,031	182,341,391	14,736,809	4,201,743	3,718,088

Notes:

1.	Column (a) is not necessarily equal to the sum of columns (b) to (e) due to assets being riskweighted more than once.

2.	Differences between regulatory exposure amounts and carrying values in consolidated financial statements and the main sources of the differences are as follows.

•   Off-balance sheet amounts correspond to the differences produced mainly by adding exposures to undrawn commitments and by multiplying customer liabilities for acceptances and guarantees by the credit conversion factor (CCF) assigned to off-balance sheet items under the regulatory capital requirements.

•   Differences due to consideration of provision for loan losses, and write-offs are produced mainly by adding general provisions for loan losses, specific provisions for loan losses and partial direct bad debt write-offs to those assets subject to the advanced internal ratings-based approach.

•   Differences due to derivative transactions, etc. are produced mainly by incorporating future market value fluctuations and the effect of netting into regulatory exposure amounts. Derivative transactions, etc. include long-settlement transactions.

•   Differences due to repurchase transactions are mainly produced by adding the exposure amounts related to assets pledged as collateral and considering the effect of netting and collateral.

•   Other differences are produced mainly by considering the offsetting of deferred tax assets against deferred tax liabilities and the regulatory recognized effectiveness of hedging and making regulatory prudential adjustments.

∎ Credit Risk

(1) Summary of Risk Profile, Risk Management Policies/ Procedures and Structure

See pages 69 to 71 for a summary of our credit risk profile and credit risk management policies, etc.

(2) Summary of Provision for Loan Losses and Charge-offs

See page 70 for a summary of provision for loan losses and charge-offs.

(3) Quantitative Disclosure on Credit Risk

Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures below.

(A) CR1: Credit Quality of Assets

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d
		Gross carrying values of
		Defaulted exposures	Non-defaulted exposures	Reserve	Net values (a+b-c)
	On-balance sheet exposures
1	Loans	645,060	77,305,616	271,369	77,679,307
2	Debt securities	5,946	26,116,905	—	26,122,851
3	Other on-balance sheet debt exposures	2,652	51,697,897	2,526	51,698,023

4	Total on-balance sheet exposures (1+2+3)	653,659	155,120,419	273,896	155,500,182

	Off-balance sheet exposures
5	Guarantees	13,776	5,709,421	30,819	5,692,378
6	Commitments	15,249	25,189,759	—	25,205,009

7	Total off-balance sheet exposures (5+6)	29,026	30,899,180	30,819	30,897,388

	Total

8	Total assets (4+7)	682,685	186,019,600	304,715	186,397,570

Notes:

1.	Other on-balance sheet debt exposures include deposits, call loans, bills purchased, other debt purchased, money held in trust and foreign exchange assets, etc.

2.	Defaulted exposures include restructured loans, loans past due for three months or more, loans to bankrupt borrowers and so on.

3.	Reserve corresponds to the amount of reserves for possible loan losses

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d
		Gross carrying values of
		Defaulted exposures	Non-defaulted exposures	Reserve	Net values (a+b-c)
	On-balance sheet exposures
1	Loans	626,537	76,391,257	250,708	76,767,086
2	Debt securities	5,616	22,665,487	—	22,671,103
3	Other on-balance sheet debt exposures	8,724	49,282,616	2,506	49,288,834

4	Total on-balance sheet exposures (1+2+3)	640,879	148,339,361	253,215	148,727,025

	Off-balance sheet exposures
5	Guarantees	18,741	6,043,311	30,717	6,031,335
6	Commitments	15,216	26,990,138	—	27,005,354

7	Total off-balance sheet exposures (5+6)	30,168	31,247,288	30,717	33,036,689

	Total

8	Total assets (4+7)	674,836	181,372,812	283,933	181,763,715

Notes:

1.	Other on-balance sheet debt exposures include deposits, call loans, bills purchased, other debt purchased, money held in trust and foreign exchange assets, etc.

2.	Defaulted exposures include restructured loans, loans past due for three months or more, loans to bankrupt borrowers and so on.

3.	Reserve corresponds to the amount of reserves for possible loan losses

(B) Breakdown of Credit Risk Exposures

(a) Breakdown by Geographical Area

	(Billions of yen)
	As of March 31, 2018				As of March 31, 2019
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Others	Total	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Others	Total
Domestic	62,042.2	21,449.0	37,376.2	120,867.5	65,407.9	18,914.7	40,872	125,194.7

Overseas	39,785.8	9,122.3	10,527.5	59,435.7	43,521.4	7,804.6	10,834.2	62,160.3
Asia	10,263.4	1,961.2	1,947.9	14,172.7	11,448.8	2,068.7	1,812.5	15,330.0
Central and South America	2,947.5	52.0	1,136.3	4,135.9	3,421.1	69.0	1,058.2	4,548.4
North America	14,172.5	5,074.6	5,917.4	25,164.6	15,596.8	2,811.5	5,624.2	24,032.6
Eastern Europe	346.0	—	10.0	356.1	338.1	—	6.8	345.0
Western Europe	7,876.3	1,313.7	844.5	10,034.6	8,700.7	2,199.6	1,983.9	12,884.3
Other areas	4,179.8	720.5	671.1	5,571.5	4,015.7	655.4	348.5	5,019.7

Total	101,828.0	30,571.3	47,903.8	180,303.2	108,929.4	26,719.3	51,706.3	187,355.1

Standardized approach portion	/	/	/	16,604.4	/	/	/	3,446.8

Notes:

1.	Standardized approach portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit RWA

2.	Exposure to non-Japanese residents is included in Overseas.

3.	Others include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets and other assets, etc.

(b) Breakdown by Industry

	(Billions of yen)
	As of March 31, 2018				As of March 31, 2019
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Others	Total	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Others	Total
Manufacturing	22,348.0	2,335.3	551.1	25,234.5	24,669.8	1,961.9	383.6	27,015.4
Construction	1,834.4	235.7	65.5	2,135.6	1,745.6	230.3	11.3	1,987.3
Real estate	9,576.2	814.1	18.0	10,408.5	10,741.9	872.3	5.9	11,620.1
Service industries	5,455.8	440.1	714.2	6,610.2	5,800.9	418.9	34.3	6,254.2
Wholesale and retail	9,536.2	755.6	744.0	11,036.0	10,268.6	702.8	662.7	11,634.2
Finance and insurance	13,028.8	2,395.8	3,706.3	19,131.0	16,080.8	2,960.3	11,484.8	30,525.9
Individuals	12,145.6	9.9	114.1	12,269.6	11,667.7	—	10.3	11,678.1
Other industries	25,827.4	8,314.1	9,790.1	43,931.7	26,389.4	6,574.3	2,729.5	35,693.3
Japanese Government; Bank of Japan	2,075.1	15,270.3	32,200.0	49,545.6	1,564.4	12,998.3	36,383.5	50,946.2

Total	101,828.0	30,571.3	47,903.8	180,303.2	108,929.4	26,719.3	51,706.3	187,355.1

Standardized approach portion	/	/	/	16,604.4	/	/	/	3,446.8

Notes:

1.	Standardized approach portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit RWA.

2.	Others include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets and other assets, etc.

(c) Breakdown by Residual Contractual Maturity

	(Billions of yen)
	As of March 31, 2018				As of March 31, 2019
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Others	Total	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Others	Total
Less than one year	30,139.5	10,117.3	6,135.9	46,392.7	28,047.5	12,158.2	7,605.5	47,811.3
From one year to less than three years	22,692.1	4,828.9	789.9	28,311.0	28,129.7	4,153.6	17.4	32,300.8
From three years to less than five years	20,637.6	3,738.5	14.5	24,390.7	23,229.0	1,252.1	13.8	24,495.0
Five years or more	27,872.8	7,042.5	165.4	35,080.9	29,160.9	4,980.4	38.1	34,179.5
Other than above	485.8	4,843.9	40,798.0	46,127.8	362.1	4,174.8	44,031.3	48,568.3

Total	101,828.0	30,571.3	47,903.8	180,303.2	108,929.4	26,719.3	51,706.3	187,355.1

Standardized approach portion	/	/	/	16,604.4	/	/	/	3,446.8

Notes:

1.	Standardized approach portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit RWA

2.	Others include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets and other assets, etc.

(C) Exposure to Obligors Claims of Whom Meet the Stipulations in the Article 4 Paragraph 2, 3 or 4 of the Ordinance for Enforcement of the Act on Emergency Measures for the Revitalization of the Financial Functions Enacted in Japan

(a) Breakdown by Geographical Area

	(Billions of yen)
	As of March 31, 2018			As of March 31, 2019
	Exposure	Reserve	Write-Offs	Exposure	Reserve	Write-Offs
Domestic	598.8	121.9	13.7	580.0	110.0	15.9

Overseas	193.0	35.9	1.4	185.1	61.0	9.4
Asia	28.6	2.4	0.0	51.9	28.3	8.9
Central and South America	63.1	4.3	—	20.2	2.9	0.5
North America	19.9	0.3	—	78.1	19.5	—
Eastern Europe	0.4	0.4	—	0.2	0.2	—
Western Europe	71.4	24.8	1.3	22.2	4.0	0.0
Other areas	9.2	3.4	—	12.3	5.7	—

Total	791.8	157.8	15.2	765.2	171.0	25.4

Standardized approach portion	14.1	6.9	0.3	8.8	3.0	0.9

Note:

Standardized approach portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit RWA

(b) Breakdown by Industry

	(Billions of yen)
	As of March 31, 2018			As of March 31, 2019
	Exposure	Reserve	Write-Offs	Exposure	Reserve	Write-Offs
Manufacturing	190.9	50.4	2.8	151.1	48.2	3.2
Construction	7.8	0.8	0.1	21.2	6.3	9.4
Real estate	43.5	1.8	0.2	52.8	2.2	0.0
Service industries	73.6	12.9	1.9	89.2	15.3	0.9
Wholesale and retail	198.2	55.0	5.7	148.1	29.3	8.3
Finance and insurance	21.5	1.9	—	26.3	3.9	0.0
Individuals	103.3	12.3	3.3	82.3	10.2	3.0
Other industries	152.6	22.4	0.8	193.7	55.3	0.4

Total	791.8	157.8	15.2	765.2	171.0	25.4

Standardized approach portion	14.1	6.9	0.3	8.8	3.0	0.9

Note:

Standardized approach portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit RWA.

(D) Exposure by Past Due Period

(Billions of yen)
As of March 31, 2018
Less than one month	From one month to less than two months	From two months to less than three months	Three months or more	Total
100.7	46.1	15.1	29.4	191.5

Note:

Excluding claims under bankruptcy or substantial bankruptcy stipulated in the Article 4 paragraph 2 of the Ordinance for Enforcement of the Act on Emergency Measures for the Revitalization of the Financial Functions as well as high risk claims stipulated in the Article 4 paragraph 3.

(Billions of yen)
As of March 31, 2019
Less than one month	From one month to less than two months	From two months to less than three months	Three months or more	Total
385.6	117.3	24.7	119.5	647.3

Note:

Excluding claims under bankruptcy or substantial bankruptcy stipulated in the Article 4 paragraph 2 of the Ordinance for Enforcement of the Act on Emergency Measures for the Revitalization of the Financial Functions as well as high risk claims stipulated in the Article 4 paragraph 3.

(E) Exposure to Obligors Claims of Whom Have been Restructured for the Purpose of Corporate Restructuring or Supporting the Customer

(Billions of yen)
As of March 31, 2018

Exposure	Amount of exposure for which loss reserve has increased as a result of restructuring of lending terms	Others
322.7	280.6	42.0

Note:

Excluding claims under bankruptcy or substantial bankruptcy stipulated in the Article 4 paragraph 2 of the Ordinance for Enforcement of the Act on Emergency Measures for the Revitalization of the Financial Functions, high risk claims stipulated in the Article 4 paragraph 3 or claims overdue for more than three months stipulated in the Article 4 paragraph 4.

(Billions of yen)
As of March 31, 2019

Exposure	Amount of exposure for which loss reserve has increased as a result of restructuring of lending terms	Others
263.2	225.4	37.7

Note:

Excluding claims under bankruptcy or substantial bankruptcy stipulated in the Article 4 paragraph 2 of the Ordinance for Enforcement of the Act on Emergency Measures for the Revitalization of the Financial Functions, high risk claims stipulated in the Article 4 paragraph 3 or claims overdue for more than three months stipulated in the Article 4 paragraph 4.

(F) CR2: Changes in Defaulted Loans and Debt Securities

			(Millions of yen)
No.			Exposure
1	Defaulted loans and debt securities as of March 31, 2018		653,659
2	Breakdown of changes in loans and debt securities during this reporting period	Defaulted	224,717
3		Returned to non-defaulted status	85,190
4		Amounts written off	33,999
5		Other changes	(118,308)

6	Defaulted loans and debt securities as of March 31, 2019 (1+2-3-4+5)		640,879

Note:

Other changes corresponds to the amount of variation in defaulted exposures arising from debt recovery and additional credit to defaulted obligors, etc.

(4) Credit Risk under Internal Ratings-Based (IRB) Approach

(i) Summary of Internal Ratings-Based (IRB) Approach

We have adopted Advanced Internal Ratings-Based (AIRB) Approach as a method to calculate credit risk weighted assets (RWA) since March 31, 2009. The following business units have adopted AIRB approach:

Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Credit Guarantee Co., Ltd., Mizuho Trust Realty Company Limited, Mizuho Bank (China), Mizuho Bank (USA), Ltd., Mizuho Bank Europe N.V., and Mizuho Capital Markets LLC.

Note: Special purpose companies (SPCs) controlled by the above companies have also adopted the AIRB approach due to their business operations integrated with their parent companies.

The application scope of AIRB is determined through taking into account the importance for each business unit, such as the ratio of its credit RWA to that of the entire group. AIRB is generally applied to those assets held by the business units that have adopted AIRB except for some asset classes considered immaterial for the purpose of calculating credit RWA. In addition, AIRB is used for all equity exposures regardless of what approach the business unit has adopted. With respect to credit RWA exposures under Regarded-Method, AIRB is used for those of which the look-through approach is applied except for cases where it is difficult to accurately calculate credit RWA regarding their underlying assets based on the IRB Approach and therefore reliability of credit RWA cannot be secured. The standardized approach will be applied to any of those business units and asset classes that do not meet the above conditions.

(ii) Summary of Our Internal Rating System

See page 69 for a summary of our internal rating system and rating assignment procedures.

The following table sets forth information with respect to the definition of obligor ratings:

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.	Non-investment grade zone
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
*	Obligors who have loans in need of monitoring (restructured loans and loans past due for three months or more) out of the obligors who require close watching going forward

Estimation of parameters and validation

We use our own estimates for the parameters indicated below in the calculation of credit RWA under the Basel Framework. We generally validate the parameters by backtesting or other methods on an annual basis. Methods of estimation and validation as well as results are approved by the Chief Risk Officer.

PD	Probability of default (likelihood of default of an obligor over a period of one year)
LGD	Loss given default
EAD	Exposure at default

The definition of default conforms to the Notice issued by Japan’s Financial Services Agency.

Details of Estimates:

We estimate PD of corporate, sovereign and bank exposures per obligor rating, and that of retail exposures per pool allocations. In making estimations, we make conservative adjustments such as accounting for estimation error on the long-term average of internal default records. We supplement estimations for low default portfolios with external data. We apply the regulatory floor PD (0.03%) to A1-rated obligors in the measurement of credit RWA, except for sovereign exposures. The estimated parameters in almost all the PD categories such as obligor rating or pool allocations exceeded actual defaults in the last three years. The differences stemmed from such reasons as: actual defaults in the last few years were lower than the long-term average of the defaults over the entire period, which was the basis for our estimation; conservative adjustments have been made to estimated parameters.

We estimate LGD based on obligor classifications in our self-assessments or pool allocations, and protection coverage. For LGD per obligor classifications, we estimate LGD under normal economic circumstances based on prior defaulted obligor data, making adjustments in consideration of periods of economic downturn using stochastic methods. Our estimation is based on validation of the time between the default event and the closure of the exposure as well as LGD for low default portfolios etc. With regard to protection, we estimate LGD per type of collateral using some external data.

We estimate EAD based on prior defaulted obligor data.

(iii) Asset Class-based EAD Ratios to the Total EAD by Credit RWA Calculation Approach

	As of March 31, 2018	As of March 31, 2019
Internal Ratings-based Approach	91.18%	98.08%
Corporate	79.20%	86.81%
Retail	6.24%	6.12%
Equities	2.75%	2.44%
Purchase Receivables	1.75%	1.62%
Others	1.21%	1.07%

Standardized Approach	8.81%	1.91%

Total	100.00%	100.00%

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.	As for any portfolio to which the standardized approach is applied, exposure instead of EAD is used for calculation.

(iv) Quantitative Disclosure on Credit Risk under Internal Ratings-based Approach

(A) CR6: IRB–Credit Risk Exposures by Portfolio and PD Range

		(Millions of yen, %, number in the thousands, year)
		As of March 31, 2018
		a	b	c	d	e	f	g	h	i	j	k	l
PD scale		Original on-balance sheet gross exposure	Off- balance sheet exposures pre CCF	Average CCF	EAD post CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions
	Sovereign
1	0.00 to <0.15	65,282,123	493,305	78.14	67,094,685	0.00	0.3	37.99	1.6	633,434	0.94	828	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	30,742	3,142	75.00	9,343	0.27	0.0	37.97	3.5	4,931	52.77	9	/
4	0.50 to <0.75	76,127	14,762	75.00	76,646	0.50	0.0	37.97	1.1	35,076	45.76	146	/
5	0.75 to <2.50	80,202	163	75.00	28,798	1.46	0.0	37.44	1.6	22,058	76.59	158	/
6	2.50 to <10.00	62,602	9,186	75.00	947	3.30	0.0	37.97	2.6	1,068	112.71	11	/
7	10.00 to <100.00	16,952	26	75.00	217	15.16	0.0	8.17	1.1	83	38.66	2	/
8	100.00 (Default)	1,819	—	—	19	100.00	0.0	28.17	1.2	7	37.33	4	/

9	Sub-total	65,550,571	520,586	77.97	67,210,657	0.00	0.3	37.99	1.6	696,660	1.03	1,163	792

	Banks
1	0.00 to <0.15	3,444,364	704,050	72.47	4,274,768	0.06	0.3	37.38	1.4	693,677	16.22	1,011	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	106,079	34,292	83.00	157,228	0.27	0.0	34.08	1.5	45,560	28.97	123	/
4	0.50 to <0.75	197,750	55,035	72.89	211,024	0.50	0.0	36.75	1.4	103,707	49.14	378	/
5	0.75 to <2.50	130,564	9,911	75.32	138,643	1.00	0.0	36.73	1.4	102,512	73.93	504	/
6	2.50 to <10.00	20,652	18,128	67.96	24,045	3.13	0.0	40.38	2.2	28,335	117.84	304	/
7	10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—	/
8	100.00 (Default)	1,287	—	—	1,287	100.00	0.0	96.57	4.9	363	28.25	1,214	/

9	Sub-total	3,900,699	821,418	72.87	4,806,998	0.16	0.5	37.26	1.4	974,158	20.26	3,536	2,408

	Corporate (except SME and specialized lending)
1	0.00 to <0.15	35,728,142	21,717,226	73.81	52,701,719	0.07	6.5	37.97	2.4	11,485,859	21.79	15,786	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	4,154,221	1,464,926	75.16	4,954,125	0.27	5.3	33.22	2.6	1,978,399	39.93	4,556	/
4	0.50 to <0.75	3,335,203	874,325	74.03	3,808,160	0.50	3.8	33.57	2.7	2,073,698	54.45	6,434	/
5	0.75 to <2.50	4,212,757	926,478	75.97	4,518,372	1.18	5.2	31.97	2.6	3,145,660	69.61	17,169	/
6	2.50 to <10.00	1,967,931	684,281	70.34	1,912,682	3.86	1.9	32.58	3.0	2,026,392	105.94	24,920	/
7	10.00 to <100.00	478,359	172,021	77.99	418,948	15.16	0.7	28.23	2.2	574,489	137.12	17,943	/
8	100.00 (Default)	420,603	22,230	80.22	414,611	100.00	0.7	38.96	2.1	127,172	30.67	151,385	/

9	Sub-total	50,297,219	25,861,490	73.92	68,728,619	0.99	24.3	36.78	2.5	21,411,672	31.15	238,196	162,210

	SME
1	0.00 to <0.15	82,869	20,926	74.99	98,562	0.07	0.0	31.64	2.3	14,696	14.91	24	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	552,499	29,152	73.71	562,058	0.27	3.0	24.31	2.8	142,029	25.26	378	/
4	0.50 to <0.75	688,348	26,430	74.25	690,992	0.50	3.3	23.91	3.0	229,938	33.27	831	/
5	0.75 to <2.50	1,243,471	29,192	75.43	1,226,916	1.19	5.9	20.75	3.4	491,630	40.07	3,124	/
6	2.50 to <10.00	454,790	12,354	76.30	446,427	3.25	1.7	19.05	3.7	214,824	48.12	2,802	/
7	10.00 to <100.00	147,430	5,173	92.75	140,309	15.16	0.7	17.98	3.1	106,804	76.12	3,828	/
8	100.00 (Default)	146,588	623	66.96	137,093	100.00	0.6	42.41	2.2	43,356	31.62	54,678	/

9	Sub-total	3,315,998	123,853	75.47	3,302,360	5.83	15.4	22.89	3.2	1,243,280	37.64	65,667	44,718

	Specialized Lending
1	0.00 to <0.15	2,375,330	262,272	77.84	2,206,165	0.09	0.4	36.49	4.3	707,374	32.06	759	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	386,629	139,797	77.89	373,281	0.27	0.0	38.49	4.1	219,941	58.92	397	/
4	0.50 to <0.75	230,853	74,918	77.70	215,900	0.50	0.0	43.42	4.1	185,680	86.00	471	/
5	0.75 to <2.50	413,034	107,078	75.36	331,811	1.02	0.0	38.49	4.5	335,100	100.99	1,312	/
6	2.50 to <10.00	76,132	14,241	76.45	51,744	4.38	0.0	38.19	3.5	68,274	131.94	867	/
7	10.00 to <100.00	40,737	1,342	94.02	9,364	15.16	0.0	37.97	3.9	18,836	201.13	539	/
8	100.00 (Default)	29,001	389	100.00	25,293	100.00	0.0	64.04	4.2	12,473	49.31	15,201	/

9	Sub-total	3,551,720	600,039	77.41	3,213,563	1.13	0.6	37.64	4.2	1,547,680	48.16	19,549	13,313

	Equities (PD/LGD approach)
1	0.00 to <0.15	3,704,926	21,305	100.00	3,726,232	0.05	1.0	90.00	5.0	3,795,623	101.86	/	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	/	/
3	0.25 to <0.50	90,067	—	—	90,067	0.27	0.5	90.00	5.0	142,515	158.23	/	/
4	0.50 to <0.75	43,662	—	—	43,662	0.50	0.3	90.00	5.0	89,021	203.88	/	/
5	0.75 to <2.50	40,387	—	—	40,387	1.15	0.2	90.00	5.0	107,668	266.58	/	/
6	2.50 to <10.00	113,095	—	—	113,095	3.76	0.0	90.00	5.0	425,736	376.44	/	/
7	10.00 to <100.00	915	—	—	915	15.16	0.0	90.00	5.0	5,851	638.79	/	/
8	100.00 (Default)	5,710	—	—	5,710	100.00	0.1	90.00	5.0	64,245	1,125.00	/	/

9	Sub-total	3,998,766	21,305	100.00	4,020,072	0.33	2.3	90.00	5.0	4,630,663	115.18	/	/

(-Continued)

		(Millions of yen, %, number in the thousands, year)
		As of March 31, 2018
		a	b	c	d	e	f	g	h	i	j	k	l
PD scale		Original on-balance sheet gross exposure	Off- balance sheet exposures pre CCF	Average CCF	EAD post CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions
	Purchased receivables (Corporate, etc.)–Default Risk Equivalent
1	0.00 to <0.15	2,148,219	701,913	75.14	2,671,876	0.08	0.9	38.23	1.9	472,908	17.69	818	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	129,026	94,175	77.74	202,240	0.27	0.2	37.89	2.0	80,622	39.86	212	/
4	0.50 to <0.75	102,644	31,136	79.27	127,326	0.50	0.1	37.89	1.8	66,997	52.61	242	/
5	0.75 to <2.50	83,546	28,528	77.42	105,635	1.04	0.1	37.88	2.3	80,956	76.63	419	/
6	2.50 to <10.00	122,256	30,434	75.58	144,774	5.78	0.0	37.97	1.4	177,211	122.40	3,180	/
7	10.00 to <100.00	1,163	18,484	75.71	15,159	15.16	0.0	37.97	1.6	27,179	179.28	873	/
8	100.00 (Default)	1,720	—	—	1,720	100.00	0.0	93.53	1.0	521	30.29	1,567	/

9	Sub-total	2,588,578	904,673	75.65	3,268,735	0.51	1.6	38.20	1.9	906,398	27.72	7,314	4,980

	Purchased receivables (Retail)–Default Risk Equivalent
1	0.00 to <0.15	—	—	—	—	—	—	—	—	—	—	—	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	—	—	—	—	—	—	—	—	—	—	—	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	—	—	—	—	—	—	—	—	—	—	—	/
6	2.50 to <10.00	—	—	—	—	—	—	—	—	—	—	—	/
7	10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—	/
8	100.00 (Default)	—	—	—	—	—	—	—	—	—	—	—	/

9	Sub-total	—	—	—	—	—	—	—	—	—	—	—	—

	Purchased receivables (Dilution Risk Equivalent)
1	0.00 to <0.15	895,557	16,505	100.00	912,062	0.02	0.1	7.96	—	166,817	18.29	411	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	11,735	—	—	11,735	0.27	0.0	37.97	—	3,654	31.13	12	/
4	0.50 to <0.75	17,229	—	—	17,229	0.50	0.0	37.31	—	7,609	44.16	32	/
5	0.75 to <2.50	97,240	5,881	100.00	103,122	1.39	0.0	19.96	—	69,059	66.96	463	/
6	2.50 to <10.00	11,811	—	—	11,811	3.03	0.0	8.82	—	11,116	94.11	140	/
7	10.00 to <100.00	923	—	—	923	15.16	0.0	37.97	—	1,553	168.25	53	/
8	100.00 (Default)	2,139	—	—	2,139	100.00	0.0	47.79	—	1,087	50.85	935	/

9	Sub-total	1,036,637	22,387	100.00	1,059,024	0.41	0.1	10.06	—	260,898	24.63	2,050	/

	Retail–qualifying revolving retail exposures (QRRE)
1	0.00 to <0.15	—	—	—	0	0.13	0.0	78.04	/	0	6.01	0	/
2	0.15 to <0.25	—	—	—	33	0.18	0.4	77.05	/	2	7.79	0	/
3	0.25 to <0.50	—	—	—	60	0.34	2.0	78.04	/	7	12.85	0	/
4	0.50 to <0.75	—	—	—	—	—	—	—	/	—	—	—	/
5	0.75 to <2.50	246,700	882,617	15.67	385,057	2.31	484.0	78.03	/	214,816	55.78	6,961	/
6	2.50 to <10.00	171,502	904,560	8.86	251,550	4.06	1,838.9	78.04	/	204,438	81.27	7,973	/
7	10.00 to <100.00	30,330	15,707	38.33	36,349	18.49	111.4	78.04	/	64,164	176.51	5,245	/
8	100.00 (Default)	547	1,389	12.13	710	100.00	2.1	71.86	/	564	79.48	465	/

9	Sub-total	449,080	1,804,276	12.45	673,761	3.94	2,439.0	78.03	/	483,995	71.83	20,647	14,060

	Retail–Residential mortgage
1	0.00 to <0.15	1,753,094	—	—	1,788,294	0.07	134.0	29.40	/	98,880	5.52	396	/
2	0.15 to <0.25	1,555,463	—	—	1,557,206	0.19	98.7	31.48	/	196,694	12.63	984	/
3	0.25 to <0.50	1,995,206	—	—	1,996,178	0.35	137.5	33.88	/	411,553	20.61	2,400	/
4	0.50 to <0.75	1,913,740	106,001	97.52	1,976,720	0.66	176.4	36.68	/	684,897	34.64	4,785	/
5	0.75 to <2.50	1,540,512	869	100.00	1,543,115	1.08	118.2	36.58	/	736,804	47.74	6,054	/
6	2.50 to <10.00	78,221	2,795	100.00	81,793	9.58	6.9	37.92	/	138,206	168.97	2,969	/
7	10.00 to <100.00	31,308	2,477	100.00	33,807	47.05	3.2	40.24	/	66,608	197.02	6,406	/
8	100.00 (Default)	67,581	1,372	100.00	68,903	100.00	4.3	45.19	/	32,533	47.21	28,537	/

9	Sub-total	8,935,128	113,516	97.68	9,046,019	1.48	679.7	33.80	/	2,366,178	26.15	52,535	35,776

	Other retail
1	0.00 to <0.15	20	—	—	307,294	0.05	41.4	43.50	/	19,034	6.19	75	/
2	0.15 to <0.25	2	—	—	55,690	0.18	4.5	43.16	/	9,068	16.28	43	/
3	0.25 to <0.50	121,031	155	100.00	137,772	0.34	4.1	46.55	/	37,291	27.06	224	/
4	0.50 to <0.75	188,160	550	75.18	184,968	0.69	65.9	26.93	/	41,514	22.44	327	/
5	0.75 to <2.50	1,017,097	3,472	78.21	940,438	1.36	26.4	53.29	/	528,419	56.18	5,988	/
6	2.50 to <10.00	398,879	1,897	63.40	174,889	6.29	16.0	22.22	/	57,981	33.15	2,149	/
7	10.00 to <100.00	98,427	9,870	51.83	49,497	18.27	11.8	31.29	/	32,253	65.16	3,156	/
8	100.00 (Default)	73,064	3,023	94.67	58,600	100.00	2.9	44.01	/	25,897	44.19	23,722	/

9	Sub-total	1,896,684	18,970	65.72	1,909,152	4.89	173.4	44.68	/	751,460	39.36	35,688	24,303

Total (all portfolios)		145,521,084	30,812,518	70.60	167,238,965	0.72	3,337.8	38.21	2.20	35,273,045	21.01	446,348	302,564

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.	On-balance sheet exposures, pre-CCF and pre- CRM off-balance sheet exposures, and the average CCF are allocated to the PD ranges based on pre- CRM PD estimates.

3.	The number of credits is disclosed as the number of data of obligors for QRRE, residential mortgage and other retail excluding credit for business purpose.

		(Millions of yen, %, number in the thousands, year)
		As of March 31, 2019
		a	b	c	d	e	f	g	h	i	j	k	l
PD scale		Original on-balance sheet gross exposure	Off- balance sheet exposures pre CCF	Average CCF	EAD post CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions
	Sovereign
1	0.00 to <0.15	66,209,608	413,709	79.43	67,797,332	0.00	0.3	38.03	1.3	671,312	0.99	930	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	22,190	1,474	75.00	11,124	0.34	0.0	36.76	3.9	6,566	59.03	13	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	138,214	4,995	75.00	85,505	1.11	0.0	37.97	1.1	55,620	65.04	361	/
6	2.50 to <10.00	61,800	5,173	75.00	1,489	3.91	0.0	38.01	1.4	1,573	105.67	22	/
7	10.00 to <100.00	16,436	—	—	1,428	14.89	0.0	33.77	3.0	2,429	170.03	71	/
8	100.00 (Default)	2	—	—	2	100.00	0.0	30.41	1.0	0	38.64	0	/

9	Sub-total	66,448,251	425,353	79.31	67,896,882	0.00	0.3	38.03	1.3	737,504	1.08	1,400	870

	Banks
1	0.00 to <0.15	3,592,231	725,966	74.88	4,596,204	0.05	0.3	37.91	1.5	688,280	14.97	919	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	237,686	40,584	60.92	278,522	0.36	0.1	36.95	1.6	107,045	38.43	326	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	219,123	29,303	84.78	216,764	1.09	0.0	37.02	0.9	154,486	71.26	882	/
6	2.50 to <10.00	21,103	22,332	74.21	21,994	3.07	0.0	41.05	2.6	26,736	121.56	277	/
7	10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—	/
8	100.00 (Default)	1,027	—	—	1,027	100.00	0.0	96.59	5.0	313	30.50	967	/

9	Sub-total	4,071,173	818,186	74.53	5,114,513	0.15	0.5	37.84	1.5	976,862	19.09	3,372	2,097

	Corporate (except SME and specialized lending)
1	0.00 to <0.15	40,813,958	24,147,753	73.81	59,581,637	0.06	7.4	37.97	2.4	11,710,662	19.65	14,916	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	7,720,193	2,298,649	74.72	8,953,178	0.36	8.8	33.72	2.7	4,145,489	46.30	11,029	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	4,813,838	1,175,144	75.42	5,206,907	1.15	4.9	32.17	2.8	3,721,758	71.47	19,267	/
6	2.50 to <10.00	1,460,606	388,260	66.82	1,284,345	3.55	325.4	30.88	2.8	1,217,196	94.77	14,174	/
7	10.00 to <100.00	528,967	156,905	78.38	439,761	14.89	3.1	28.10	2.5	605,761	137.74	18,409	/
8	100.00 (Default)	427,003	27,531	75.69	428,303	100.00	2.7	45.25	1.7	172,313	40.23	180,058	/

9	Sub-total	55,764,567	28,194,244	73.88	75,894,134	0.88	352.5	36.94	2.5	21,573,181	28.42	257,855	160,329

	SME
1	0.00 to <0.15	203,291	31,166	73.21	229,178	0.06	0.0	34.50	3.2	47,184	20.58	49	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	1,375,014	60,686	74.30	1,398,157	0.37	7.0	25.12	3.0	427,172	30.55	1,298	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	1,354,712	45,022	77.81	1,353,538	1.16	6.0	22.44	3.3	580,133	42.86	3,600	/
6	2.50 to <10.00	489,549	13,808	80.96	483,191	3.19	110.3	21.16	3.8	261,443	54.10	3,316	/
7	10.00 to <100.00	173,990	3,889	70.49	169,776	14.89	1.8	17.62	3.2	126,925	74.76	4,456	/
8	100.00 (Default)	134,811	926	76.62	126,842	100.00	1.0	39.69	2.2	42,527	33.52	46,945	/

9	Sub-total	3,731,369	155,499	75.61	3,760,684	5.01	126.4	24.37	3.2	1,485,386	39.49	59,667	37,099

	Specialized Lending
1	0.00 to <0.15	2,709,198	333,675	76.43	2,561,400	0.08	0.4	34.94	4.3	736,152	28.74	725	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	683,188	291,892	77.22	695,724	0.33	0.1	38.38	4.1	444,157	63.84	915	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	383,404	81,839	74.89	326,439	0.93	0.0	38.87	4.4	320,941	98.31	1,186	/
6	2.50 to <10.00	77,269	6,208	92.47	44,533	3.46	0.0	37.55	3.7	55,284	124.13	582	/
7	10.00 to <100.00	24,918	6,265	77.55	16,303	14.89	0.0	38.01	3.9	32,615	200.04	923	/
8	100.00 (Default)	29,225	363	100.00	27,175	100.00	0.0	62.73	4.4	14,536	53.48	15,884	/

9	Sub-total	3,907,204	720,244	76.74	3,671,578	1.05	0.7	36.19	4.2	1,603,687	43.67	20,218	12,571

	Equities (PD/LGD approach)
1	0.00 to <0.15	3,123,409	11,603	100.00	3,135,013	0.04	1.0	90.00	5.0	3,165,376	100.96	/	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	/	/
3	0.25 to <0.50	119,829	—	—	119,829	0.33	0.7	90.00	5.0	202,127	168.67	/	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	/	/
5	0.75 to <2.50	70,861	—	—	70,861	1.19	0.2	90.00	5.0	192,321	271.40	/	/
6	2.50 to <10.00	11,930	—	—	11,930	4.01	0.0	90.00	5.0	45,342	380.06	/	/
7	10.00 to <100.00	1,164	—	—	1,164	14.89	0.0	90.00	5.0	7,520	646.00	/	/
8	100.00 (Default)	4,084	—	—	4,084	100.00	0.1	90.00	5.0	45,948	1,125.00	/	/

9	Sub-total	3,331,279	11,603	100.00	3,342,883	0.22	2.2	90.00	5.0	3,658,637	109.44	/	/

(-Continued)

		(Millions of yen, %, number in the thousands, year)
		As of March 31, 2019
		a	b	c	d	e	f	g	h	i	j	k	l
PD scale		Original on-balance sheet gross exposure	Off- balance sheet exposures pre CCF	Average CCF	EAD post CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions
	Purchased receivables (Corporate, etc.)–Default Risk Equivalent
1	0.00 to <0.15	2,072,913	550,531	78.15	2,503,107	0.06	0.6	38.33	1.5	338,704	13.53	657	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	232,216	74,542	76.53	289,269	0.37	0.2	38.01	1.7	127,787	44.17	413	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	83,738	22,631	86.29	103,268	0.93	0.0	38.01	1.1	62,883	60.89	366	/
6	2.50 to <10.00	18,318	2,873	94.31	21,029	3.08	0.0	38.01	1.3	20,303	96.55	246	/
7	10.00 to <100.00	0	17,891	75.08	13,434	14.89	0.0	38.01	1.0	23,247	173.03	760	/
8	100.00 (Default)	217	—	—	217	100.00	0.0	31.88	4.3	91	42.30	61	/

9	Sub-total	2,407,405	668,470	78.23	2,930,326	0.22	1.0	38.28	1.5	573,018	19.55	2,506	1,558

	Purchased receivables (Retail)–Default Risk Equivalent
1	0.00 to <0.15	—	—	—	—	—	—	—	—	—	—	—	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	—	—	—	—	—	—		—	—	—	—	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	—	—	—	—	—	—	—	—	—	—	—	/
6	2.50 to <10.00	—	—	—	—	—	—	—	—	—	—	—	/
7	10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—	/
8	100.00 (Default)	—	—	—	—	—	—	—	—	—	—	—	/

9	Sub-total	—	—	—	—	—	—	—	—	—	—	—	—

	Purchased receivables (Dilution Risk Equivalent)
1	0.00 to <0.15	1,039,561	80,631	100.00	1,120,192	0.07	0.1	38.01	—	145,295	12.97	313	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	72,202	—	—	72,202	0.33	0.0	37.89	—	24,992	34.61	91	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	94,637	—	—	94,637	1.37	0.0	38.01	—	65,989	69.72	493	/
6	2.50 to <10.00	6,623	—	—	6,623	3.54	0.0	38.01	—	6,473	97.73	89	/
7	10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—	/
8	100.00 (Default)	7,126	—	—	7,126	100.00	0.0	46.87	—	3,825	53.67	3,034	/

9	Sub-total	1,220,150	80,631	100.00	1,300,781	0.74	0.1	38.05	—	246,577	18.95	4,022	/

	Retail–qualifying revolving retail exposures (QRRE)
1	0.00 to <0.15	—	—	—	—	—	—	—	/	—	—	—	/
2	0.15 to <0.25	—	—	—	25	0.19	0.8	77.69	/	2	8.14	0	/
3	0.25 to <0.50	—	—	—	30	0.33	0.7	78.44	/	3	12.65	0	/
4	0.50 to <0.75	—	—	—	—	—	—	—	/	—	—	—	/
5	0.75 to <2.50	237,551	865,682	14.27	361,157	2.34	593.9	78.44	/	204,539	56.63	6,653	/
6	2.50 to <10.00	170,152	892,916	7.95	241,079	4.14	2,067.1	78.45	/	199,358	82.69	7,829	/
7	10.00 to <100.00	34,125	17,631	33.62	40,054	19.89	205.0	78.45	/	71,273	177.93	6,251	/
8	100.00 (Default)	482	1,229	11.44	619	100.00	1.9	71.90	/	522	84.32	403	/

9	Sub-total	442,312	1,777,459	11.28	642,966	4.20	2,869.6	78.44	/	475,700	73.98	21,139	13,144

	Retail–Residential mortgage
1	0.00 to <0.15	1,944,487	—	—	1,979,064	0.08	248.9	28.72	/	115,422	5.83	475	/
2	0.15 to <0.25	1,147,939	—	—	1,150,775	0.20	114.5	31.96	/	150,495	13.07	756	/
3	0.25 to <0.50	1,988,711	—	—	1,988,027	0.34	231.1	32.65	/	388,607	19.54	2,253	/
4	0.50 to <0.75	1,880,714	88,387	97.55	1,928,162	0.64	284.0	35.67	/	639,405	33.16	4,434	/
5	0.75 to <2.50	1,501,250	629	100.00	1,503,498	1.09	198.7	35.64	/	703,107	46.76	5,783	/
6	2.50 to <10.00	70,680	2,380	100.00	73,417	9.45	10.4	37.38	/	121,737	165.81	2,592	/
7	10.00 to <100.00	26,306	2,136	100.00	28,456	46.92	4.3	39.43	/	54,817	192.63	5,272	/
8	100.00 (Default)	63,491	1,315	100.00	64,871	100.00	5.4	44.36	/	32,383	49.91	26,192	/

9	Sub-total	8,623,582	94,848	97.72	8,716,274	1.43	1,097.6	33.00	/	2,205,975	25.30	47,762	29,697

	Other retail
1	0.00 to <0.15	22	—	—	259,936	0.05	37.7	47.73	/	18,716	7.20	73	/
2	0.15 to <0.25	6	—	—	68,228	0.18	4.8	46.76	/	12,328	18.06	60	/
3	0.25 to <0.50	117,622	32	100.00	118,210	0.35	5.2	47.57	/	32,836	27.77	197	/
4	0.50 to <0.75	94,978	266	75.25	93,320	0.66	88.6	46.78	/	36,409	39.01	287	/
5	0.75 to <2.50	953,276	3,252	80.96	890,437	1.36	27.1	46.54	/	443,075	49.75	5,181	/
6	2.50 to <10.00	352,855	1,980	61.13	156,726	6.46	11.1	19.31	/	44,909	28.65	1,593	/
7	10.00 to <100.00	88,419	9,336	52.40	45,890	17.80	15.0	32.98	/	31,233	68.06	2,940	/
8	100.00 (Default)	67,629	2,590	90.22	53,369	100.00	2.8	47.47	/	25,175	47.17	23,323	/

9	Sub-total	1,674,812	17,457	64.76	1,686,119	5.04	192.7	43.95	/	644,684	38.23	33,658	20,927

Total (all portfolios)		151,622,109	32,964,000	70.89	174,957,145	0.66	4,644.3	38.17	2.00	34,181,215	19.53	451,605	278,296

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.	On-balance sheet exposures, pre-CCF and pre- CRM off-balance sheet exposures, and the average CCF are allocated to the PD ranges based on pre- CRM PD estimates.

3.	The number of credits is disclosed as the number of data of obligors for QRRE, residential mortgage and other retail excluding credit for business purpose.

(B) CR8:RWA flow statements of credit risk exposures under IRB approach

			(Billions of yen)
No.			RWA
1	RWA as of March 31, 2018		40,008.8
2	Breakdown of changes during this reporting period	Asset size	988.2
3		Portfolio quality	(2,253.8)
4		Model updates	—
5		Methodology and policy	(224.1)
6		Acquisitions and disposals	—
7		Foreign currency fluctuations	294.4
8		Other	(29.9)
9	RWA as of March 31, 2019		38,783.5

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.

Asset size corresponds to the amount of variation in RWA arising from changes in book size and composition, increased assets resulting from origination of new businesses, decreased assets due to matured receivables, etc.

3.	Portfolio quality corresponds to the amount of variation in RWA arising from changes in obligor’s and facilities’ ratings, changes in collateral values and guarantees, etc.

4.

Methodology and policy corresponds to the amount of variation in RWA arising from methodological changes in calculations driven by regulatory policy changes including revisions to existing regulations.

5.

Foreign currency fluctuations correspond to the amount of variation in RWA arising from the effect of fluctuations in foreign exchange rates involving exposures to transactions denominated in foreign currencies.

(C) CR9: IRB–Backtesting of Probability of Default (PD) per Portfolio

(%, the number of data)
As of March 31, 2018
a	b	c					d	e	f		g	h	i
Portfolio	PD Range	External rating equivalent					Weighted average PD	Arithmetic average PD by obligors	Number of obligors		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate
		S&P	Moody’s	Fitch	R&I	JCR			As of March 31, 2017	As of March 31, 2018

Corporate, etc.	0.00 to <0.10	AAA~A-	Aaa~A3	AAA~A-	AAA~A-	AAA~A-	0.05	0.06	2,330	2,395	—	—	—
	0.10 to <0.20	BBB+~BBB-	Baa1~Baa3	BBB+~BBB-	BBB+~BBB-	BBB+~BBB-	0.15	0.15	5,072	5,272	2	—	0.03
	0.20 to <1.00	BB+~BB-	Ba1~Ba3	BB+~BB-	BB+~BB-	BB+~BB-	0.48	0.52	20,736	21,267	52	—	0.21
	1.00 to <5.00	B+~B-	B1~B3	B+~B-	B+~B-	B+~B-	2.06	2.15	9,832	9,041	112	2	1.29
	5.00 to <100.00	CCC+~CCC-	Caa1~Caa3	CCC+~CCC-	CCC+~CCC-	CCC~C	12.59	12.86	2,500	2,144	197	4	8.02
Retail–qualifying revolving retail exposures (QRRE)	0.00 to <0.10	/	/	/	/	/	—	—	—	—	—	—	—
	0.10 to <0.20	/	/	/	/	/	—	—	—	—	—	—	—
	0.20 to <1.00	/	/	/	/	/	—	—	—	—	—	—	—
	1.00 to <5.00	/	/	/	/	/	2.35	2.80	316,263	338,973	5,789	1,004	1.68
	5.00 to <100.00	/	/	/	/	/	10.17	6.24	137,011	146,695	12,315	1,232	7.85
Retail–Residential mortgage	0.00 to <0.10	/	/	/	/	/	0.05	0.05	77,649	71,310	20	—	0.02
	0.10 to <0.20	/	/	/	/	/	0.14	0.14	101,477	103,939	44	—	0.07
	0.20 to <1.00	/	/	/	/	/	0.53	0.53	413,756	395,746	966	3	0.28
	1.00 to <5.00	/	/	/	/	/	1.26	1.22	62,374	75,664	303	—	0.57
	5.00 to <100.00	/	/	/	/	/	19.03	20.36	11,209	8,551	1,014	—	11.81
Other retail	0.00 to <0.10	/	/	/	/	/	—	—	—	—	—	—	—
	0.10 to <0.20	/	/	/	/	/	—	—	—	—	—	—	—
	0.20 to <1.00	/	/	/	/	/	0.80	0.66	429,469	340,586	1,333	27	0.31
	1.00 to <5.00	/	/	/	/	/	2.20	3.08	440,253	322,169	2,020	180	0.73
	5.00 to <100.00	/	/	/	/	/	17.74	22.92	73,044	47,241	3,113	13	4.23

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.

Exposures to sovereign and bank is included in the category of corporate, etc. because their obligors can be presumably specified. Likewise, exposures to corporate (except specialized lending), specialized lending, equity and purchased receivables (corporate) is included in the category of corporate, etc. because the data of the respective portfolios is not separately used for PD estimation. Since purchased receivables (retail) account for a small portion of the entire exposure, they are incorporated with any one of QRRE, residential mortgage or other retail depending on the portfolio classification of the purchased receivables.

3.	PD Range indicates the ranges of PD estimates for multiple consolidated internal ratings groups.

4.

The following shows the percentages accounted for by the respective portfolios among the credit RWA calculated by the AIRB: Corporate, etc. : 76%, QRRE: 1%, Residential mortgage : 7%, Other retail : 3%

5.	The number of credits is disclosed as the number of data of obligors for QRRE, residential mortgage and other retail excluding credit for business purpose.

6.	The back testing covers the period from September 30, 2016 to September 30, 2017.

(%, the number of data)
As of March 31, 2019
a	b	c					d	e	f		g	h	i
Portfolio	PD Range	External rating equivalent					Weighted average PD	Arithmetic average PD by obligors	Number of obligors		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate
		S&P	Moody’s	Fitch	R&I	JCR			As of March 31, 2018	As of March 31, 2019

Corporate, etc.	0.00 to <0.10	AAA~A-	Aaa~A3	AAA~A-	AAA~A-	AAA~A-	0.05	0.05	2,404	2,381	—	—	—
	0.10 to <0.20	BBB+~BBB-	Baa1~Baa3	BBB+~BBB-	BBB+~BBB-	BBB+~BBB-	0.13	0.14	5,295	5,295	2	—	0.03
	0.20 to <1.00	BB+~BB-	Ba1~Ba3	BB+~BB-	BB+~BB-	BB+~BB-	0.48	0.51	21,259	21,605	44	1	0.22
	1.00 to <5.00	B+~B-	B1~B3	B+~B-	B+~B-	B+~B-	2.24	2.15	9,037	8,453	115	2	1.29
	5.00 to <100.00	CCC+~CCC-	Caa1~Caa3	CCC+~CCC-	CCC+~CCC-	CCC~C	10.79	13.08	2,144	1,882	140	2	7.77
Retail–qualifying revolving retail exposures (QRRE)	0.00 to <0.10	/	/	/	/	/	—	—	—	—	—	—	—
	0.10 to <0.20	/	/	/	/	/	—	—	—	—	—	—	—
	0.20 to <1.00	/	/	/	/	/	—	—	—	—	—	—	—
	1.00 to <5.00	/	/	/	/	/	2.40	2.81	376,296	363,146	7,834	913	1.88
	5.00 to <100.00	/	/	/	/	/	10.75	6.73	109,372	115,560	11,704	709	8.95
Retail–Residential mortgage	0.00 to <0.10	/	/	/	/	/	0.06	0.06	96,887	87,230	38	—	0.02
	0.10 to <0.20	/	/	/	/	/	0.15	0.15	78,362	78,900	39	1	0.06
	0.20 to <1.00	/	/	/	/	/	0.53	0.53	396,443	385,619	871	5	0.24
	1.00 to <5.00	/	/	/	/	/	1.30	1.26	75,664	82,718	363	—	0.51
	5.00 to <100.00	/	/	/	/	/	21.24	22.41	8,551	9,024	961	—	10.77
Other retail	0.00 to <0.10	/	/	/	/	/	—	—	—	—	—	—	—
	0.10 to <0.20	/	/	/	/	/	—	—	—	—	—	—	—
	0.20 to <1.00	/	/	/	/	/	0.77	0.67	389,084	273,543	1,343	25	0.32
	1.00 to <5.00	/	/	/	/	/	2.38	3.20	273,668	207,228	1,508	12	0.48
	5.00 to <100.00	/	/	/	/	/	18.47	22.85	47,239	34,136	2,579	5	4.46

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.

Exposures to sovereign and bank is included in the category of corporate, etc. because their obligors can be presumably specified. Likewise, exposures to corporate (except specialized lending), specialized lending, equity and purchased receivables (corporate) is included in the category of corporate, etc. because the data of the respective portfolios is not separately used for PD estimation. Since purchased receivables (retail) account for a small portion of the entire exposure, they are incorporated with any one of QRRE, residential mortgage or other retail depending on the portfolio classification of the purchased receivables.

3.	PD Range indicates the ranges of PD estimates for multiple consolidated internal ratings groups.

4.

The following shows the percentages accounted for by the respective portfolios among the credit RWA calculated by the AIRB: Corporate, etc. : 75%, QRRE: 1%, Residential mortgage : 7%, Other retail : 2%

5.	The number of credits is disclosed as the number of data of obligors for QRRE, residential mortgage and other retail excluding credit for business purpose.

6.	The back testing covers the period from September 30, 2017 to September 30, 2018.

(D) CR10: IRB -Specialized Lending under the Slotting Criteria Approach and Equity Exposures under the Market-based Approach etc.

(Millions of yen, %)

As of March 31, 2018
a	b	c	d	e	f	g	h	i	j	k	l
Specialized lending under slotting criteria approach
Other than HVCRE
Regulatory categories	Remaining maturity	On- balance sheet amount	Off- balance sheet amount	RW	Exposure amount					RWA	Expected losses
					P F	O F	C F	I P R E	Total
Strong	Less than 2.5 years	—	—	50%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	24,919	—	70%	—	24,919	—	—	24,919	17,443	99
Good	Less than 2.5 years	—	—	70%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	—	—	90%	—	—	—	—	—	—	—
Satisfactory		3,464	—	115%	—	3,464	—	—	3,464	3,984	97
Weak		11,108	—	250%	—	11,147	—	—	11,147	27,868	891
Default		3,081	—	—	—	9,312	—	—	9,312	—	4,656

Total		42,574	—	—	—	48,844	—	—	48,844	49,296	5,744

HVCRE
Regulatory categories	Remaining maturity	On- balance sheet amount	Off- balance sheet amount	RW					Exposure amount	RWA	Expected losses
Strong	Less than 2.5 years	2,698	700	70%					3,225	2,257	12
	Equal to or more than 2.5 years	55,022	16,356	95%					67,290	63,925	269
Good	Less than 2.5 years	13	—	95%					13	13	0
	Equal to or more than 2.5 years	23,260	3,970	120%					26,250	31,500	105
Satisfactory		—	—	140%					—	—	—
Weak		—	—	250%					—	—	—
Default		—	—	—					—	—	—

Total		80,996	21,026	—					96,779	97,696	387

Equity exposures under the market-based approach etc.
Equity exposures under the market-based approach
Categories		On- balance sheet amount	Off- balance sheet amount	RW					Exposure amount	RWA

Exchange-traded equity exposures		841,626	68,014	300%					909,640	2,728,922
Private equity exposures		58,551	1,510	400%					59,683	238,735
Other equity exposures		—	—	—					—	—

Total		900,177	69,524	—					969,324	2,967,658

Equity exposures to which a risk weight of 100% is applied
Equity exposures to which a risk weight of 100% is applied		4,415	—	100%					4,415	4,415

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.	PF, OF, CF and IPRE respectively stand for project finance, object finance, commodity finance and income-producing real estate.

(Millions of yen, %)
As of March 31, 2019
a	b	c	d	e	f	g	h	i	j	k	l
Specialized lending under slotting criteria approach
Other than HVCRE
Regulatory categories	Remaining maturity	On- balance sheet amount	Off- balance sheet amount	RW	Exposure amount					RWA	Expected losses
					P F	O F	C F	I P R E	Total
Strong	Less than 2.5 years	—	—	50%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	24,983	—	70%	—	24,983	—	—	24,983	17,488	99
Good	Less than 2.5 years	—	—	70%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	504	—	90%	—	504	—	—	504	454	4
Satisfactory		3,735	10,422	115%	—	11,553	—	—	11,553	13,286	323
Weak		9,962	—	250%	—	10,109	—	—	10,109	25,273	808
Default		3,081	—	—	—	9,312	—	—	9,312	—	4,656

Total		42,267	10,422	—	—	56,463	—	—	56,463	56,502	5,892

HVCRE
Regulatory categories	Remaining maturity	On- balance sheet amount	Off- balance sheet amount	RW					Exposure amount	RWA	Expected losses
Strong	Less than 2.5 years	8,449	—	70%					8,449	5,914	33
	Equal to or more than 2.5 years	72,936	14,206	95%					83,601	79,421	334
Good	Less than 2.5 years	2,010	—	95%					2,010	1,910	8
	Equal to or more than 2.5 years	8,654	18,530	120%					22,555	27,066	90
Satisfactory		—	—	140%					—	—	—
Weak		—	—	250%					—	—	—
Default		—	—	—					—	—	—

Total		92,050	32,736	—					116,618	114,313	466

Equity exposures under the market-based approach etc.
Equity exposures under the market-based approach
Categories		On- balance sheet amount	Off- balance sheet amount	RW					Exposure amount	RWA

Exchange-traded equity exposures		721,228	30,289	300%					751,517	2,254,553
Private equity exposures		57,192	1,694	400%					58463	233,852
Other equity exposures		—	—	—					—	—

Total		778,420	31,984	—					809,980	2,488,405

Equity exposures to which a risk weight of 100% is applied
Equity exposures to which a risk weight of 100% is applied		4,543	—	100%					4,543	4,543

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.	PF, OF, CF and IPRE respectively stand for project finance, object finance, commodity finance and income-producing real estate.

(5) Credit Risk under Standardized Approach

(i) Status of portfolios to which the standardized approach is applied

Eligible external credit assessment institutions used for determining the risk weight for portfolios to which the standardized approach is applied are Rating and Investment Information, Inc. (R&I) in Japan and S&P Global Ratings overseas.

We apply a risk weight of 100% for all of our corporate exposure.

(ii) Quantitative disclosure on credit risk under standardized approach

(A) CR5: Standardized Approach–Exposures by Asset Classes and Risk Weights

			(Millions of yen)
			As of March 31, 2018
			a	b	c	d	e	f	g	h	i	j	k
			Credit exposures amount (post CCF and post-CRM)
Asset classes		Risk weight	0%	10%	20%	35%	50%	75%	100%	150%	250%	1,250%	Total

1	Cash		10,169	—	—	—	—	—	—	—	—	—	10,169
2	Japanese sovereigns and Bank of Japan		12,698,108	—	—	—	—	—	—	—	—	—	12,698,108
3	Foreign central sovereigns and central banks		75,651	—	34,791	—	64,684	—	75,963	—	—	—	251,091
4	Bank for International Settlements,etc.		—	—	—	—	—	—	—	—	—	—	—
5	Japanese non-central governmental PSEs		1,089	—	—	—	—	—	—	—	—	—	1,089
6	Non-central governmental PSEs other than foreign central sovereigns, etc.		—	—	7,731	—	38	—	16	—	—	—	7,786
7	International development banks		2,983	—	—	—	—	—	—	—	—	—	2,983
8	Japan Finance Organization for Municipalities		—	36,192	—	—	—	—	—	—	—	—	36,192
9	Japanese government institutions		—	523,138	—	—	—	—	—	—	—	—	523,138
10	Three regional public sectors of Japan		—	—	—	—	—	—	—	—	—	—	—
11	Financial institutions and business operators conducting the type I financial instruments business		—	—	703,187	—	19,773	—	48,083	—	—	—	771,044
12	Corporates, etc.		—	—	—	—	—	—	1,484,951	—	—	—	1,484,951
13	Regulatory retail portfolios and individuals		—	—	—	—	—	—	—	—	—	—	—
14	Mortgage housing loan		—	—	—	—	—	—	—	—	—	—	—
15	Real estate acquisition business, etc.		—	—	—	—	—	—	—	—	—	—	—
16	Claims past due for 3 months or more (excluding mortgage housing loan)		—	—	—	—	60	—	12	27	—	—	100
17	Claims past due for 3 months or more regarding mortgage housing loan		—	—	—	—	—	—	—	—	—	—	—
18	Bills in process of collection		—	—	—	—	—	—	—	—	—	—	—
19	With guarantee of Credit Guarantee Corporations, etc.		—	—	—	—	—	—	—	—	—	—	—
20	With guarantee of Regional Economy Vitalization Corporation of Japan		—	—	—	—	—	—	—	—	—	—	—
21	Investments, etc.(excluding significant investments)		—	—	—	—	—	—	—	—	—	—	—

22	Total		12,788,002	559,331	745,710	—	84,557	—	1,609,027	27	—	—	15,786,656

Note:

Counterparty credit risk exposures, credit risk related to securitization transactions, and exposures which are underlaid with the plural number of assets and transactions are excluded from the amount of credit risk exposures above.

			(Millions of yen)
			As of March 31, 2019
			a	b	c	d	e	f	g	h	i	j	k
			Credit exposures amount (post CCF and post-CRM)
Asset classes		Risk weight	0%	10%	20%	35%	50%	75%	100%	150%	250%	1,250%	Total

1	Cash		116	—	—	—	—	—	—	—	—	—	116
2	Japanese sovereigns and Bank of Japan		465,728	—	—	—	—	—	—	—	—	—	465,728
3	Foreign central sovereigns and central banks		46,903	—	39,562	—	123,316	—	55,915	—	—	—	265,699
4	Bank for International Settlements, etc.		—	—	—	—	—	—	—	—	—	—	—
5	Japanese non-central governmental PSEs		1,043	—	—	—	—	—	—	—	—	—	1,043
6	Non-central governmental PSEs other than foreign central sovereigns, etc.		—	—	1,103	—	61	—	28	—	—	—	1,194
7	International development banks		6	—	—	—	—	—	—	—	—	—	6
8	Japan Finance Organization for Municipalities		—	1	—	—	—	—	—	—	—	—	1
9	Japanese government institutions		—	2,328	—	—	—	—	—	—	—	—	2,328
10	Three regional public sectors of Japan		—	—	—	—	—	—	—	—	—	—	—
11	Financial institutions and business operators conducting the type I financial instruments business		—	—	238,960	—	45,431	—	62,702	—	—	—	347,093
12	Corporates, etc.		—	—	—	—	—	—	1,479,276	—	—	—	1,479,276
13	Regulatory retail portfolios and individuals		—	—	—	—	—	—	—	—	—	—	—
14	Mortgage housing loan		—	—	—	—	—	—	—	—	—	—	—
15	Real estate acquisition business, etc.		—	—	—	—	—	—	—	—	—	—	—
16	Claims past due for 3 months or more (excluding mortgage housing loan)		—	—	—	—	87	—	17	21	—	—	126
17	Claims past due for 3 months or more regarding mortgage housing loan		—	—	—	—	—	—	—	—	—	—	—
18	Bills in process of collection		—	—	—	—	—	—	—	—	—	—	—
19	With guarantee of Credit Guarantee Corporations, etc.		—	—	—	—	—	—	—	—	—	—	—
20	With guarantee of Regional Economy Vitalization Corporation of Japan		—	—	—	—	—	—	—	—	—	—	—
21	Investments, etc. (excluding significant investments)		—	—	—	—	—	—	—	—	—	—	—

22	Total		513,798	2,330	279,627	—	168,897	—	1,597,940	21	—	—	2,562,615

Note:

Counterparty credit risk exposures, credit risk related to securitization transactions, and fund exposures are excluded from the amount of credit risk exposures above.

(6) Credit Risk Mitigation Techniques

(i) Summary of Risk Profile, Risk Management Policies/ Procedures and Structure

We obtain collateral and guarantees as a means of securing credit. In obtaining the collateral and guarantees, we evaluate the value of the collateral, guarantee performance capability of guarantor and legal enforceability, and we also conduct periodical subsequent re-evaluations. Furthermore, we monitor any concentration of risks in a particular classification, keeping an eye on the concentration of collateral type and/or of credit risks in particular companies including indirect credit exposure such as guarantees. When calculating the credit risk weighted assets for capital adequacy ratio regulations, the effect of credit risk mitigation through financial collateral (mainly deposits and securities), other collateral (mainly real estate) and guarantees by “sovereign, banks or corporations above a certain credit rating” is reflected.

(ii) Quantitative Disclosure on Credit Risk Mitigation Techniques

Counterparty risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures below.

(A) CR3: Credit Risk Mitigation Techniques–Overview

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d	e
		Exposures unsecured	Exposures secured	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
1	Loans	64,898,669	12,780,637	5,990,412	6,784,828	5,397
2	Debt securities	25,670,926	451,924	179,920	272,003	—
3	Other on balance debt assets	51,653,415	44,607	5,016	39,591	—

4	Total (1+2+3)	142,223,012	13,277,170	6,175,349	7,096,423	5,397

5	Of which defaulted	461,445	192,214	135,384	56,830	—

Notes:

1.	Other on-balance debt assets include deposits, call loans, bills purchased, monetary claims bought, money held in trust, and foreign exchange assets, etc.

2.	Defaulted exposures include restructured loans, loans past due for three months or more, loans to bankrupt borrowers and so on.

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d	e
		Exposures unsecured	Exposures secured	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
1	Loans	60,910,902	15,856,184	6,365,790	7,169,389	3,137
2	Debt securities	22,289,542	381,561	212,479	95,790	—
3	Other on balance debt assets	49,191,702	97,131	3,037	78,503	—

4	Total (1+2+3)	132,392,148	16,334,877	6,581,306	7,343,683	3,137

5	Of which defaulted	261,864	220,226	101,305	47,220	—

Notes:

1.	Other on-balance debt assets include deposits, call loans, bills purchased, monetary claims bought, money held in trust, and foreign exchange assets, etc.

2.	Defaulted exposures include restructured loans, loans past due for three months or more, loans to bankrupt borrowers and so on.

(B) CR4: Standardized Approach–Credit Risk Exposure and Credit Risk Mitigation (CRM) Effects

		(Millions of yen, except percentages)
		As of March 31, 2018
		a	b	c	d	e	f
		Exposures before CCF and CRM		Exposures post-CCF and CRM
Asset classes		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA density

1	Cash	10,169	—	10,169	—	—	0.00
2	Japanese sovereigns and Bank of Japan	12,698,108	—	12,698,108	—	—	0.00
3	Foreign central sovereigns and central banks	251,091	—	251,091	—	115,264	45.90
4	Bank for International Settlements,etc.	—	—	—	—	—	—
5	Japanese non-central governmental PSEs	1,089	—	1,089	—	—	0.00
6	Non-central governmental PSEs other than foreign central sovereigns, etc.	7,786	—	7,786	—	1,581	20.31
7	International development banks	2,983	—	2,983	—	—	0.00
8	Japan finance organization for municipalities	36,192	—	36,192	—	100	0.27
9	Japanese government institutions	523,138	—	523,138	—	19,531	3.73
10	Three regional public sectors of Japan	—	—	—	—	—	—
11	Financial institutions and business operators conducting the type I financial instruments business	770,920	774	770,657	387	198,607	25.75
12	Corporates, etc.	1,282,944	261,731	1,282,944	202,006	1,484,893	99.99
13	Regulatory retail portfolios and individuals	—	—	—	—	—	—
14	Mortgage housing loan	—	—	—	—	—	—
15	Real estate acquisition business, etc.	—	—	—	—	—	—
16	Loans past due for 3 months or more (excluding mortgage housing loan)	100	—	100	—	83	83.26
17	Loans past due for 3 months or more regarding mortgage housing loan	—	—	—	—	—	—
18	Bills in process of collection	—	—	—	—	—	—
19	With guarantee of Credit Guarantee Corporation, etc.	—	—	—	—	—	—
20	With guarantee of Regional Economy Vitalization Corporation of Japan	—	—	—	—	—	—
21	Investments, etc.(excluding significant investments)	—	—	—	—	—	—

22	Total	15,584,525	262,506	15,584,262	202,393	1,820,063	11.52

		(Millions of yen, except percentages)
		As of March 31, 2019
		a	b	c	d	e	f
		Exposures before CCF and CRM		Exposures post-CCF and CRM
Asset classes		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA density

1	Cash	116	—	116	—	—	0.00
2	Japanese sovereigns and Bank of Japan	465,728	—	465,728	—	—	0.00
3	Foreign central sovereigns and central banks	265,699	—	265,699	—	125,486	47.22
4	Bank for International Settlements,etc.	—	—	—	—	—	—
5	Japanese non-central governmental PSEs	1,043	—	1,043	—	—	0.00
6	Non-central governmental PSEs other than foreign central sovereigns, etc.	1,194	—	1,194	—	280	23.48
7	International development banks	6	—	6	—	—	0.00
8	Japan finance organization for municipalities	1	—	1	—	0	10.00
9	Japanese government institutions	2,328	—	2,328	—	232	10.00
10	Three regional public sectors of Japan	—	—	—	—	—	—
11	Financial institutions and business operators conducting the type I financial instruments business	315,793	63,536	315,325	31,768	133,210	38.37
12	Corporates, etc.	1,274,106	258,259	1,274,106	205,170	1,479,220	99.99
13	Regulatory retail portfolios and individuals	—	—	—	—	—	—
14	Mortgage housing loan	—	—	—	—	—	—
15	Real estate acquisition business, etc.	—	—	—	—	—	—
16	Loans past due for 3 months or more (excluding mortgage housing loan)	126	—	126	—	93	73.70
17	Loans past due for 3 months or more regarding mortgage housing loan	—	—	—	—	—	—
18	Bills in process of collection	—	—	—	—	—	—
19	With guarantee of Credit Guarantee Corporation, etc.	—	—	—	—	—	—
20	With guarantee of Regional Economy Vitalization Corporation of Japan	—	—	—	—	—	—
21	Investments, etc.(excluding significant investments)	—	—	—	—	—	—

22	Total	2,326,144	321,795	2,325,677	236,938	1,738,523	67.84

(C) CR7: IRB–Effect on RWA of Credit Derivatives Used as CRM Techniques

		(Millions of yen)
		As of March 31, 2018
		a	b
Portfolios		Pre-credit derivatives RWA	Actual RWA

1	Sovereign–FIRB	—	—
2	Sovereign–AIRB	577,518	577,518
3	Banks–FIRB	—	—
4	Banks–AIRB	930,901	930,901
5	Corporate (except Specialized lending)–FIRB	—	—
6	Corporate (except Specialized lending)–AIRB	22,718,567	22,715,534
7	Specialized lending–FIRB	—	—
8	Specialized lending–AIRB	1,796,490	1,796,490
9	Retail–qualifying revolving retail exposures (QRRE)	483,995	483,995
10	Retail–residential mortgage exposures	2,366,178	2,366,178
11	Other retail exposures	751,460	751,460
12	Equity–FIRB	—	—
13	Equity–AIRB	4,640,872	4,640,872
14	Purchased receivables–FIRB	—	—
15	Purchased receivables–AIRB	1,167,296	1,167,296

16	Total	35,433,279	35,430,246

		(Millions of yen)
		As of March 31, 2019
		a	b
Portfolios		Pre-credit derivatives RWA	Actual RWA

1	Sovereign–FIRB	—	—
2	Sovereign–AIRB	640,973	640,973
3	Banks–FIRB	—	—
4	Banks–AIRB	906,425	906,425
5	Corporate (except Specialized lending)–FIRB	—	—
6	Corporate (except Specialized lending)–AIRB	23,135,521	23,133,739
7	Specialized lending–FIRB	—	—
8	Specialized lending–AIRB	1,866,300	1,866,300
9	Retail–qualifying revolving retail exposures (QRRE)	475,700	475,700
10	Retail–residential mortgage exposures	2,205,975	2,205,975
11	Other retail exposures	644,684	644,684
12	Equity–FIRB	—	—
13	Equity–AIRB	3,658,637	3,658,637
14	Purchased receivables–FIRB	—	—
15	Purchased receivables–AIRB	819,595	819,595

16	Total	34,353,814	34,352,032

(7) Equity investments in funds

	(Millions of yen)
	As of March 31, 2018	As of March 31, 2019
	Exposure	Exposure
Equity investments in funds–Look-through approach	/	2,111,716
Equity investments in funds–Mandate-based approach	/	—
Equity investments in funds–Simple approach (subject to 250% RW)	/	—
Equity investments in funds–Simple approach (subject to 400% RW)	/	149,567
Equity investments in funds–Fall-back approach	/	1,559

Total	2,102,954	2,262,842

Notes:

1.	“Total” as of March 31, 2018 is the amount of fund exposures that the regarded method is applied.

2.	There are no fund exposures that the standardized approach is applied as of March 31, 2018.

∎ Counterparty Credit Risk

(1) Summary of Risk Profile, Risk Management Policies/ Procedures and Structure

In managing the risk pertaining to counterparty credit risk (including central counterparty) in derivatives transactions and repurchase transactions etc., we generally allocate risk capital together with loans, etc., (we take into account wrong way risk for derivatives transactions). For derivatives transactions and repurchase transactions, in cases in which a bilateral netting agreement is valid in light of the legal system of the relevant jurisdiction, we take its effect into consideration. As to derivatives transactions with financial institutions, etc., we periodically, where necessary, deliver and receive collateral to and from the counterparty based on the replacement cost to mitigate credit risk (collateralized derivatives transactions). In conducting such transactions, there is a risk in which we may be required to provide additional collateral in cases where our credit profile deteriorates.

(2) Quantitative Disclosure on Counterparty Credit Risk

(A) CCR1: Analysis of Counterparty Credit risk (CCR) Exposure by Approach

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d	e	f
		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA
1	SA-CCR	—	—	/	1.4	—	—
	Current Exposure Method	323,382	230,084	/	/	535,507	216,424
2	Expected Positive Exposure Method	/	/	1,944,443	1.4	2,722,221	887,843
3	Simple Approach for credit risk mitigation	/	/	/	/	763,521	39,710
4	Comprehensive Approach for credit risk mitigation	/	/	/	/	10,332,329	654,325
5	VAR for SFTs	/	/	/	/	—	—

6	Total	/	/	/	/	/	1,798,303

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d	e	f
		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA
1	SA-CCR	—	—	/	1.4	—	—
	Current Exposure Method	170,412	200,077	/	/	370,490	139,720
2	Expected Positive Exposure Method	/	/	1,994,045	1.4	2,791,664	878,845
3	Simple Approach for credit risk mitigation	/	/	/	/	41,823	31,043
4	Comprehensive Approach for credit risk mitigation	/	/	/	/	10,176,903	793,601
5	VAR for SFTs	/	/	/	/	—	—

6	Total	/	/	/	/	/	1,843,210

(B) CCR2: Credit Valuation Adjustment (CVA) Capital Charge

(Millions of yen)
As of March 31, 2018
		a	b
		EAD post-CRM	RWA
1	Total portfolios subject to the Advanced CVA capital charge	—	—
2	(i) VAR component (including the 3×multiplier)	/	—
3	(ii) Stressed VAR component (including the 3×multiplier)	/	—

4	All portfolios subject to the Standardized CVA capital charge	3,552,645	2,539,780

5	Total subject to the CVA capital charge	3,552,645	2,539,780

(Millions of yen)
As of March 31, 2019
		a	b
		EAD post-CRM	RWA
1	Total portfolios subject to the Advanced CVA capital charge	—	—
2	(i) VAR component (including the 3×multiplier)	/	—
3	(ii) Stressed VAR component (including the 3×multiplier)	/	—

4	All portfolios subject to the Standardized CVA capital charge	3,162,959	2,457,535

5	Total subject to the CVA capital charge	3,162,959	2,457,535

(C) CCR3: Standardized Approach–CCR Exposures by Regulatory Portfolio and Risk Weights

			(Millions of yen)
			As of March 31, 2018
			a	b	c	d	e	f	g	h	i
			Credit exposures amount (post CCF and post-CRM)
Regulatory portfolio		Risk weight	0%	10%	20%	50%	75%	100%	150%	Other	Total

1	Japanese sovereigns and Bank of Japan		742,381	—	—	—	—	—	—	—	742,381
2	Foreign central sovereigns and central banks		4,065	—	3,934	361	—	289	—	—	8,650
3	Bank for International Settlements,etc.		—	—	—	—	—	—	—	—	—
4	Japanese non-central governmental PSEs		—	—	—	—	—	—	—	—	—
5	Non-central governmental PSEs other than foreign central sovereigns, etc.		—	—	6,843	1,504	—	12	—	—	8,361
6	International development banks		15,357	—	—	—	—	—	—	—	15,357
7	Japan Finance Organization for Municipalities		—	—	—	—	—	—	—	—	—
8	Japanese government institutions		—	1,076	—	—	—	—	—	—	1,076
9	Three regional public sectors of Japan		—	—	—	—	—	—	—	—	—
10	Financial institutions and business operators conducting the type I financial instruments business		—	—	665,336	13,269	—	41,948	—	—	720,554
11	Corporates, etc.		—	—	—	—	—	679,087	—	—	679,087
12	Regulatory retail portfolios and individuals		—	—	—	—	—	—	—	—	—
13	Other assets		—	—	—	—	—	—	—	—	—

14	Total		761,805	1,076	676,114	15,135	—	721,337	—	—	2,175,469

			(Millions of yen)
			As of March 31, 2019
			a	b	c	d	e	f	g	h	i
			Credit exposures amount (post CCF and post-CRM)
Regulatory portfolio		Risk weight	0%	10%	20%	50%	75%	100%	150%	Other	Total

1	Japanese sovereigns and Bank of Japan		68,027	—	—	—	—	—	—	—	68,027
2	Foreign central sovereigns and central banks		822	—	8,120	532	—	697	—	—	10,173
3	Bank for International Settlements,etc.		—	—	—	—	—	—	—	—	—
4	Japanese non-central governmental PSEs		—	—	—	—	—	—	—	—	—
5	Non-central governmental PSEs other than foreign central sovereigns, etc.		—	—	25,043	3,945	—	19	—	—	29,008
6	International development banks		7,933	—	—	—	—	—	—	—	7,933
7	Japan Finance Organization for Municipalities		—	—	—	—	—	—	—	—	—
8	Japanese government institutions		—	819	—	—	—	—	—	—	819
9	Three regional public sectors of Japan		—	—	—	—	—	—	—	—	—
10	Financial institutions and business operators conducting the type I financial instruments business		—	—	499,625	16,438	—	31,460	—	—	547,524
11	Corporates, etc.		—	—	—	—	—	686,087	—	—	686,087
12	Regulatory retail portfolios and individuals		—	—	—	—	—	—	—	—	—
13	Other assets		—	—	—	—	—	—	—	—	—

14	Total		76,784	819	532,788	20,916	—	718,265	—	—	1,349,574

(D) CCR4: IRB–CCR Exposures by Portfolio and PD Scale

		(Millions of yen, %, number in the thousands, year)
		As of March 31, 2018
		a	b	c	d	e	f	g
PD scale		EAD post-CRM	Average PD	Number of counterparty	Average LGD	Average maturity	RWA	RWA density
	Sovereign
1	0.00 to <0.15	9,213,266	0.00	0.0	37.97	4.5	40,100	0.43
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	419	0.27	0.0	37.97	2.3	180	42.94
4	0.50 to <0.75	682	0.50	0.0	37.97	3.0	440	64.52
5	0.75 to <2.50	2,944	1.28	0.0	37.97	4.9	3,291	111.77
6	2.50 to <10.00	84	6.34	0.0	37.97	1.6	108	129.20
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	—	—	—	—	—	—	—

9	Sub-total	9,217,397	0.00	0.0	37.97	4.5	44,120	0.47

	Banks
1	0.00 to <0.15	1,121,064	0.06	0.3	37.97	2.0	239,768	21.38
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	26,824	0.27	0.0	37.97	1.0	11,354	42.32
4	0.50 to <0.75	3,623	0.50	0.0	37.97	4.0	3,472	95.81
5	0.75 to <2.50	130	1.11	0.0	35.50	1.1	78	59.96
6	2.50 to <10.00	1,506	3.13	0.0	37.97	0.9	1,431	95.04
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	—	—	—	—	—	—	—

9	Sub-total	1,153,150	0.07	0.4	37.96	2.0	256,105	22.20

	Corporate
1	0.00 to <0.15	1,276,093	0.07	2.3	37.87	3.3	338,813	26.55
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	71,739	0.27	1.3	34.64	2.8	31,462	43.85
4	0.50 to <0.75	45,443	0.50	0.9	34.76	2.4	24,117	53.07
5	0.75 to <2.50	41,705	1.23	1.3	34.66	2.8	32,929	78.95
6	2.50 to <10.00	22,779	3.58	0.4	33.64	2.2	22,050	96.80
7	10.00 to <100.00	2,328	15.16	0.1	30.64	2.2	3,445	147.92
8	100.00 (Default)	1,301	100.00	0.1	51.99	2.5	446	34.31

9	Sub-total	1,461,390	0.30	6.6	37.45	3.2	453,264	31.01

(-Continued)

		As of March 31, 2018
		a	b	c	d	e	f	g
PD scale		EAD post-CRM	Average PD	Number of counterparty	Average LGD	Average maturity	RWA	RWA density

	SME
1	0.00 to <0.15	147	0.07	0.0	14.18	2.7	12	8.33
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	7,928	0.27	0.5	21.80	3.2	1,954	24.64
4	0.50 to <0.75	5,688	0.50	0.5	22.58	3.3	1,892	33.27
5	0.75 to <2.50	6,843	1.16	0.9	23.24	3.2	3,136	45.82
6	2.50 to <10.00	4,172	3.16	0.2	23.43	3.8	2,612	62.61
7	10.00 to <100.00	999	15.16	0.0	22.64	3.0	984	98.44
8	100.00 (Default)	559	100.00	0.0	40.35	3.5	126	22.51

9	Sub-total	26,340	3.69	2.5	22.98	3.3	10,718	40.69

	Specialized Lending
1	0.00 to <0.15	209,425	0.10	0.1	40.14	4.5	84,829	40.50
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	36,813	0.27	0.0	38.75	4.6	23,601	64.11
4	0.50 to <0.75	30,159	0.50	0.0	37.97	4.3	23,135	76.70
5	0.75 to <2.50	34,864	0.96	0.0	37.97	4.1	32,817	94.12
6	2.50 to <10.00	2,966	3.60	0.0	37.97	4.0	3,861	130.20
7	10.00 to <100.00	1,194	15.16	0.0	37.97	3.4	2,348	196.71
8	100.00 (Default)	2,768	100.00	0.0	55.90	4.9	1,540	55.66

9	Sub-total	318,190	1.21	0.3	39.64	4.5	172,134	54.09

	Purchased receivables
1	0.00 to <0.15	—	—	—	—	—	—	—
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	—	—	—	—	—	—	—
4	0.50 to <0.75	—	—	—	—	—	—	—
5	0.75 to <2.50	—	—	—	—	—	—	—
6	2.50 to <10.00	—	—	—	—	—	—	—
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	—	—	—	—	—	—	—

9	Sub-total	—	—	—	—	—	—	—

	Retails
1	0.00 to <0.15	—	—	—	—	/	—	—
2	0.15 to <0.25	—	—	—	—	/	—	—
3	0.25 to <0.50	—	—	—	—	/	—	—
4	0.50 to <0.75	—	—	—	—	/	—	—
5	0.75 to <2.50	834	1.95	0.8	28.77	/	307	36.86
6	2.50 to <10.00	13	4.03	0.0	4.41	/	0	6.37
7	10.00 to <100.00	35	13.39	0.0	21.68	/	14	40.29
8	100.00 (Default)	3	100.00	0.0	36.77	/	1	40.68

9	Sub-total	886	2.83	0.9	28.16	/	323	36.55

Total (all portfolios)		12,177,355	0.08	10.9	37.91	4.1	936,667	7.69

		(Millions of yen, %, number in the thousands, year)
		As of March 31, 2019
		a	b	c	d	e	f	g
PD scale		EAD post-CRM	Average PD	Number of counterparty	Average LGD	Average maturity	RWA	RWA density

	Sovereign
1	0.00 to <0.15	8,930,341	0.00	0.0	38.01	4.6	118,295	1.32
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	500	0.27	0.0	38.01	2.9	240	48.11
4	0.50 to <0.75	—	—	—	—	—	—	—
5	0.75 to <2.50	3,527	0.91	0.0	38.01	4.5	3,388	96.04
6	2.50 to <10.00	43	3.06	0.0	38.01	1.3	42	97.12
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	—	—	—	—	—	—	—

9	Sub-total	8,934,414	0.00	0.0	38.01	4.6	121,967	1.36

	Banks
1	0.00 to <0.15	1,290,871	0.05	0.3	38.01	2.3	266,984	20.68
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	22,216	0.29	0.0	37.98	1.5	10,872	48.94
4	0.50 to <0.75	—	—	—	—	—	—	—
5	0.75 to <2.50	110	1.07	0.0	37.74	1.2	73	66.63
6	2.50 to <10.00	794	3.06	0.0	38.01	0.5	709	89.25
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	196	100.00	0.0	96.59	5.0	60	30.50

9	Sub-total	1,314,189	0.07	0.4	38.01	2.3	278,700	21.20

	Corporate
1	0.00 to <0.15	1,207,074	0.06	2.4	37.89	3.2	287,136	23.78
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	72,626	0.36	2.1	34.74	2.7	34,397	47.36
4	0.50 to <0.75	—	—	—	—	—	—	—
5	0.75 to <2.50	68,940	1.08	1.3	36.25	2.6	52,736	76.49
6	2.50 to <10.00	22,183	3.23	0.3	33.42	2.9	22,351	100.75
7	10.00 to <100.00	3,476	14.89	0.1	33.95	2.5	5,813	167.20
8	100.00 (Default)	1,436	100.00	0.1	41.93	2.9	408	28.45

9	Sub-total	1,375,738	0.32	6.6	37.56	3.2	402,844	29.28

(-Continued)

		As of March 31, 2019
		a	b	c	d	e	f	g
PD scale		EAD post-CRM	Average PD	Number of counterparty	Average LGD	Average maturity	RWA	RWA density
	SME
1	0.00 to <0.15	828	0.10	0.0	19.39	3.3	105	12.71
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	13,396	0.35	1.3	23.89	3.3	4,208	31.41
4	0.50 to <0.75	—	—	—	—	—	—	—
5	0.75 to <2.50	10,122	1.13	1.1	22.40	3.6	4,667	46.11
6	2.50 to <10.00	5,463	3.08	0.3	21.83	4.0	3,056	55.94
7	10.00 to <100.00	1,123	14.89	0.0	28.90	3.1	1,404	125.04
8	100.00 (Default)	605	100.00	0.0	32.29	3.1	215	35.54

9	Sub-total	31,538	3.50	2.9	23.28	3.5	13,656	43.30

	Specialized Lending
1	0.00 to <0.15	230,919	0.09	0.1	40.54	4.5	86,486	37.45
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	104,070	0.35	0.0	38.01	4.6	71,498	68.70
4	0.50 to <0.75	—	—	—	—	—	—	—
5	0.75 to <2.50	34,753	1.04	0.0	38.01	4.4	34,152	98.26
6	2.50 to <10.00	1,057	3.77	0.0	38.01	3.9	1,383	130.80
7	10.00 to <100.00	606	14.89	0.0	38.01	3.8	1,208	199.35
8	100.00 (Default)	2,530	100.00	0.0	54.96	4.9	1,504	59.45

9	Sub-total	373,938	0.96	0.3	39.68	4.5	196,232	52.47

	Purchased receivables
1	0.00 to <0.15	—	—	—	—	—	—	—
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	—	—	—	—	—	—	—
4	0.50 to <0.75	—	—	—	—	—	—	—
5	0.75 to <2.50	—	—	—	—	—	—	—
6	2.50 to <10.00	—	—	—	—	—	—	—
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	—	—	—	—	—	—	—

9	Sub-total	—	—	—	—	—	—	—

	Retails
1	0.00 to <0.15	—	—	—	—	/	—	—
2	0.15 to <0.25	—	—	—	—	/	—	—
3	0.25 to <0.50	—	—	—	—	/	—	—
4	0.50 to <0.75	—	—	—	—	/	—	—
5	0.75 to <2.50	951	1.85	0.9	28.36	/	343	36.04
6	2.50 to <10.00	8	3.95	0.0	4.41	/	0	6.36
7	10.00 to <100.00	38	14.57	0.0	23.05	/	16	43.25
8	100.00 (Default)	3	100.00	0.0	53.05	/	1	48.18

9	Sub-total	1,001	2.69	1.0	28.04	/	361	36.12

Total (all portfolios)		12,030,820	0.08	11.4	37.97	4.2	1,013,762	8.42

(E) CCR5: Composition of Collateral for CCR Exposure

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d	e	f
		Collateral used in derivative transactions				Collateral used in SFTs
		Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
		Segregated	Unsegregated	Segregated	Unsegregated
1	Cash–domestic currency	3,458	481,886	5,310	803,536	1,695,567	2,996,441
2	Cash–other currencies	343,180	385,532	257,532	536,166	16,529,816	9,267,379
3	Domestic sovereign debt	27,877	303,956	122,227	265,290	1,951,674	2,364,378
4	Other sovereign debt	48,205	69,742	253,988	184,402	7,744,419	13,853,163
5	Government agency debt	1,234	—	481	—	620,455	1,070,112
6	Corporate bonds	55	49,094	21	3,141	493,226	603,156
7	Equity securities	—	254,472	—	128,584	1,904,428	1,413,438
8	Other collateral	—	7,806	—	4,944	4,464	394,305

9	Total	424,012	1,552,490	639,562	1,926,066	30,944,054	31,962,377

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d	e	f
		Collateral used in derivative transactions				Collateral used in SFTs
		Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
		Segregated	Unsegregated	Segregated	Unsegregated
1	Cash–domestic currency	11,079	570,998	4,056	883,792	1,704,049	3,730,404
2	Cash–other currencies	336,654	336,381	260,207	374,001	14,465,337	11,540,222
3	Domestic sovereign debt	19,336	324,357	106,721	377,249	3,183,024	2,674,023
4	Other sovereign debt	105,414	91,743	306,088	118,358	9,482,818	11,223,557
5	Government agency debt	226	—	—	—	206,703	61,130
6	Corporate bonds	20	24,331	20	5,077	1,102,381	1,777,925
7	Equity securities	—	93,877	—	86,874	1,645,752	1,311,029
8	Other collateral	—	—	—	—	13,411	433,352

9	Total	472,731	1,441,690	677,094	1,845,353	31,803,478	32,751,646

(F) CCR6: Credit Derivatives Exposures

		(Millions of yen)
		As of March 31, 2018
		a	b
		Protection bought	Protection sold
	Notionals
1	Single-name credit default swaps	1,120,511	1,142,042
2	Index credit default swaps	178,477	159,997
3	Total return swaps	—	—
4	Credit options	—	—
5	Other credit derivatives	—	—
6	Total notionals	1,298,988	1,302,040

	Fair values
7	Positive fair value (asset)	2,480	20,313
8	Negative fair value (liability)	(18,489)	(868)

		(Millions of yen)
		As of March 31, 2019
		a	b
		Protection bought	Protection sold
	Notionals
1	Single-name credit default swaps	1,108,432	1,109,082
2	Index credit default swaps	350,692	330,913
3	Total return swaps	14,431	23,471
4	Credit options	—	—
5	Other credit derivatives	1,100	—
6	Total notionals	1,474,656	1,463,467

	Fair values
7	Positive fair value (asset)	2,653	16,814
8	Negative fair value (liability)	(14,162)	(1,969)

(G) CCR7: RWA flow statements of CCR exposures under EPE method

			(Billions of yen)
No.			RWA
1	RWA as of March 31, 2018		887.8
2	Breakdown of changes during this reporting period	Asset size	34.7
3		Credit quality of counterparties	(56.1)
4		Model updates (EPE only)	—
5		Methodology and policy (EPE only)	—
6		Acquisitions and disposals	—
7		Foreign currency fluctuations	12.1
8		Other	0.2
9	RWA as of March 31, 2019		878.8

(H) CCR8: Exposures to Central Counterparties

		(Millions of yen)
		As of March 31, 2018
		a	b
		EAD (post-CRM)	RWA
1	Exposures to QCCPs (total)	/	193,088
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	676,795	3,053
3	(i) OTC derivatives	438,891	425
4	(ii) Exchange-traded derivatives	115,828	2,035
5	(iii) Securities financing transactions	122,076	593
6	(iv) Netting sets where cross-product netting has been approved	—	—
7	Segregated initial margin	95,392	/
8	Non-segregated initial margin	531,371	10,967
9	Pre-funded default fund contributions	332,443	162,394
10	Unfunded default fund contributions	34,112	16,672
11	Exposures to non-QCCPs (total)	/	—
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	—	—
13	(i) OTC derivatives	—	—
14	(ii) Exchange-traded derivatives	—	—
15	(iii) Securities financing transactions	—	—
16	(iv) Netting sets where cross-product netting has been approved	—	—
17	Segregated initial margin	—	/
18	Non-segregated initial margin	—	—
19	Pre-funded default fund contributions	—	—
20	Unfunded default fund contributions	—	—

		(Millions of yen)
		As of March 31, 2019
		a	b
		EAD (post-CRM)	RWA
1	Exposures to QCCPs (total)	/	190,997
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	654,350	4,670
3	(i) OTC derivatives	145,239	501
4	(ii) Exchange-traded derivatives	83,138	1,931
5	(iii) Securities financing transactions	425,973	2,237
6	(iv) Netting sets where cross-product netting has been approved	—	—
7	Segregated initial margin	167,185	/
8	Non-segregated initial margin	478,110	9,317
9	Pre-funded default fund contributions	219,871	177,009
10	Unfunded default fund contributions	—	—
11	Exposures to non-QCCPs (total)	/	—
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	—	—
13	(i) OTC derivatives	—	—
14	(ii) Exchange-traded derivatives	—	—
15	(iii) Securities financing transactions	—	—
16	(iv) Netting sets where cross-product netting has been approved	—	—
17	Segregated initial margin	—	/
18	Non-segregated initial margin	—	—
19	Pre-funded default fund contributions	—	—
20	Unfunded default fund contributions	—	—

∎ Securitization Exposures

We classify transactions as securitization exposures based on two characteristics, “non-recourse” and “senior/subordinated structure,” pursuant to the definitions set forth in the FSA Notice No.20, etc.; provided that the transactions do not include those which fall within specialized lending exposure.

(1) Summary of Risk Management Regarding Securitization Exposures

Our role in securitization transactions

We are associated with securitization transactions from various purposes and positions through our banking book and trading book.

(a) Securitization of our assets (“Securitization as originator”)

For the purposes of mitigating credit risk and credit concentration risk, controlling economic capital and responding to the needs of our investors, etc., we engage in securitization transactions, the underlying assets of which include mortgage loans and loans to our corporate customers. When conducting a securitization as an originator, we consider such transactions from various aspects, including the effects of reduction of economic capital and improvement of return on risk as well as the practical effects of risk transfers, and make a comprehensive judgment on the structure and appropriateness of such transactions.

(b) Securitization program (ABCP/ABL) sponsor

As a means of supporting our customers in the securitization of their account receivables and notes receivables, etc., we retain securitization exposure by providing asset-backed loans (ABLs, which are on-balance-sheet transactions), and providing asset-backed commercial paper (ABCP) backup lines (off-balance-sheet transactions), as sponsor to special purpose companies (in the form of Cayman Islands Corporations, etc.). In such cases, in addition to gaining firm understanding of the actual risk profile through due diligence from the viewpoint of investors, we assign internal ratings and make evaluations by assessing such transactions and carefully managing the exposure together with other direct loan assets.

(c) Investment in alternative credit risk assets (“Securitization Transactions as an Investor”)

We hold securitization products, such as ABS, CMBS, RMBS, and CDO, and resecuritization products, the underlying assets of which are mainly RMBS and CDO, etc., for the purpose of investing in alternative credit risk assets that are different from conventional credit risk assets in order to diversify our investment portfolio. The Risk Management Committee, etc. set limits on the amount of investment for Securitization Transactions as an Investor, and we maintain a stringent structure for management of such transactions. In addition, we implement stress tests based on scenarios under the market liquidity depletion and sharp price declines.

In addition, we undertake various securitization program arrangements such as ABL, ABCP and trust schemes, etc., as a means of financing for our customers. We endeavor to understand the actual risk profile, including the underlying assets, and to appropriately disclose the risks and terms of the program to the customers who invest in the product.

Furthermore, we actively act as servicer for securitization transactions, offer settlement account facilities (servicer cash advance) and provide interest rate swaps to securitization conduits.

One of our affiliated entities, IBJ Leasing Company, Ltd, holds securitization products in which we are involved as originators or sponsors.

The securitization conduits included within the scope of consolidation are as follows:

ROCK FIELD CORPORATION, FANTASTIC FUNDING CORPORATION, ARTEMIS FUNDING CORPORATION, N&M FUNDING CORPORATION, Denshi Saiken Kaitori Godo Kaisha, JAPAN SECURITIZATION CORPORATION, Allstar Funding Co., Ltd, SPARCS FUNDING CORPORATION, PERPETUAL FUNDING CORPORATION, Working Capital Management Co. L.P., ALWAYS CAPITAL CORPORATION, HORIZON CAPITAL CORPORATION There are no securitization conduits that provide credit enhancement beyond what is provided in agreements.

Overview of risk profile of securitization transactions and monitoring system

In addition to price fluctuation and market liquidity risks, securitization and resecuritization products are exposed to risks related to default, recovery and granularity of underlying asset portfolio. The structure of these products also contains risks related to the originators, the administrators, trustees and managers of the underlying assets.

To address these risks, we also analyze the structure in terms of the underlying assets and credit events. We monitor the ability, quality and operating performance of originators and managers in charge of controlling the underlying assets as well as covenant information and credit status of the parties related to the program. In addition, for resecuritization products, we pay attention to the underlying assets of the underlying securitization products. We also assign internal ratings to all products and review the rating at least once a year. If there is a change in the credit situations, we will review the internal rating as appropriate. As mentioned above, we have established a system to comprehensively understand the risk characteristics of securitization exposures and manage these exposures.

We conduct credit risk measurements on all credit transactions, including securitization transactions. Furthermore, we carry out periodic monitoring on investment amount and performance on securitization transactions and report the situations to our Risk Management Committee, etc.

Response to Basel Framework

In calculating credit risk-weighted assets of securitization exposure, we apply the internal-ratings-based approach (“IRBA”) if we have sufficient information regarding all the underlying assets for IRBA. If IRBA cannot be applied to a certain asset and it has a rating obtained from an eligible external credit assessment institution, we apply the External rating-based approach (“ERBA”) We apply the standardized approach (“SA”) in other cases pursuant to the FSA Notice No. 20. We apply a risk weight of 1,250% under Basel III when neither IRBA, ERBA nor SA can be applied.

In terms of securitization exposure in our trading book that is subject to market risk regulations, we adopt the standardized measurement method and calculate market risk equivalent amounts in connection with the specific risks of securitization products based on risk weights according to ratings assigned by eligible external credit assessment institutions pursuant to the FSA Notice No. 20.

As for the eligible external credit assessment institutions, we refer to Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody’s Investors Service Inc. (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings, Ltd. in determining securitization exposure risk weight.

(2) Accounting Policies for Securitization Transactions

The point at which financial assets and liabilities relating to securitization transactions begin or cease to be recognized, their evaluation and accounting treatment are pursuant to “Accounting Standards Relating to Financial Products”(Business Accounting Standards No. 10).

(3) Quantitative Disclosure on Securitization Exposures

(A) SEC1: Securitization Exposures in the Banking Book by Type of Underlying Assets

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d	e	f	g	h	i
		Bank acts as originator			Bank acts as sponsor			Banks acts as investor
	type of underlying assets	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
1	Retail (total)–of which	0	—	0	882,415	—	882,415	1,745,598	—	1,745,598
2	residential mortgage	0	—	0	—	—	—	842,644	—	842,644
3	credit card	—	—	—	219,986	—	219,986	93,976	—	93,976
4	other retail exposures	—	—	—	662,429	—	662,429	808,977	—	808,977
5	re-securitization	—	—	—	—	—	—	—	—	—
6	Wholesale (total)–of which	—	422,098	422,098	219,123	—	219,123	913,169	—	913,169
7	loans to corporates	—	422,098	422,098	—	—	—	398,149	—	398,149
8	commercial mortgage	—	—	—	—	—	—	210	—	210
9	lease and receivables	—	—	—	219,123	—	219,123	414,345	—	414,345
10	other wholesale	—	—	—	—	—	—	100,463	—	100,463
11	re-securitization	—	—	—	—	—	—	—	—	—

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d	e	f	g	h	i
		Bank acts as originator			Bank acts as sponsor			Banks acts as investor
	type of underlying assets	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
1	Retail (total)–of which	—	—	—	978,411	—	978,411	1,481,218	—	1,481,218
2	residential mortgage	—	—	—	—	—	—	606,346	—	606,346
3	credit card	—	—	—	290,688	—	290,688	70,910	—	70,910
4	other retail exposures	—	—	—	687,722	—	687,722	803,962	—	803,962
5	re-securitization	—	—	—	—	—	—	—	—	—
6	Wholesale (total)–of which	59,109	341,145	400,254	201,905	—	201,905	1,139,953	—	1,139,953
7	loans to corporates	59,109	341,145	400,254	—	—	—	538,872	—	538,872
8	commercial mortgage	—	—	—	—	—	—	184	—	184
9	lease and receivables	—	—	—	189,125	—	189,125	477,959	—	477,959
10	other wholesale	—	—	—	12,779	—	12,779	122,936	—	122,936
11	re-securitization	—	—	—	—	—	—	—	—	—

(B) SEC2: Securitization Exposures in the Trading Book by Type of Underlying Assets

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d	e	f	g	h	i
		Bank acts as originator			Bank acts as sponsor			Banks acts as investor
	type of underlying assets	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
1	Retail (total)–of which	—	—	—	—	—	—	11,560	—	11,560
2	residential mortgage	—	—	—	—	—	—	4,287	—	4,287
3	credit card	—	—	—	—	—	—	2,956	—	2,956
4	other retail exposures	—	—	—	—	—	—	4,316	—	4,316
5	re-securitization	—	—	—	—	—	—	0	—	0
6	Wholesale (total)–of which	—	—	—	—	—	—	11,541	—	11,541
7	loans to corporates	—	—	—	—	—	—	11,240	—	11,240
8	commercial mortgage	—	—	—	—	—	—	—	—	—
9	lease and receivables	—	—	—	—	—	—	301	—	301
10	other wholesale	—	—	—	—	—	—	—	—	—
11	re-securitization	—	—	—	—	—	—	—	—	—

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d	e	f	g	h	i
		Bank acts as originator			Bank acts as sponsor			Banks acts as investor
	type of underlying assets	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
1	Retail (total)–of which	—	—	—	—	—	—	20,847	—	20,847
2	residential mortgage	—	—	—	—	—	—	13,727	—	13,727
3	credit card	—	—	—	—	—	—	6,243	—	6,243
4	other retail exposures	—	—	—	—	—	—	875	—	875
5	re-securitization	—	—	—	—	—	—	0	—	0
6	Wholesale (total)–of which	—	—	—	—	—	—	7,091	—	7,091
7	loans to corporates	—	—	—	—	—	—	7,091	—	7,091
8	commercial mortgage	—	—	—	—	—	—	—	—	—
9	lease and receivables	—	—	—	—	—	—	—	—	—
10	other wholesale	—	—	—	—	—	—	—	—	—
11	re-securitization	—	—	—	—	—	—	—	—	—

(C) SEC3: Securitization Exposures in the Banking Book and Associated Regulatory Capital Requirements–Bank Acting as Originator or as Sponsor

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d	e	f	g	h
		Total exposures	Traditional securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	1,478,354	1,075,137	1,075,137	859,674	215,463	—	—	—
2	>20% to 50% RW	25,515	25,515	25,515	22,741	2,773	—	—	—
3	>50% to 100% RW	886	886	886	—	886	—	—	—
4	>100% to <1250% RW	18,201	—	—	—	—	—	—	—
5	1250% RW	680	—	—	—	—	—	—	—
	Exposure values (by regulatory approach)
6	IRB RBA (including IAA)	136,048	136,048	136,048	117,049	18,999	—	—	—
7	IRB SFA	1,386,908	965,490	965,490	765,366	200,124	—	—	—
8	SA/SSFA	—	—	—	—	—	—	—	—
9	1250%	680	—	—	—	—	—	—	—
	RWA (by regulatory approach)
10	IRB RBA (including IAA)	11,093	11,093	11,093	9,722	1,370	—	—	—
11	IRB SFA	110,473	77,763	77,763	58,417	19,345	—	—	—
12	SA/SSFA	—	—	—	—	—	—	—	—
13	1250%	8,500	—	—	—	—	—	—	—
	Capital charge after cap
14	IRB RBA (including IAA)	940	940	940	824	116	—	—	—
15	IRB SFA	9,368	6,594	6,594	4,953	1,640	—	—	—
16	SA/SSFA	—	—	—	—	—	—	—	—
17	1250%	720	—	—	—	—	—	—	—

		As of March 31, 2018
		i	j	k	l	m	n	o
		Synthetic securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	403,216	403,216	—	403,216	—	—	—
2	>20% to 50% RW	—	—	—	—	—	—	—
3	>50% to 100% RW	—	—	—	—	—	—	—
4	>100% to <1250% RW	18,201	18,201	—	18,201	—	—	—
5	1250% RW	680	680	—	680	—	—	—
	Exposure values (by regulatory approach)
6	IRB RBA (including IAA)	—	—	—	—	—	—	—
7	IRB SFA	421,418	421,418	—	421,418	—	—	—
8	SA/SSFA	—	—	—	—	—	—	—
9	1250%	680	680	—	680	—	—	—
	RWA (by regulatory approach)
10	IRB RBA (including IAA)	—	—	—	—	—	—	—
11	IRB SFA	32,710	32,710	—	32,710	—	—	—
12	SA/SSFA	—	—	—	—	—	—	—
13	1250%	8,500	8,500	—	8,500	—	—	—
	Capital charge after cap
14	IRB RBA (including IAA)	—	—	—	—	—	—	—
15	IRB SFA	2,773	2,773	—	2,773	—	—	—
16	SA/SSFA	—	—	—	—	—	—	—
17	1250%	720	720	—	720	—	—	—

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d	e	f	g	h
		Total exposures	Traditional securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	1,183,396	922,808	922,808	735,148	187,660	—	—	—
2	>20% to 50% RW	324,215	262,437	262,437	193,235	69,202	—	—	—
3	>50% to 100% RW	36,795	36,795	36,795	34,918	1,876	—	—	—
4	>100% to <1250% RW	35,483	17,383	17,383	15,108	2,275	—	—	—
5	1250% RW	680	—	—	—	—	—	—	—
	Exposure values (by regulatory approach)
6	Internal Ratings-Based Approach (SEC-IRBA)	1,579,891	1,239,426	1,239,426	978,411	261,014	—	—	—
7	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—	—
8	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—	—
9	1250%	680	—	—	—	—	—	—	—
	RWA (by regulatory approach)
10	Internal Ratings-Based Approach (SEC-IRBA)	402,373	345,603	345,603	282,384	63,219	—	—	—
11	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—	—
12	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—	—
13	1250%	8,500	—	—	—	—	—	—	—
	Capital charge after cap
14	Internal Ratings-Based Approach (SEC-IRBA)	32,189	27,648	27,648	22,590	5,057	—	—	—
15	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—	—
16	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—	—
17	1250%	680	—	—	—	—	—	—	—

		As of March 31, 2019
		i	j	k	l	m	n	o
		Synthetic securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	260,587	260,587	—	260,587	—	—	—
2	>20% to 50% RW	61,777	61,777	—	61,777	—	—	—
3	>50% to 100% RW	—	—	—	—	—	—	—
4	>100% to <1250% RW	18,100	18,100	—	18,100	—	—	—
5	1250% RW	680	680	—	680	—	—	—
	Exposure values (by regulatory approach)
6	Internal Ratings-Based Approach (SEC-IRBA)	340,465	340,465	—	340,465	—	—	—
7	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—
8	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—
9	1250%	680	680	—	680	—	—	—
	RWA (by regulatory approach)
10	Internal Ratings-Based Approach (SEC-IRBA)	56,769	56,769	—	56,769	—	—	—
11	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—
12	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—
13	1250%	8,500	8,500	—	8,500	—	—	—
	Capital charge after cap
14	Internal Ratings-Based Approach (SEC-IRBA)–	4,541	4,541	—	4,541	—	—	—
15	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—
16	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—
17	1250%	680	680	—	680	—	—	—

(D) SEC4: Securitization Exposures in the Banking Book and Associated Regulatory Capital Requirements–Bank Acting as Investor

		(Millions of yen)
		As of March 31, 2018
		a	b	c	d	e	f	g	h
		Total exposures	Traditional securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	2,535,058	2,535,058	2,535,058	1,677,283	857,775	—	—	—
2	>20% to 50% RW	107,393	107,393	107,393	68,315	39,078	—	—	—
3	>50% to 100% RW	7,415	7,415	7,415	—	7,415	—	—	—
4	>100% to <1250% RW	8,678	8,678	8,678	—	8,678	—	—	—
5	1250% RW	220	220	220	0	220	—	—	—
	Exposure values (by regulatory approach)
6	IRB RBA (including IAA)	1,381,546	1,381,546	1,381,546	929,913	451,633	—	—	—
7	IRB SFA	1,264,262	1,264,262	1,264,262	815,585	448,677	—	—	—
8	SA/SSFA	12,737	12,737	12,737	100	12,637	—	—	—
9	1250%	220	220	220	0	220	—	—	—
	RWA (by regulatory approach)
10	IRB RBA (including IAA)	99,457	99,457	99,457	67,768	31,689	—	—	—
11	IRB SFA	121,018	121,018	121,018	69,257	51,761	—	—	—
12	SA/SSFA	25,711	25,711	25,711	20	25,691	—	—	—
13	1250%	2,761	2,761	2,761	0	2,761	—	—	—
	Capital charge after cap
14	IRB RBA (including IAA)	8,433	8,433	8,433	5,746	2,687	—	—	—
15	IRB SFA	10,262	10,262	10,262	5,873	4,389	—	—	—
16	SA/SSFA	2,056	2,056	2,056	1	2,055	—	—	—
17	1250%	220	220	220	0	220	—	—	—

		As of March 31, 2018
		i	j	k	l	m	n	o
		Synthetic securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	—	—	—	—	—	—	—
2	>20% to 50% RW	—	—	—	—	—	—	—
3	>50% to 100% RW	—	—	—	—	—	—	—
4	>100% to <1250% RW	—	—	—	—	—	—	—
5	1250% RW	—	—	—	—	—	—	—
	Exposure values (by regulatory approach)
6	IRB RBA (including IAA)	—	—	—	—	—	—	—
7	IRB SFA	—	—	—	—	—	—	—
8	SA/SSFA	—	—	—	—	—	—	—
9	1250%	—	—	—	—	—	—	—
	RWA (by regulatory approach)
10	IRB RBA (including IAA)	—	—	—	—	—	—	—
11	IRB SFA	—	—	—	—	—	—	—
12	SA/SSFA	—	—	—	—	—	—	—
13	1250%	—	—	—	—	—	—	—
	Capital charge after cap
14	IRB RBA (including IAA)	—	—	—	—	—	—	—
15	IRB SFA	—	—	—	—	—	—	—
16	SA/SSFA	—	—	—	—	—	—	—
17	1250%	—	—	—	—	—	—	—

		(Millions of yen)
		As of March 31, 2019
		a	b	c	d	e	f	g	h
		Total exposures	Traditional securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	2,407,832	2,407,832	2,407,832	1,318,476	1,089,355	—	—	—
2	>20% to 50% RW	20,044	20,044	20,044	20,044	—	—	—	—
3	>50% to 100% RW	162,557	162,557	162,557	137,995	24,561	—	—	—
4	>100% to <1250% RW	30,542	30,542	30,542	4,701	25,840	—	—	—
5	1250% RW	194	194	194	0	194	—	—	—
	Exposure values (by regulatory approach)
6	Internal Ratings-Based Approach (SEC-IRBA)	1,462,952	1,462,952	1,462,952	867,244	595,708	—	—	—
7	External Ratings-Based Approach (SEC-ERBA)	1,158,024	1,158,024	1,158,024	613,974	544,050	—	—	—
8	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—	—
9	1250%	194	194	194	0	194	—	—	—
	RWA (by regulatory approach)
10	Internal Ratings-Based Approach (SEC-IRBA)	332,708	332,708	332,708	216,665	116,042	—	—	—
11	External Ratings-Based Approach (SEC-ERBA)	304,189	304,189	304,189	123,610	180,579	—	—	—
12	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—	—
13	1250%	2,433	2,433	2,433	0	2,433	—	—	—
	Capital charge after cap
14	Internal Ratings-Based Approach (SEC-IRBA)	26,616	26,616	26,616	17,333	9,283	—	—	—
15	External Ratings-Based Approach (SEC-ERBA)	24,335	24,335	24,335	9,888	14,446	—	—	—
16	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—	—
17	1250%	194	194	194	0	194	—	—	—

		As of March 31, 2019
		i	j	k	l	m	n	o
		Synthetic securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	—	—	—	—	—	—	—
2	>20% to 50% RW	—	—	—	—	—	—	—
3	>50% to 100% RW	—	—	—	—	—	—	—
4	>100% to <1250% RW	—	—	—	—	—	—	—
5	1250% RW	—	—	—	—	—	—	—
	Exposure values (by regulatory approach)
6	Internal Ratings-Based Approach (SEC-IRBA)	—	—	—	—	—	—	—
7	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—
8	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—
9	1250%	—	—	—	—	—	—	—
	RWA (by regulatory approach)
10	Internal Ratings-Based Approach (SEC-IRBA)	—	—	—	—	—	—	—
11	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—
12	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—
13	1250%	—	—	—	—	—	—	—
	Capital charge after cap
14	Internal Ratings-Based Approach (SEC-IRBA)	—	—	—	—	—	—	—
15	External Ratings-Based Approach (SEC-ERBA)	—	—	—	—	—	—	—
16	Standardised Approach (SEC-SA)	—	—	—	—	—	—	—
17	1250%	—	—	—	—	—	—	—

⬛ Market Risk

See pages 72 to 75 for information regarding our market risk management structure, etc.

(1) Trading Activities

In the calculation of the market risk equivalent amounts under the regulatory capital requirements, the risk arising from fluctuations in common factors across the market as a whole (e.g. foreign exchange and interest rates, etc.) is referred to as general market risk, and the risk arising from a deterioration in creditworthiness or market liquidity inherent in bonds and stocks is referred to as specific risk. In principle, we calculate market risk equivalent amounts by determining both general market risk and specific risk by applying the Internal Models Approach (IMA) to the former and the standardized approach to the latter, and by simply adding up both amounts. The Internal Models Approach is applied to trading transactions and calculated by adding up VAR and stressed VAR.

(A) MR1 : Market risk under standardized approach

		(Millions of yen)
		As of March 31, 2018	As of March 31, 2019
No.		RWA (Risk equivalent / 8%)	RWA (Risk equivalent / 8%)
1	Interest rate risk (general and specific)	405,247	536,232
2	Equity risk (general and specific)	652,526	288,604
3	Foreign exchange risk	81,926	53,471
4	Commodity risk	167,631	187,430
	Options
5	Simplified approach	—	—
6	Delta-plus method	24,628	37,307
7	Scenario approach	—	—
8	Securitization	74,438	69,297

9	Total	1,406,398	1,172,343

(B) MR2:RWA flow statements of market risk exposures under IMA

			(Billions of yen)
No.			A	B	C	D	E	F
			VAR	Stressed VAR	IRC	CRM	Other	Total
1a		RWA as of March 31, 2018	269.0	794.8	—	—	/	1,063.9
1b		Adjustment to RWA as of March 31, 2018	3.02	3.72	—	—	/	3.51
1c		IMA values as of March 31, 2018	89.0	213.6	—	—	/	302.6
2	Breakdown of changes during this reporting period	Change in risk levels	27.6	29.3	—	—	/	57.0
3		Model updates/changes	2.8	5.7	—	—	/	8.5
4		Methodology and policy	—	—	—	—	/	—
5		Acquisitions and disposals	—	—	—	—	/	—
6		Foreign currency fluctuations	30.3	23.2	—	—	/	53.6
7		Other	(83.9)	(54.1)	—	—	/	(138.0)
8a		IMA values as of March 31, 2019	66.0	217.9	—	—	/	283.9
8b		Adjustment to RWA as of March 31, 2019	3.92	2.76	—	—	/	3.03
8c		RWA as of March 31, 2019	259.0	602.8	—	—	/	861.8

(C) MR3 : IMA values for trading portfolios

		(Millions of yen)
No.		As of March 31, 2018	As of March 31, 2019
	VAR (10 day 99%)
1	Maximum value	13,059	27,114
2	Average value	7,496	7,939
3	Minimum value	4,978	4,800
4	Period end	7,120	5,280
	Stressed VAR (10 day 99%)
5	Maximum value	27,270	61,302
6	Average value	18,882	21,544
7	Minimum value	13,131	12,623
8	Period end	17,093	17,434
	Incremental Risk Charge (99.9%)
9	Maximum value	—	—
10	Average value	—	—
11	Minimum value	—	—
12	Period end	—	—
	Comprehensive Risk Capital Charge (99.9%)
13	Maximum value	—	—
14	Average value	—	—
15	Minimum value	—	—
16	Period end	—	—
17	Floor (standardized measurement method)	—	—

Notes:

1.	The historical simulation method is used for the calculation of VAR and stressed VAR under the Internal Models Approach.

2.	VAR is measured based on the observation period of 3 years (801 business days), a 99% confidence interval and a 1-day holding period. This 1-day VAR is scaled up to 10-business day VAR using the square-root-of-time (ÖT) rule. We update historical data on a daily basis, in principle, and do not weight such data. When re-pricing instruments, we use the full revaluation method, a sensitivity-based approach and the like. We consider change width or rate as market volatility of risk factors according to product attributes.

3.	When measuring stressed VAR, the same measurement approach as VAR is used except for the observation period of 1 year (265 business days). As a stressed period, we select a period which has an adequate length of time and is considered the most stressful under a certain set of criteria established based on the most recent portfolio.

4.	When applying the internal model, we regularly verify the preconditions used for VAR measurement.

(D) MR4 : Back testing results of IMA

As of March 31, 2018	As of March 31, 2019

Note:

In the past 250 business days, the number of times loss exceeded VAR was 0 as of March 31, 2019 (0 as of March 31, 2018), and the VAR model (one-tailed confidence level of 99%) is considered to have sufficient accuracy.

(2) Banking Activities

To comply with Interest Rate Risk in the Banking Book (IRRBB) requirements, we are required to calculate expected changes in the economic value of equity (ΔEVE) arising from banking activities and expected changes in net interest income (ΔNII) from the reference date until the date no later than 12 months from the reference date under interest rate shock scenarios (i.e. parallel up and downwards shifts in the yield curve and the like). ΔEVE and ΔNII change according to changes in the banking portfolio.

(A) IRRBB1 : Interest rate risk

		(Millions of yen)
		a	b	c	d
		ΔEVE		ΔNII
No.		As of March 31, 2019	As of March 31, 2018	As of March 31, 2019	As of March 31, 2018
1	Parallel up	673,609	895,416	(376,420)	(274,475)
2	Parallel down	0	0	459,808	370,566
3	Steepener	357,183	436,819	/	/
4	Flattener	83,150	90,789	/	/
5	Short rate up	229,431	321,141	/	/
6	Short rate down	64,517	69,824	/	/
7	Maximum	673,609	895,416	459,808	370,566

		e		f
		As of March 31, 2019		As of March 31, 2018
8	Tier1 capital	9,232,160		9,192,244

Notes:

1.	Decreased economic values and interest income are shown as positive values.

2.	As for some of those current deposits and ordinary deposits whose interest rates are not changed at predetermined intervals and from which depositors can withdraw money as desired on demand, we measure the interest rate risk associated with such deposits by applying an appropriate method after recognizing them as core deposits. The average repricing maturities are 0.8 years for yen deposits and 0.2 years for dollar deposits respectively. The longest repricing maturities are 10.0 years for yen deposits and 5.0 years for dollar deposits respectively. We measure interest rate risk associated with term deposits and loans in an appropriate manner by estimating their early redemption rates based on their historical prepayment and cancellation data.

3.	When aggregating the respective ΔEVE of multiple currencies, we use the internal model that estimates the correlations between the key currencies based on historical data. When aggregating the respective ΔNII of multiple currencies, we simply add their respective ΔNII.

4.	For the calculation of ΔEVE and ΔNII, we set an appropriate interest rate and spread according to a certain discount rate and reference rate.

5.	When making the calculations above, we use regulatory defined preconditions including an interest rate shock scenario.

⬛ Investment or Equity Exposure

(1) Summary of Risk Profile, Risk Management Policies/ Procedures and Structure

With regard to equities, we manage default risk through our credit risk management structure and price fluctuation risk through our market risk management structure. With regard to subsidiaries and related companies in which we invest, we manage their risks on a consolidated basis, and manage them appropriately in accordance with their management classification. In addition, securities, a part of equity exposure, are valued as follows: Japanese stocks with quoted market prices are valued based on the average quoted market price over the month preceding the consolidated balance sheet date; other securities which have readily determinable fair values are valued at the quoted market price if available, or otherwise based on their reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method); and other securities the fair values of which are extremely difficult to determine are stated at acquisition cost or amortized cost and determined by the moving average method.

⬛ Operational risk

(1) Summary of Operational Risk Management and Procedures

See pages 77 to 79 for a summary of our operational risk management policies, etc.

(2) Approach Used for the Measurement of Operational Risk Equivalent

We use the Advanced Measurement Approach for the calculation of operational risk equivalent. See pages 78 to 79 a for the outline of the Advanced Measurement Approach. In the measurement of operational risk equivalent, we do not recognize the risk mitigating impact of insurance. The following entities have adopted the Advanced Measurement Approach:

Mizuho Financial Group, Inc.; Mizuho Bank., Ltd., Mizuho Trust & Banking Co., Ltd.; Mizuho Securities Co., Ltd.; Mizuho Information & Research Institute, Inc.; Mizuho Operation Service, Ltd.; Mizuho Credit Guarantee Co., Ltd.; Mizuho Business Service Co., Ltd.; Mizuho Trust Operations Co., Ltd.; Mizuho Trust Systems Co., Ltd.; Mizuho Trust Business Operations Co., Ltd.; Mizuho Trust Retail Support Co., Ltd.; Mizuho Bank Europe N.V.; and Mizuho International plc.

⬛ Composition of Leverage Ratio

						(Millions of yen, except percentage)
Corresponding line # on Basel III disclosure template (Table 2)		Corresponding line # on Basel III disclosure template (Table 1)	Item			As of March 31, 2018	As of March 31, 2019
On-balance sheet exposures				(1)
1			On-balance sheet exposures before deducting adjustment items			178,888,103	170,866,057
	1a	1	Total assets reported in the consolidated balance sheet			205,028,300	200,792,226
	1b	2	The amount of assets of subsidiaries that are not included in the scope of the leverage ratio on a consolidated basis (-)			—	—
	1c	7	The amount of assets of subsidiaries that are included in the scope of the leverage ratio on a consolidated basis (except those included in the total assets reported in the consolidated balance sheet)			—	—
	1d	3	The amount of assets that are deducted from the total assets reported in the consolidated balance sheet (except adjustment items) (-)			26,140,197	29,926,169
2		7	The amount of adjustment items pertaining to Tier1 capital (-)			1,685,871	1,338,983
3			Total on-balance sheet exposures	(a	)	177,202,231	169,527,074
Exposures related to derivative transactions				(2)
4			RC multiplied by 1.4 associated with derivatives transactions, etc.			/	—
			Replacement cost associated with derivatives transactions, etc.			2,655,175	1,965,230
5			PFE multiplied by 1.4 associated with derivatives transactions, etc.			/	—
			Add-on amount associated with derivatives transactions, etc.			6,524,621	6,846,996
			The amount of receivables arising from providing cash margin in relation to derivatives transactions, etc.			858,877	885,366
6			The amount of receivables arising from providing collateral, provided where deducted from the consolidated balance sheet pursuant to the operative accounting framework			/	—
			The amount of receivables arising from providing cash margin, provided where deducted from the consolidated balance sheet pursuant to the operative accounting framework			263,112	130,942
7			The amount of deductions of receivables (out of those arising from providing cash variation margin) (-)			—	—
8			The amount of client-cleared trade exposures for which a bank holding company acting as a clearing member is not obliged to make any indemnification (-)			/	/
9			Adjusted effective notional amount of written credit derivatives			1,319,146	1,469,165
10			The amount of deductions from effective notional amount of written credit derivatives (-)			1,207,805	1,350,813
11		4	Total exposures related to derivative transactions	(b	)	10,413,128	9,946,886
Exposures related to repo transactions				(3)
12			The amount of assets related to repo transactions, etc.			12,431,400	15,575,762
13			The amount of deductions from the assets above (line 12) (-)			4,196,150	4,961,226
14			The exposures for counterparty credit risk for repo transactions, etc.			521,728	457,242
15			The exposures for agent repo transactions			/	/
16		5	Total exposures related to repo transactions, etc.	(c	)	8,756,979	11,071,778
Exposures related to off-balance sheet transactions				(4)
17			Notional amount of off-balance sheet transactions			50,668,428	41,344,892
18			The amount of adjustments for conversion in relation to off-balance sheet transactions (-)			32,762,942	23,333,230
19		6	Total exposures related to off-balance sheet transactions	(d	)	17,905,485	18,011,661
Leverage ratio on a consolidated basis				(5)
20			The amount of capital (Tier1 capital)	(e	)	9,192,244	9,232,160
21		8	Total exposures ((a)+(b)+(c)+(d))	(f	)	214,277,824	208,557,401
22			Leverage ratio on a consolidated basis ((e)/(f))			4.28%	4.42%

⬛ TLAC Regulations

(1) TLAC1: TLAC composition for G-SIBs (at resolution group level)

(Millions of yen, except percentage)
Basel III Template No.			a
	Items		As of March 31, 2019
Preferred resolution strategy		(1)

The SPE (Single Point of Entry) resolution strategy is considered to be the preferred resolution strategy for Mizuho Financial Group, Inc. (MHFG) and its subsidiaries.

More concretely, at the time of a stress, following the relevant authority’s determination that one or more of the material sub-groups, i.e. Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd. have reached the point of non-viability, losses incurred to them would be passed to MHFG, the ultimate holding company. While this could lead to a resolution of MHFG, the material sub-groups are expected to continue their business as usual under the Specified Bridge Financial Institution, etc. incorporated by the Deposit Insurance Corporation of Japan (DICJ) to which MHFG transfers its business.

Regulatory capital elements of TLAC and adjustments		(2)
1	Common Equity Tier 1 capital (CET1)	(A)	7,390,058
2	Additional Tier 1 capital (AT1) before TLAC adjustments	(B)	1,842,102
3	AT1 ineligible as TLAC as issued out of subsidiaries to third parties	(C)	—
4	Other adjustments	(D)	—
5	AT1 instruments eligible under the TLAC framework ((B)-(C)-(D))	(E)	1,842,102
6	Tier 2 capital (T2) before TLAC adjustments	(F)	1,685,347
7	Amortised portion of T2 instruments where remaining maturity > 1 year	(G)	(189,764)
8	T2 capital ineligible as TLAC as issued out of subsidiaries to third parties	(H)	—
9	Other adjustments	(I)	189,401
10	T2 instruments eligible under the TLAC framework ((F)-(G)-(H)-(I))	(J)	1,685,711
11	TLAC arising from regulatory capital ((A) + (E) + (J))	(K)	10,917,871
Non-regulatory capital elements of TLAC		(3)
12	External TLAC instruments issued directly by the bank and subordinated to excluded liabilities	(L)	2,537,990
13	External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements		/
14	of which: amount eligible as TLAC after application of the caps		/
15	External TLAC instruments issued by funding vehicles prior to 1 January 2022		/
16	Eligible ex ante commitments to recapitalise a G-SIB in resolution	(M)	1,447,489
17	TLAC arising from non-regulatory capital instruments before adjustments ((L) + (M))	(N)	3,985,479
Non-regulatory capital elements of TLAC: adjustments		(4)
18	TLAC before deductions ((K) + (N))	(O)	14,903,350
19	Deductions of exposures between MPE resolution groups that correspond to items eligible for TLAC (not applicable to SPE G-SIBs)	(P)	—
20	Deduction of investments in own other TLAC liabilities	(Q)	2,587
21	Other adjustments to TLAC	(R)	—
22	TLAC after deductions ((O)-(P)-(Q)-(R))	(S)	14,900,763
Risk-weighted assets and leverage exposure measure for TLAC purposes		(5)
23	Total RWA	(T)	57,899,567
24	Leverage ratio exposure measure	(U)	208,557,401
TLAC ratios and buffers		(6)
25	TLAC before deduction of CET1 specific buffer requirement (as a percentage of RWA) ((S)/(T))		25.73%
25a	TLAC as a percentage of RWA		22.18%
26	TLAC as a percentage of leverage ratio exposure measure ((S)/(U))		7.14%
27	CET1 available after meeting the bank’s minimum capital requirements		8.26%
28	Total of bank CET1 specific buffer requirements		3.55%
29	of which: capital conservation buffer requirement		2.50%
30	of which: countercyclical buffer requirement		0.05%
31	of which: bank G-SIB/D-SIB additional requirements		1.00%

(2) TLAC2:Material subgroup entity–creditor ranking at legal entity level

(Millions of yen)
Mizuho Bank (Non-consolidated)
		Creditor ranking										Sum of 1 to 5
Basel III Template	Items	1		2		3		4		5
		most junior								most senior
1	Is the resolution entity the creditor/investor?	✓	—	✓	—	✓	—	✓	—	✓	—
2	Description of creditor ranking	Common equity		Additional Tier 1 capital instruments		Tier 2 capital instruments		Eligible Tier 2 capital instruments subject to phase-out arrangements		Other internal TLAC eligible instruments
3	Total capital and liabilities net of credit risk mitigation (A)	3,690,389	—	1,873,004	—	1,168,772	—	166,515	601,000	2,537,990	—	10,037,671
4	Subset of row 3 that are excluded liabilities (B)	—	—	—	—	—	—	—	—	—	—	—
5	Total capital and liabilities less excluded liabilities ((A) -(B))	3,690,389	—	1,873,004	—	1,168,772	—	166,515	601,000	2,537,990	—	10,037,671
6	Subset of row 5 that are eligible as TLAC	3,690,389	—	1,570,004	—	1,002,257	—	—	—	2,537,990	—	8,800,641
7	Subset of row 6 with 1 year ≤ residual maturity < 2 years	—	—	—	—	—	—	—	—	—	—	—
8	Subset of row 6 with 2 years ≤ residual maturity < 5 years	—	—	—	—	—	—	—	—	1,480,946	—	1,480,946
9	Subset of row 6 with 5 years ≤ residual maturity < 10 years	—	—	—	—	907,257	—	—	—	946,034	—	1,853,291
10	Subset of row 6 with 10 years ≤ residual maturity, but excluding perpetual securities	—	—	—	—	95,000	—	—	—	111,010	—	206.010
11	Subset of row 6 that is perpetual securities	3,690,389	—	1,570,004	—	—	—	—	—	—	—	5,260,393

*1 :	Additional Tier1 capital instruments include eligible Tier 1 capital instruments subject to phase-out arrangements issued by SPC (303,000 million yen)

(Millions of yen)
Mizuho Trust & Banking (Non-consolidated)
		Creditor ranking						Sum of 1 to 3
Basel III Template	Items	1				3
		most junior		2		most senior

1	Is the resolution entity the creditor/investor?	✓	—	✓	—	✓	—
2	Description of creditor ranking	Common equity		Eligible Tier 2 capital instruments subject to phase-out arrangements		Other internal TLAC eligible instruments
3	Total capital and liabilities net of credit risk mitigation (A)	262,874	—	—	10,000	—	—	272,874
4	Subset of row 3 that are excluded liabilities (B)	—	—	—	—	—	—	—
5	Total capital and liabilities less excluded liabilities ((A) -(B) )	262,874	—	—	10,000	—	—	272,874
6	Subset of row 5 that are eligible as TLAC	262,874	—	—	—	—	—	262,874
7	Subset of row 6 with 1 year ≤ residual maturity < 2 years	—	—	—	—	—	—	—
8	Subset of row 6 with 2 years ≤ residual maturity < 5 years	—	—	—	—	—	—	—
9	Subset of row 6 with 5 years ≤ residual maturity < 10 years	—	—	—	—	—	—	—
10	Subset of row 6 with 10 years ≤ residual maturity, but excluding perpetual securities	—	—	—	—	—	—	—
11	Subset of row 6 that is perpetual securities	262,874	—	—	—	—	—	262,874

(Millions of yen)
Mizuho Securities (Non-consolidated)
		Creditor ranking						Sum of 1 to 3
Basel III Template	Items	1				3
		most junior		2		most senior
1	Is the resolution entity the creditor/investor?	✓	—	✓	—	✓	—
2	Description of creditor ranking	Common equity		Long-term subordinated debt/Short-term subordinated debt		Other internal TLAC instruments
3	Total capital and liabilities net of credit risk mitigation (A)	485,530	21,286	—	90,000	—	—	596,816
4	Subset of row 3 that are excluded liabilities (B)	—	—	—	—	—	—	—
5	Total capital and liabilities less excluded liabilities ((A) -(B) )	485,530	21,286	—	90,000	—	—	596,816
6	Subset of row 5 that are eligible as TLAC	485,530	21,286	—	—	—	—	506,816
7	Subset of row 6 with 1 year ≤ residual maturity < 2 years	—	—	—	—	—	—	—
8	Subset of row 6 with 2 years ≤ residual maturity < 5 years	—	—	—	—	—	—	—
9	Subset of row 6 with 5 years ≤ residual maturity < 10 years	—	—	—	—	—	—	—
10	Subset of row 6 with 10 years ≤ residual maturity, but excluding perpetual securities	—	—	—	—	—	—	—
11	Subset of row 6 that is perpetual securities	485,530	21,286	—	—	—	—	506,816

(3) TLAC3:Resolution entity–creditor ranking at legal entity level

(Millions of yen)
Mizuho Financial Group (Non-Consolidated)
		Creditor ranking				Sum of 1 to 4
Basel III Template	Items	1	2	3	4
		most junior			most senior
1	Description of creditor ranking	Common equity	Additional Tier 1 capital instruments	Tier 2 capital instruments	Unsecured senior debts
2	Total capital and liabilities net of credit risk mitigation (A)	3,453,440	1,873,000	1,335,287	2,542,714	9,204,443
3	Subset of row 2 that are excluded liabilities (B)	—	—	—	4,724	4,724
4	Total capital and liabilities less excluded liabilities ((A) - (B))	3,453,440	1,873,000	1,335,287	2,537,990	9,199,718
5	Subset of row 4 that are eligible as TLAC	3,453,440	1,873,000	1,335,287	2,537,990	9,199,178
6	Subset of row 5 with 1 year ≤ residual maturity < 2 years	—	—	—	—	—
7	Subset of row 5 with 2 years ≤ residual maturity < 5 years	—	—	333,030	1,480,946	1,813,976
8	Subset of row 5 with 5 years ≤ residual maturity < 10 years	—	—	907,257	946,034	1,853,291
9	Subset of row 5 with 10 years ≤ residual maturity,but excluding perpetual securities	—	—	95,000	111,010	206,010
10	Subset of row 5 that is perpetual securities	3,453,440	1,873,000	—	—	5,326,440

*1:	Additional Tier1 capital instruments include eligible Tier 1 capital instruments subject to phase-out arrangements issued by SPC (303,000 million yen)

*2:	Tier2 capital instruments include eligible Tier 2 capital instruments subject to phase-out arrangements issued by SPC (166,515 million yen)

*3:	Internal transactions are excluded from unsecured senior debts

*4:	Excluded liabilities are recognized on a conservative basis in consideration of the materiality of the amounts

∎ Geographical Distribution of Credit Exposures Used in the Countercyclical Buffer

(1) CCyB1: Geographical distribution of credit exposures used in the countercyclical buffer

	(Millions of yen, except percentage)
	As of March 31, 2019
	a	b	c	d
Geographical breakdown	Countercyclical buffer rate	Risk-weighted assets used in the computation of the countercyclical buffer	Countercyclical buffer requirements	Countercyclical buffer amount
Hong Kong SAR	2.50%	506,903	/	/
Sweden	2.00%	38,767	/	/
United Kingdom	1.00%	1,294,630	/	/
Subtotal	/	1,840,301	/	/

Total	/	46,499,620	0.05%	28,949

Notes:

Credit risk-weighted assets used in the computation of the countercyclical buffer of each country or region are calculated based on where counterparties are located.

Some equity exposures, regarded-method exposures, securitization exposures and standardized approach portion which are difficult to calculate based on the locations of counterparties, are calculated based on the country or region in which the reporting office is located.

∎ Indicators for Assessing Global Systemically Important Banks (G-SIBs)

(1) GSIB1:Disclosure of G-SIB indicators

			(Millions of yen)
	Category	Individual indicator	As of March 31, 2018	As of March 31, 2019
1	Cross-jurisdictional activity	Cross-jurisdictional claims	45,183,039	50,199,293
2		Cross-jurisdictional liabilities	31,932,945	32,082,253
3	Size	Total exposures	215,963,696	209,896,384
4	Interconnectedness	Intra-financial system assets	12,910,458	12,963,646
5		Intra-financial system liabilities	22,558,264	17,843,309
6		Securities outstanding	24,854,249	27,330,280
7	Substitutability / Financial institution infrastructure	Assets under custody	140,047,358	74,795,019
8		Payment activity	5,991,927,800	4,597,783,411
9		Underwritten transactions in debt and equity markets	16,938,132	15,764,776
10	Complexity	Notional amount of over-the-counter (OTC) derivatives	1,168,293,975	1,325,053,254
11		Level 3 assets	1,901,418	1,941,045
12		Trading and available for sale (AFS) securities	10,838,346	10,073,336

Status of Sound Management of Liquidity Risk

∎ Liquidity Coverage Ratio

The information disclosed herein is in accordance with “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of Sound Management of Liquidity Risk, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Sub-item (e), etc. of the Ordinance for Enforcement of the Banking Law (the FSA Notice No. 7 of 2015).

(1) Disclosure of quantitative information regarding Liquidity Coverage Ratio

			(In million yen, the number of data)
Item			For the three months ended December 31, 2018		For the three months ended March 31, 2019
High-Quality Liquid Assets		(1)	/		/
1	Total high-quality liquid assets (HQLA)		59,793,333		59,797,149
Cash Outflows		(2)	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE
2	Cash outflows related to unsecured retail funding		47,036,243	3,745,286	47,424,967	3,791,658
3	of which, Stable deposits		13,756,053	412,681	13,620,177	408,605
4	of which, Less stable deposits		33,280,189	3,332,604	33,804,789	3,383,053
5	Cash outflows related to unsecured wholesale funding		66,465,073	36,647,857	69,158,857	38,700,654
6	of which, Qualifying operational deposits		0	0	0	0
7	of which, Cash outflows related to unsecured wholesale funding other than qualifying operational deposits and debt securities		61,463,843	31,646,626	62,841,393	32,383,190
8	of which, Debt securities		5,001,230	5,001,230	6,317,464	6,317,464
9	Cash outflows related to secured funding, etc		/	1,216,944	/	1,038,595
10	Cash outflows related to derivative transactions, etc. funding programs, credit and liquidity facilities		25,318,942	7,217,613	24,666,425	6,969,601
11	of which, Cash outflows related to derivative transactions, etc		2,206,890	2,206,890	1,836,239	1,836,239
12	of which, Cash outflows related to funding programs		18,666	18,666	18,141	18,141
13	of which, Cash outflows related to credit and liquidity facilities		23,093,384	4,992,056	22,812,044	5,115,220
14	Cash outflows related to contractual funding obligations, etc.		5,870,401	1,874,332	6,284,751	1,663,084
15	Cash outflows related to contingencies		75,954,584	728,361	75,277,900	723,445
16	Total cash outflows		/	51,430,395	/	52,887,041
Cash Inflows		(3)	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE
17	Cash inflows related to secured lending, etc.		11,831,118	1,029,761	14,339,359	1,456,464
18	Cash inflows related to collections of loans, etc		10,571,333	7,395,647	11,456,961	7,945,763
19	Other cash inflows		7,516,139	1,820,938	7,208,397	2,037,008
20	Total cash inflows		29,918,592	10,246,347	33,004,717	11,439,235
Consolidated liquidity coverage ratio		(4)	/		/
21	Total HQLA allowed to be included in the calculation		/	59,793,333	/	59,797,149
22	Net cash outflows		/	41,184,048	/	41,447,805
23	Consolidated liquidity coverage ratio (LCR)		/	145.2%	/	144.3%
24	The number of data used to calculate the average value		62		58

(2) Disclosure of qualitative information regarding Liquidity Coverage Ratio

(A) Chronological changes in Liquidity Coverage Ratio

Our Consolidated LCR has remained stable over the past two years.

(B) Evaluation of the consolidated Liquidity Coverage Ratio Level

Our Consolidated LCR surpasses the final regulatory standard (100%), with no issues. Our Consolidated LCR disclosed herein does not differ significantly from our original expectations, and we do not expect our Consolidated LCR to deviate significantly from the current level in the future.

(C) Composition of the total HQLA allowed to be included in the calculation

There are no significant changes in the composition, such as by currency or type, and geographic distribution of the HQLA allowed to be included in the calculation. In addition, there is no significant currency mismatch between total amount of the HQLA allowed to be included in the calculation and net cash outflow regarding main currencies (those currencies of which the aggregate liabilities denominated amount to 5% or more of our total liabilities).

(D) Other matters regarding the Liquidity Coverage Ratio

We do not apply the “exception regarding qualifying operational deposits” in Article 28 of the Notice No. 62 and “the amount of additional collateral required due to market valuation changes to derivatives transactions estimated by the scenario approach” in Article 37 of the Notice No. 62. “Cash outflows from other contracts” in Article 59 of the Notice No. 62 incluedes “cash outflows related to small consolidated subsidiaries.” There are no material items that require detailed explanation of “cash outflows from other contingent events” in Article 52 of the Notice No. 62 and “cash inflows from other contracts” in Article 72 of the Notice No. 62. Monthly or quarterly data is used for our consolidated subsidiaries.

∎ Status of Major Liquid Assets

(Billions of yen)
Item	As of March 31, 2018	As of March 31, 2019

Cash and Due from Banks (including Due from Central Banks)	47,725.3	45,108.6
Trading Securities	5,188.4	5,968.8
Securities	33,618.9	29,135.0
Bonds Held to Maturity	2,515.8	1,602.2
Other Securities	31,103.1	27,532.8
Japanese Stocks	3,582.2	3,143.5
Japanese Bonds	16,535.6	14,786.9
Japanese Government Bonds	13,332.0	11,896.1
Japanese Local Government Bonds	239.3	209.8
Japanese Corporate Bonds	2,964.1	2,680.9
Other	10,985.2	9,602.3
Foreign Bonds	8,329.1	7,418.3
Other	2,656.1	2,183.9

Total	86,532.7	80,212.4

Portion pledged as collateral	(11,660.9)	(9,691.9)

Total after the deduction above	74,871.7	70,520.5

Notes:

1.	All securities included in the above table have fair value.

2.	Portion pledged as collateral mainly consists of securities and others collateralized for borrowed money, foreign and domestic exchange transactions or derivatives transactions, or substituted for margins for futures transactions.

3.	Figures in the above table do not represent high quality liquid assets.

∎ Status of Major Funding

(Billions of yen)
	As of March 31, 2018
Types of Financial Instruments	Within 1 year	1-3 years	3-5 years	5-7 years	7-10 years	Over 10 years

Deposits	121,278.4	2,974.1	691.7	86.9	41.3	8.5
Negotiable Certificates of Deposit	11,021.7	357.7	4.0	—	—	—
Call Money and Bills Sold	2,105.2	—	—	—	—	—
Borrowed Money	2,221.5	1,541.5	309.4	260.2	303.8	259.5
Commercial Paper	362.1	—	—	—	—	—
Issued Bonds	740.9	1,145.7	1,883.4	626.6	1,375.9	532.9
Due to Trust Account	4,733.1	—	—	—	—	—

Total	142,463.2	6,019.2	2,888.7	973.9	1,721.0	801.0

(Billions of yen)
	As of March 31, 2019
Types of Financial Instruments	Within 1 year	1-3 years	3-5 years	5-7 years	7-10 years	Over 10 years

Deposits	120,184.3	3,166.2	703.8	61.6	53.9	140.9
Negotiable Certificates of Deposit	12,964.4	377.4	—	—	—	—
Call Money and Bills Sold	2,841.9	—	—	—	—	—
Borrowed Money	970.3	1,058.9	304.2	258.0	225.2	244.7
Commercial Paper	355.5	—	—	—	—	—
Issued Bonds	1,010.3	1,494.3	1,158.4	1,014.6	1,464.8	623.7
Due to Trust Account	1,102.0	—	—	—	—	—

Total	139,429.0	6,096.9	2,166.5	1,334.3	1,744.0	1,009.5

Notes:

1.	Regarding Deposits, Demand deposits are included in “Within 1 year”

2.	Borrowed money or issued bonds with open ended, 0.0 billion, 1,239.0 billion, respectively, at March 31, 2018, and 0.0 billion, 1,585.0 billion, respectively, at March 31, 2019, are excluded.

Compensation of Directors and Employees

∎ Compensation of Directors and Employees

(1) Qualitative Disclosure

(A) State of the Organizational System Relating to Compensation of “Subject Directors and Employees” of Mizuho Group

1.	Scope of “Subject directors and employees”

“Subject directors, etc.” and “Subject employees, etc.” subject to disclosure as provided for in the FSA Notice (collectively, “Subject directors and employees”) are as follows:

(1)	Scope of “Subject directors, etc.”

“Subject directors, etc.” are directors and executive officers as defined in the Companies Act of Mizuho Financial Group, Inc. (“MHFG”). Outside directors are excluded.

(2)	Scope of “Subject employees, etc.”

“Subject employees, etc.” who are subject to disclosure are executive officers (as defined in our internal regulations), specialist officers and employees of MHFG and directors and employees of its “Major consolidated subsidiaries”, who are “persons who receive large amounts of compensation” and “materially affect the operation of business or the state of assets of Mizuho group or its major consolidated subsidiaries.”

(a)	Scope of “Major consolidated subsidiaries”

A “Major consolidated subsidiary” is a consolidated subsidiary, etc., (i) whose total assets as a percentage of consolidated total assets exceeds 2% of a bank holding company or bank and (ii) who materially affects the management of our group. Specifically, those are Mizuho Bank, Ltd. (“MHBK”), Mizuho Bank (USA) and other subsidiaries who conduct banking business similar to a branch of MHBK, Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Mizuho Securities USA Inc. and Mizuho International Plc.

(b)	Scope of “Persons who receive large amounts of compensation”

A “Person who receives large amounts of compensation” refers to a person who receives compensation that exceeds the base amount from MHFG or its “Major consolidated subsidiaries.” The base amount at MHFG has been set at ¥60 million. Such base amount has been set based on the average amounts of the compensation of directors and executive officers (as defined in the Companies Act) of MHFG, MHBK and MHTB for the last three fiscal years (excluding persons who resigned or retired during each of such fiscal years), taking into account fluctuations in amounts of compensation over past fiscal years. The preceding base amount has been adopted as the common base in order to unify the selection criteria of persons who receive large amounts of compensation at each of the companies in this paragraph.

(c)	Scope of “Persons who materially affect the operation of business or the state of assets of Mizuho group”

A “Person who materially affects the operation of business or the state of assets of Mizuho group” means a person who exerts significant influence on the operation of the business of MHFG or a “Major consolidated subsidiary” through his or her work in conducting transactions or management, or who materially affects the state of assets by incurring losses on transactions. Specifically, it includes executive officers (as defined in our internal regulations) and specialist officers of MHFG and directors, executive officers (as defined in our internal regulations), specialist officers and market department employees of “Major consolidated subsidiaries.”

2.

Decisions on compensation of “Subject directors and employees” and the name, composition and duties of the committee to supervise business execution and other major organizations relating to payment of compensation and other compensation, etc.

(1)	State of maintaining and ensuring the Compensation Committee, etc.

MHFG is a Company with Three Committees, and has established the Compensation Committee as a statutory committee.

The chairman of the statutory Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least non-executive directors) in order to ensure objectivity and transparency in director and executive officer compensation. As of March 2019, all four members of the Compensation Committee, including the chairman, were outside directors. The Compensation Committee shall determine the basic policy and compensation system for directors and executive officers of MHFG, MHBK, MHTB and MHSC, determine the compensation for each individual director and executive officer (as defined in the Companies Act) of MHFG, and exercise approval rights in MHFG for compensation for each individual director of MHBK, MHTB and MHSC.

In addition, the president of each of MHBK, MHTB and MHSC determines the amount of compensation for each of its executive officers and specialist officers.

(2)	Decisions on compensation of “Subject employees, etc.”

Matters relating to executive officers (as defined in our internal regulations) and specialist officers of MHFG and directors, executive officers (as defined in our internal regulations) and specialist officers of MHBK, MHTB and MHSC are as set out in (1) State of maintaining and ensuring the Compensation Committee, etc.. With regard to the compensation of directors of MHBK, MHTB and MHSC, it is determined through approval by the Compensation Committee, pursuant to each statutory procedure for directors who are Audit & Supervisory Committee Members and for directors who are not Audit & Supervisory Committee Members, and set within the scope of the total amount of compensation of directors resolved at the ordinary general meeting of shareholders.

The compensation of subject employees, etc., is decided and paid in accordance with the salary and bonus system established by MHFG and the “Major consolidated subsidiaries.” Such system is designed and put into writing by the human resources departments of MHFG and the “Major consolidated subsidiaries” which are independent of departments furthering business. In terms of the compensation of overseas employees, each overseas office or operation determines its own compensation policy based on local laws and regulations as well as employment relationships.

3.	Total amount of compensation paid to members of the compensation committee and number of meetings held by the Compensation Committee

Number of meetings held (April 2018 – March 2019)
Compensation Committee (MHFG)	11

Note: The total amount of compensation is not set out above as it is not possible to separately calculate the amounts that are paid as consideration for the execution of duties by the compensation committee.

(B) Evaluating the Appropriateness of the Design and Operation of the System Relating to Compensation of “Subject Directors and Employees” of Mizuho Group

1.	Policies relating to compensation

(1)	Policies relating to compensation of “Subject directors, etc.”

MHFG set out the “Mizuho Financial Group Compensation Policy” concerning the determination of compensation for each individual director, executive officer and specialist officer (“Officers, etc.”) of MHFG as well as MHBK, MHTB and MHSC (the “Three Core Companies”).

a.	Philosophy and objectives

Executive compensation for MHFG and the Three Core Companies pursuant to such policy is determined based on appropriate governance and control, and aims to function as incentive and compensation for each Officer, etc., to exercise their designated function to the fullest in our efforts to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

b.	Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Officers, etc., of MHFG and the Three Core Companies is set forth below:

(i)

The executive compensation shall be determined based on appropriate governance and control, and function as an appropriate incentive in order to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Philosophy.

(ii)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each Officer, etc.

(iii)

The executive compensation shall contribute to suppressing excessive risk-taking, improving corporate value and creating value for various stakeholders not only in the short-term, but also over the medium- to long-term.

(iv)	The executive compensation shall reflect the management environment and business performance of our group.

(v)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

(vi)

The compensation system and standards shall be timely and appropriately reevaluated and set at a competitive and appropriate standard based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

(vii)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

c.	Compensation System

I.	Compensation for Officers, etc., shall, in principle, consist of a “Basic Salary,” “Performance Payment” and “Stock Compensation.”

(i)	“Basic Salaries” shall factor in the function and responsibility of each Officer, etc., in addition to the standard amount for each position and payment will be made monthly in cash.

(ii)

“Performance Payments” shall be made as a monetary incentive for Officers, etc., to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect our company-wide results of operations, the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of and the performance or each Officer, etc., in addition to the standard amount for each position. A system shall be adopted which, based on resolution by the Compensation Committee, etc., enables certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc., of the company or the individual.

(iii)

“Stock Compensation” shall be paid in the form of shares of common stock of MHFG consisting of “Stock Compensation I” and “Stock Compensation II,” (together “Stock Compensation I and II”) acquired from the stock market through a trust with an aim to align the interests of Officers, etc., with those of the shareholders and increase the incentive to enhance corporate value.

(a)

“Stock Compensation I” shall be paid at the time of retirement of each Officer, etc., in the form of shares of common stock of MHFG calculated based on each position. A system shall be adopted which enables a decrease or forfeiture of the amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.

(b)

“Stock Compensation II” shall be paid in accordance with our company-wide results of operations, the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of and the performance of each Officer, etc., in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments over three years, as well as a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.

II.

Within the Officers, etc., the compensation system for the executive officers as defined in the Companies Act, the directors, the executive officers as defined in our internal regulations and the specialist officers responsible for business execution (the “Officers Responsible for Business Execution”) shall be separate from the compensation system for the directors responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

(i)	The basic compensation system for “Officers Responsible for Business Execution” shall be a “Basic Salary,” “Performance Payment” and “Stock Compensation I and II.”

(a)	The composition of the compensation shall, in principle, be 50%, 17.5% and 32.5% for “Basic Salary,” “Performance Payment” and “Stock Compensation I and II” respectively.

(b)

“The upper limit of “Performance Payment” and “Stock Compensation II” shall be decided* in accordance with the our annual results of operations taking into account the traits of business activities of MHFG as a Financial Services Group. The payment to each officer shall reflect the performance of each officer and the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of, and be, in principle, within the range of 0% to 150% of the standard amount for each position.

*

The amount of funds for “Performance Payment” and “Stock Compensation II” is decided for each fiscal year by multiplying the standard amount for each position in a respective year with the total number of officers in that year and a coefficient based on the result from the fiscal year’s results of operations. The evaluation metric for this coefficient is decided by setting metrics based on our Consolidated Net Business Profits, and using such evaluation metrics for the reference year and the current fiscal year (provided that, for Mizuho Securities Co., Ltd., the system is linked to Ordinary Income, which is a metric that is equivalent to Consolidated Net Business Profits based on the traits of business activities and financial structure of securities companies).

(ii)

The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function. The compensation system shall consist of “Basic Salaries” and “Stock Compensation” and the composition shall, in principle, be 85% and 15% for “Basic Salaries” and “Stock Compensation,” respectively.

III.

There are cases where compensation for some personnel, including those officers recruited locally in countries other than Japan, may be designed individually in compliance with local compensation regulations while taking into consideration local compensation practices and the responsibilities, business characteristics and market value, etc., of each respective officer. For cases where compensation is designed individually, payment of compensation is also made in accordance with the performance of the company or the individual. Payment of compensation is designed to avoid excessive risk-taking through a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture of the deferred amount depending on the performance, etc., of the company or the individual.

d.	Compensation Determination Process

I.

The Compensation Committee shall determine the determination policy of executive compensation for MHFG and the Three Core Companies and the executive compensation system including the compensation system set out in “Compensation System” in order to effectively secure the transparency and objectivity of compensation, etc., for individual Officers, etc. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer, as defined in the Companies Act, of MHFG and approve at MHFG the compensation of each individual director of the Three Core Companies.

II.

The President & CEO, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer, as defined in our internal regulations, and specialist officer of MHFG and approve at the MHFG the compensation of each individual executive officer and specialist officer of the Three Core Companies.

III.

The Compensation Committee will verify the validity of the compensation system and standards based on economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

IV.	All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

V.

The Compensation Committee may have officers who are not members of the committee (including officers of the Three Core Companies) such as the President & CEO and external experts, etc., attend its meetings and provide their opinion in order to facilitate adequate and appropriate discussions and determinations.

(2)	Policies relating to compensation of “Subject employees, etc.”

The policies relating to compensation for executive officers (as defined in our internal regulations) and specialist officers of MHFG and directors, executive officers (as defined in our internal regulations) and specialist officers of MHBK, MHTB and MHSC are also the same as the policies described in (1) Policies relating to compensation of “Subject directors, etc.” above. Compensation for other employees, etc., is determined in accordance with their duties and responsibilities. Some bonuses that are linked to performance are determined after comprehensively evaluating the employee’s contribution to business, including any qualitative contributions to the organization, in a manner that does not place an excessive emphasis on results.

2.	The effect of the overall level of compensation, etc., on equity capital

The Compensation Committee of MHFG receives reports on the amount of compensation paid to directors, executive officers (as defined in the Companies Act), executive officers (as defined in our internal regulations) and specialist officers of MHFG, MHBK, MHTB and MHSC in the previous fiscal year and confirms that there is no material effect on the Mizuho group’s performance or the adequacy of equity capital.

(C) Compatibility between System for Compensation of “Subject Directors and Employees” of Mizuho Group and Risk Management and Mmatters Relating to Linking Compensation with Performance

1.	Compatibility between system for compensation of “Subject directors and employees” and risk management

The compensation of employees in risk management department, compliance department and internal audit department is decided in accordance with the salary and bonus system, and specific payment amounts are conclusively determined in accordance with employee performance evaluations made by the relevant department and the human resources department, independent from departments furthering business.

Each employee of the risk management department, the compliance department and the internal audit department sets their own objectives in the employee performance evaluations, subject to the approval of their superiors. The degree to which the objectives are achieved is evaluated by taking into account the degree of the employee’s contribution to the establishment of a system for risk management, compliance and internal audit.

2.	Linking compensation of “Subject directors and employees” with performance

The performance payments and performance-based stock compensation for “Officers Responsible for Business Execution” are made or paid based on the standard amount set for each position, with which each officer’s performance shall be reflected, and determined in accord with a performance evaluation, etc., against the annual business plan. A certain amount of the performance payments and the entire amount of the performance-based stock compensation shall be made or paid in deferred payments over three years, and a decrease or forfeiture of the deferred amount may be made depending on the performance, etc., of the company and such officer. It should be noted that certain “Subject directors and employees” have entered into compensation-related contracts. Stock compensation for “Non-Executive Officers Responsible for Management Supervision” shall be made in accordance with the standard amount set for each position, and the payment level shall not change based on the performance of each officer. With regard to compensation for other employees, salary is determined according to their job duties and responsibilities. In addition, the proportion linked to the performance bonus is determined through appropriately and comprehensively evaluating the contribution to performance, including the degree of contribution to the organization, etc., so as not to become excessively performance based.

(2) Quantitative Disclosure Items

(A) REM1 : Compensation Assigned to the Relevant Fiscal Year

			(Millions of yen, except people)
			a	b
No.			“Subject directors, etc.”	“Subject employees, etc.”
1	Fixed compensation	Number of “Subject directors, etc.” and “Subject employees, etc.”	18	219
2		Fixed compensation amount (3+5+7)	840	8,481
3		Cash compensation amount	713	7,854
4		Of which, deffered amount	—	—
5		Stock compensation amount or stock-based type compensation amount	125	91
6		Of which, deffered amount	—	—
7		Other compensation amount	1	535
8		Of which, deffered amount	—	—

9	Variable compensation	Number of “Subject directors, etc.” and “Subject employees, etc.”	18	218
10		Variable compensation amount (11+13+15)	284	11,072
11		Cash compensation amount	134	9,934
12		Of which, deffered amount	—	3,375
13		Stock compensation amount or stock-based type compensation amount	150	1,137
14		Of which, deffered amount	150	612
15		Other compensation amount	—	—
16		Of which, deffered amount	—	—

17	Retirement benefits	Number of “Subject directors, etc.” and “Subject employees, etc.”	—	—
18		Retirement benefits amount	—	—
19		Of which, deffered amount	—	—

20	Other compensation	Number of “Subject directors, etc.” and “Subject employees, etc.”	—	140
21		Other compensation amount	—	661
22		Of which, deffered amount	—	260

23	Comensation amount (2+10+18+21)		1,125	20,215

Notes:

1.	Amounts of compensation of “Subject directors, etc.” include amounts of compensation received for duties performed as a director or executive officer of a “Major consolidated subsidiary.”

2.

The number of employees is the actual number of persons (a) for the compensation for the fiscal year ended March 31, 2019 and (b) for the compensation for the fiscal year ended March 31, 2018 for the payments made or anticipated payments for which the amount became clear during the fiscal year ended March 31, 2019 are stated.

3.	The stated amount is the total amount for the fiscal year ended March 31, 2019 and the fiscal year ended March 31, 2018.

4.	No. 7, “Fixed compensation,” “Other compensation amount,” includes condolence money insurance premiums, based on the decision of our Compensation Committee.

5.

No. 11, “Variable compensation” “Cash compensation amount,” includes the recorded performance payment for the fiscal year ended March 31, 2018 for directors, executive officers (as defined in the Companies Act), executive officers (as defined in our internal regulations) and specialist officers of MHFG, MHBK, MHTB and MHSC. For portions that exceed a certain amount, we plan to defer payment over the three-year period from the fiscal year ending March 31, 2020.

6.

No. 13, “Variable compensation” “Stock compensation amount or stock-based type compensation amount” includes the amount obtained by multiplying the stock compensation and performance-based stock compensation ownership points (with one point to be converted into one share of MHFG stock) granted to the directors, executive officers (as defined in the Companies Act), executive officers (as defined in our internal regulations) and specialist officers of MHFG, MHBK, MHTB and MHSC for the fiscal year ended March 31, 2018 by the book value of MHFG’s shares (196.3922 yen per share). For stock compensation and performance-based stock compensation for the fiscal year ended March 31, 2018, we plan to defer payment over the three-year period from the fiscal year ending March 31, 2020.

7.

Because the amounts of the stock compensation, performance payment and performance-based-type stock compensation for the directors, executive officers (as defined in the Companies Act), executive officers (as defined in our internal regulations) and specialist officers of MHFG, MHBK, MHTB and MHSC for the fiscal year ended March 31, 2019 have not been determined at this time, they are not included in the above compensation. However, we have recorded the required reserves for accounting purposes.

8.

The exercise periods for the stock compensation-type stock options (stock acquisition rights) are as set out below. Under the stock option agreements, exercise of the options is postponed, even during the exercise period, until the time of retirement of the director or employee.

[The exercise periods for stock options have been omitted from the table]

(B) REM2 : Special Compensation

(Millions of yen, except people)
	a	b	c	d	e	f
	Bonus guarantees		Lump sum payments at the time of recruitment		Additional retirement benefits
	People	JPY	Peopl	JPY	Peopl	JPY
“Subject directors, etc.”	—	—	—	—	—	—
“Subject employees, etc.”	—	—	3	260	11	445

(C) REM3 : Deferred Compensation

		(Millions of yen)
		a	b	c	d	e
		Deferred compensation amount	Of which, the deferred compensation amount subject to adjustment or variation	Regarding compensation after allocation, variable amounts adjusted but not linked to variations for the relevant fiscal year	Regarding compensation after allocation, variable amounts adjusted and linked to variations for the relevant fiscal year	Amount of deferred compensation paid in the relavent fiscal year
“Subject directors, etc.”	Cash compensation amount	5	5	—	—	3
	Stock compensation amount or stock-based type compensation amount	513	328	—	(22)	229
	Other compensation amount	—	—	—	—	—

“Subject employees, etc.”	Cash compensation amount	4,978	641	21	—	2,135
	Stock compensation amount or stock-based type compensation amount	1,200	484	—	(19)	348
	Other compensation amount	—	—	—	—	—

Total amount		6,697	1,459	21	(42)	2,717

(D) Other Relevant Matters Relating to Our System of Compensation for “Subject Directors and Employees” of Mizuho Group

Not applicable, other than those covered in the above.

Our Internal Control Systems

Amid the growing diversity and complexity of banking operations, financial institutions are exposed to various risks, including credit, market, operations, information technology, legal, settlement and other risks. We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures. Mizuho Financial Group maintains basic policies for risk management established by our Board of Directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.

All yen figures and percentages in this item are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Overview of Risk Management

Risk Management Structure

Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. At Mizuho Financial Group, the Risk Management Committee, which is one of the Business Policy Committees of Mizuho Financial Group, chaired by the Group Chief Risk Officer, provides integrated monitoring and management of the overall risk for the Mizuho group. The Group Chief Risk Officer reports the risk management situation to the Board of Directors, the Risk Committee and the Executive Management Committee, etc., on a regular basis and as needed. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintain their own systems for managing various types of risk, receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management as necessary.

Basic Approach

We classify the risks arising from the group’s businesses into different types of risk such as credit risk, market risk, liquidity risk and operational risk according to their risk factors, and manage each type of risk depending on its characteristics. Furthermore, each group entity manages such risks according to the characteristics of its business operations (i.e., management of risks associated with settlement and trust businesses, etc.). In addition to managing each type of risk individually, we have established a comprehensive risk management structure to identify and evaluate overall risk and to keep risk within limits that are managerially acceptable. In line with the basic policies relating to overall risk management laid down by Mizuho Financial Group, companies within the Mizuho group identify risk broadly and take a proactive and sophisticated approach to risk management.

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group’s risk exposure and have implemented measures to control such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed our financial strength. To ensure the ongoing financial soundness of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated to Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Mizuho Americas by risk category, and is further allocated within their respective business units based on established frameworks.

Stress Testing

For the purpose of verifying the appropriateness of the Mizuho group’s risk appetite and the adequacy of its business plans, we carry out stress testing on our entire portfolio by measuring and assessing the impacts on our capital ratio and financial performance of the stress events assumed in the scenarios set by the group. Stress testing is carried out to confirm that the required capital ratio and financial performance can be secured on the occurrence of any of the assumed stress events. When our capital ratio or financial performance falls below the required level, we will consider and carry out a revision of our risk appetite and business plans. We also calculate the impacts of assumed stress events on risk volumes, including interest rate risk related to our banking book that is not covered by regulatory capital, to confirm whether the risk volumes balance with the group’s capital when a risk event occurs. The calculated risk volumes are used for assessing the group’s internal capital adequacy. Risk scenarios are set considering the current and projected economic conditions, as well as vulnerabilities in the group’s business and financial structure. Moreover, we have established a robust risk management framework under which stress testing is respectively carried out for each risk category, including market risk. Through such stress testing, we deepen our understanding of the distinctive features of our businesses and portfolios, and proactively determine action to be taken if a stress event happens. In this way, we are committed to enhancing our risk management capabilities on a continued basis.

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), as a result of deterioration in obligors’ financial position. Mizuho Financial Group has established the methods and structures necessary for grasping and managing credit risk. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. Specifically, Mizuho Financial Group establishes the group’s fundamental credit risk policy to manage major group companies, and monitors and manages the credit risks of the group as a whole.

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our Board of Directors determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer of Mizuho Financial Group, the Credit Risk Management Department and the Risk Management Department jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The Board of Directors of each company determines key matters pertaining to credit risk management.

The Balance Sheet & Risk Management Committee and the Credit Committee, each of which is a Business Policy Committee of our principal banking subsidiaries, are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The respective Chief Risk Officers of our principal banking subsidiaries are responsible for matters relating to planning and implementing credit risk management. The credit risk management departments of our principal banking subsidiaries are in charge of planning and administering credit risk management and conducting credit risk measuring and monitoring. The departments regularly present reports regarding their risk management situation to Mizuho Financial Group. The credit departments of our principal banking subsidiaries determine policies and approve/disapprove individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth respectively by our principal banking subsidiaries. In addition, our principal banking subsidiaries have established internal audit groups that are independent of the business departments in order to ensure appropriate credit risk management.

Method of Credit Risk Management

We have adopted two different but mutually complementary approaches to credit risk management. The first approach is “individual credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risks and respond appropriately.

Individual Credit Management

Credit Codes

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit code. Seeking to fulfill the bank’s mission and social responsibilities, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

Internal Rating System

One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of an internal rating system that consists of credit ratings and pool allocations. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the possibility of ultimately incurring losses related to each individual claim by taking into consideration the nature of any collateral or guarantee and the seniority of the claim. In principle, obligor ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever a obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider obligor ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet instruments, such obligor ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for loan losses and charge-offs in our self-assessment of loans and off-balance-sheet instruments.

To assign obligor ratings, we have a quantitative evaluation system (rating model) in place to enable proper assessment of an obligor’s credit standing. The system gives a quantitative rating to an obligor based on obligor-specific characteristics such as type of business (corporation or individual) and geography (in Japan or outside Japan). We categorize our rating models for companies in Japan into those for large companies and those for small and medium-sized companies. The former consist of 13 models according to industry-specific factors, while the latter consist of three models. For companies outside Japan, we utilize nine models.

These were developed by the Credit Risk Management Department based on a statistical methodology and approved by the Chief Risk Officer.

Pool allocations are applied to small claims that are less than a specified amount by pooling customers and claims with similar risk characteristics and assessing and managing the risk for each such pool. Our principal banking subsidiaries efficiently manage credit risk and credit screening by dispersing a sufficient number of small claims within each pool. Our principal banking subsidiaries generally review the appropriateness and effectiveness of our approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures, which is audited by the Internal Audit Group.

Mizuho Financial Group defines a Restructured Loan as a loan extended to a Customer with Special Attention when the following conditions are met: we are aiming for business reconstruction or financial support; and lending conditions were amended favorably to the customer such as allowing interest rate reduction, postponement of principal repayment/interest payment, debt forgiveness, etc.

An overdue loan is defined as a loan for a Customer with Special Attention of which the loan principal or interest is overdue for three months or more following the contractual payment date.

Self-assessment, Provision for Loan Losses and Off-Balance-Sheet Instruments and Charge-Offs

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. Specifically, the credit risk management department of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative departments specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments. In our assessment of the probability of obligor bankruptcy, we deem an obligor that is rated as being insolvent or lower as being bankrupt.

Credit Review

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business department. In case the screening exceeds the authority of the department, the credit department in charge at headquarters carries out the review. The credit group has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business department. In addition, in the case of obligors with low credit ratings and high downside risks, the business department and credit department jointly clarify their credit policy and in appropriate cases assist the obligors at an early stage in working towards credit soundness.

Credit Portfolio Management

Risk Measurement

We use statistical methodologies that involve a risk measurement system (enterprise value corporate valuation model, holding period of one year) to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“Expected Loss”) and the maximum loss within a certain confidence interval (“credit VAR”). The difference between expected loss and credit VAR is measured as the credit risk amount (“Unexpected Loss”). The risk measurement system covers the following account items reported by each Mizuho Financial Group company: credit transactions including loans and discounts; securities; customer’s liabilities for acceptances and guarantees; deposits and foreign exchange; derivatives including swaps and options; off-balance sheet items including commitments; and other assets involving credit risk.

In establishing transaction spread guidelines for credit transactions, we aim to ensure an appropriate return from the transaction in light of the level of risk by utilizing credit cost data as a reference. Also, we monitor our credit portfolio from various perspectives and set guidelines noted below so that losses incurred through a hypothetical realization of the full credit VAR would be within the amount of risk capital and loan loss reserves.

Risk Control Methods

Our principal banking subsidiaries recognize the risk arising from allowing unexpected loss to become too large. Our principal banking subsidiaries manage “credit concentration risk,” which stems from granting excessive credit to individual corporate groups in line with our specific guidelines. [please let us know why we are deleting the reference to chain reaction default risk so we can confirm that it’s deletion isn’t something that should be explained here] Our principal banking subsidiaries also set the credit limit based on verification of status of capital adequacy. In cases where the limit is exceeded, our principal banking subsidiaries will formulate a handling policy and/or action plan. In addition to the above, our principal banking subsidiaries monitor total credit exposure, credit exposure per rating, credit concentration per individual corporate group, geography and business sector to make a periodical report to the Balance Sheet & Risk Management Committee and the Credit Committee.

The following diagram shows our risk management structure:

Market Risk Management

We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices and foreign exchange rates. Market risk includes market liquidity risk; i.e., the risk that we will suffer a loss due to market disruptions or other disorders that prevent us from conducting transactions in the market or require us to pay significantly higher prices than normal to conduct transactions. Mizuho Financial Group manages market risk for the Mizuho group as a whole. Specifically, Mizuho Financial Group establishes the fundamental risk management policy for the entire group, manages the market risk of our principal banking subsidiaries and other core group companies and monitors how the group’s market risk is being managed as a whole.

Market Risk Management Structure

Our Board of Directors determines basic matters pertaining to market risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with market risk management, market risk operations and market risk monitoring. The Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations.

The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analysing, making proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management.

As for the situation of market risk, the Risk Management Department submits reports to the President and Group CEO on a daily basis and to the Board of Directors on a regular basis. For the purpose of managing the market risk of our principal banking subsidiaries and other core group companies, the Department regularly receives reports from each of them to properly identify and manage their market risk. These subsidiaries and core group companies, which account for most of the Mizuho group’s exposure to market risk, establish their basic policies based on ours, and their Boards of Directors determine important matters relating to market risk management.

Market Risk Management Method

To manage market risk, we set limits that correspond to risk capital allocations according to the risk profile of each of our principal banking subsidiaries and other core group companies and thereby prevent the overall market risk we hold from exceeding our financial strength represented by capital, etc. The amount of risk capital allocated to market risk corresponds to value-at-risk (the “VAR”) and additional costs that may arise in order to close relevant positions.

Setting Limits

When the said limits are set, various factors are taken into account, including business strategies, historical limit usage ratios, risk-bearing capacity (profits, equity capital and risk management framework), profit targets and the market liquidity of the products involved. The limits are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and then determined by the President & Group CEO. For trading and banking activities, we set limits for VAR and for losses. For banking activities, we set position limits based on interest rate sensitivity (10 BPV) as needed. An excess over any of these limits is immediately reported and addressed according to a pre-determined procedure.

Monitoring

To provide a system of mutual checks and balances in market operations, we have established middle offices specializing in risk management that are independent of front offices which engage in market transactions and of back offices which are responsible for book entries and settlements. When VAR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress testing and set stop loss limits as needed. We monitor market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Value-at-Risk

We use the VAR method, supplemented with stress testing, as our principal tool to measure market risk. The VAR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading Activities

VAR related to our trading activities is based on the following:

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of three years.

The following tables show the VAR related to our trading activities by risk category for the fiscal years ended March 31, 2017, 2018 and 2019 and as of March 31, 2017, 2018 and 2019:

	Fiscal year ended March 31, 2017			As of March 31, 2017
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥3.6	¥1.0	¥1.0
Foreign exchange	0.5	1.6	0.1	0.1
Equities	0.4	3.2	0.1	0.9
Commodities	0.0	0.0	0.0	0.0

Total	¥3.3	¥5.8	¥2.3	¥2.6

	Fiscal year ended March 31, 2018			As of March 31, 2018
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.5	¥1.0	¥2.2
Foreign exchange	0.4	1.2	0.1	0.1
Equities	0.6	2.4	0.3	0.5
Commodities	0.0	0.0	0.0	0.0

Total	¥3.0	¥6.2	¥2.2	¥3.0

	Fiscal year ended March 31, 2019			As of March 31, 2019
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥2.9	¥1.3	¥2.0
Foreign exchange	0.8	2.8	0.1	0.3
Equities	0.6	7.7	0.2	0.5
Commodities	0.0	0.0	0.0	0.0

Total	¥3.4	¥9.2	¥2.4	¥2.6

The following graph shows VAR figures of our trading activities for the fiscal year ended March 31, 2019:

The following table shows VAR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2017	2018	2019	Change
	(in billions of yen)
As of fiscal year end	¥2.6	¥3.0	¥2.6	¥(0.3)
Maximum	5.8	6.2	9.2	3.0
Minimum	2.3	2.2	2.4	0.2
Average	3.3	3.0	3.4	0.3

Non-trading Activities

The VAR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month. In addition, as for risk management of banking activities, it is important to properly measure interest rate risk so that we calculate interest risk using appropriate methods such as recognizing demand deposits as “core deposits.”

The following graph shows the VAR related to our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2019:

The following table shows the VAR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2017	2018	2019	Change
	(in billions of yen)
As of fiscal year end	¥292.7	¥268.4	¥194.4	¥(74.0)
Maximum	397.5	307.2	298.5	(8.7)
Minimum	247.4	210.8	194.4	(16.3)
Average	331.0	267.8	255.5	(12.2)

VAR is a commonly used market risk management technique. However, VAR models have the following shortcomings:

•

By its nature as a statistical approach, VAR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	VAR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VAR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

Cross-shareholdings Portfolio Management Activities

We take the market risk management approach with use of VAR and risk indices for cross-shareholdings portfolio management activities to properly manage stock price risk. Specifically, we monitor VAR measurements and the state of risk capital on a daily basis. Moreover, in order to control stock price risk, we are working on the reduction in cross-shareholdings through careful negotiations with counterparties.

Back Testing

In order to evaluate the effectiveness of market risk measurements calculated using the VAR method, we carry out regular back tests to compare VAR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VAR of trading activities for the fiscal year ended March 31, 2019 and the corresponding paired distribution of profits and losses. We had zero case where losses exceeded VAR during the period. In addition, we conduct evaluations of the assumptions related to the VAR models. Based on the number of times losses exceeded VAR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VAR models are subject to the approval of our Group Chief Risk Officer.

Note:	We conduct our back testing and assess the number of cases where losses exceed VAR based on a 250 business day year. The expected average number of instances where one-day trading losses exceeded VAR at the 99% confidence level is 2.5.

Stress Testing

Because the VAR method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses under scenarios in which stresses are applied to interest rate risk and stock price risk based on current and projected economic conditions, historical market events, etc.

Liquidity Risk Management

We define liquidity risk as the risk of losses arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise necessary funds or that forces us to raise funds at significantly higher interest rates than usual. Mizuho Financial Group manages liquidity risk for the Mizuho group as a whole. Specifically, Mizuho Financial Group establishes the fundamental liquidity risk management policy for the entire group, manages the liquidity risk of our principal banking subsidiaries and other core group companies and monitors how the group’s liquidity risk is being managed as a whole.

Liquidity Risk Management Structure

Our Board of Directors determines basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with liquidity risk management, operations, monitoring and proposes responses to emergencies such as sudden market changes. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to liquidity risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring liquidity risk, reporting and analysing, making proposals, and formulating and implementing plans relating to liquidity risk management. In addition, the Group Chief Financial Officer of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, and the Financial Planning Department is responsible for monitoring and adjusting cash flow management situation and for planning and implementing cash flow management to maintain appropriate funding liquidity. Reports on the liquidity risk management are submitted to the Risk Management Committee and the Balance Sheet Management Committee (each of which is a Business Policy Committee), the Executive Management Committee and the President & Group CEO on a regular basis.

Our principal banking subsidiaries and other core group companies also establish their basic policies on liquidity risk management to properly identify and manage liquidity risk.

Liquidity Risk Management Method

We manage liquidity risk with the use of “Liquidity Risk Management Indicators” and “Liquidity Categorization.” The former is determined for the purpose of managing limits on funds raised in the market considering our fund raising capabilities, and the latter is determined based on our funding conditions. We also carry out liquidity stress testing to verify the sufficiency of liquidity reserve assets and the effectiveness of countermeasures against a possible outflow of funds during a stress event. The results of stress testing are used for cash flow management operations.

Liquidity Risk Management Indicators

Limits on funds raised in the market are set based on a number of time horizons taking into account characteristics and strategies of each of our principal banking subsidiaries and other core group companies. Such limits are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and determined by the President & Group CEO. An excess over any of these limits is immediately reported and addressed according to a pre-determined procedure.

Liquidity Categorization

We have established a group-wide framework of liquidity risk stages such as “Normal,” “Anxious” and “Crisis,” which reflects funding conditions. In addition, we set Early Warning Indicators (“EWIs”) and monitor on a daily basis to manage funding conditions. As EWIs, we select stock prices, credit ratings, amount of liquidity reserve assets such as Japanese government bonds, our funding situations and others.

Liquidity Stress Testing

We carry out stress testing regularly based on market-wide factors, idiosyncratic factors of the group and a combination of both types of factors to verify the sufficiency of liquidity reserve assets and the effectiveness of our liquidity contingency funding plans. Furthermore, we utilize stress testing for evaluating the appropriateness of our annual funding plan.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We control operational risk management for the Mizuho group as a whole. Considering that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk, we have separately determined the fundamental risk management policies for these different types of risk. We manage the operational risk associated with our principal banking subsidiaries and other core group companies while monitoring the state of group-wide operational risk.

Operational Risk Management Structure

Our Board of Directors determines basic matters pertaining to operational risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with operational risk management, operational risk operations and operational risk monitoring. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to operational risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analysing, making proposals, setting limits and guidelines, and formulating and implementing plans relating to operational risk management.

Our principal banking subsidiaries and core group companies establish their basic policies on operational risk management, and their Boards of Directors determine important matters relating to operational risk management.

Operational Risk Management Method

To manage operational risk, we set common rules for data gathering to develop various databases shared by the group and measure operational risk as operational VAR on a regular basis, taking into account possible future loss events and changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks that arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

Definition of Risks and Risk Management Methods

As shown in the table below, we have defined each component of operational risk, and we apply appropriate risk management methods in accordance with the scale and nature of each risk.

	Definition	Principal Risk Management Methods
Information Technology Risk	Information technology risk (“IT risk”) shall refer to the risk that problems (e.g. malfunctions, disruptions, etc.) with the computer systems or improper use of the computers in these systems, which cause disruptions of the services provided to customers, or have significant impact on settlement systems, etc., will result in losses for customers, and the incurrence of losses (tangible or intangible) by our group companies.

•  Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.

•  Ensure ongoing project management in systems development and quality control.

•  Strengthen security to prevent information leaks.

•  Strengthen capabilities for rapidly and effectively dealing with cyberattacks.

•  Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk	Risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

•  Establish clearly defined procedures for handling operations.

•  Periodically check the status of operational processes.

•  Conduct training and development programs by headquarters.

•  Introduce information technology, office automation and centralization for operations.

•  Improve the effectiveness of emergency responses by holding drills.

Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•  Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•  Collect and distribute legal information and conduct internal training programs.

•  Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.

•  Conduct employee satisfaction surveys.

•  Understand the status of working hours.

•  Understand the status of vacation days taken by personnel.

•  Understand the status of voluntary resignations.

•  Understand the status of the stress check system.

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or defects in asset maintenance.

•  Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•  Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.	• Understand important changes in regulations or systems that have significant influence on our business operations or financial condition in a timely and accurate manner.

• Analyze degree of influence of regulatory changes and establish countermeasures. • Continuously monitor our regulatory change risk management mentioned above.

Reputational Risk	Risk that the group may incur losses due to damage to our credibility or the value of the “Mizuho” brand when market participants or others learn about, or the media reports on, various adverse events, including actual materialization of risks or false rumors.

•  Establish framework to identify and manage, on an integrated basis, information that may have a serious impact on group management and respond to such risk in a manner appropriate to its scale and nature.

•  Swiftly identify rumors and devise appropriate responses depending on the urgency and possible impact of the situation to minimize possible losses.

We also recognize and manage “Information Security Risk” and “Compliance Risk,” which constitute a combination of more than one of the above components of operational risk, as operational risk.

Measurement of operational risk equivalent

Implementation of the AMA/Advanced Measurement Approach (“AMA”)

We have adopted the AMA for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel Regulation. However, we use the Basic Indicator Approach for entities that are deemed to be less important in the measurement of operational risk equivalent.

The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios based on Basel Regulation, but also as operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

Outline of the AMA

•	Outline of measurement system

We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis and business environment; and internal control factors (BEICFs). We calculate the operational risk amount by estimating the maximum loss, using a 99.9th percentile one-tailed confidence interval and a one-year holding period, etc., as operational risk equivalent, employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.

In the measurement of operational risk equivalent as of March 31, 2019, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those risk amounts related to the seven loss event types defined in the FSA’s Capital Adequacy Notice, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2019, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

•	Operational risk by loss event type

Loss Distribution (Compound Poisson Distribution) Approach (LDA) is adopted for the calculation of operational risk. LDA is based on the assumption that Poisson Distribution applies to the occurrence frequency of operational risk events, and loss severity is expressed through a separate distribution. Operational risk is calculated for each of the seven loss event types employing both internal loss data, based on our actual experience as operational loss events and scenario data. Scenario data, expressed as numerical values of occurrence frequency and loss severity, reflects external loss data and BEICFs, in order to estimate unexperienced potential future loss events (of low frequency and high severity).

“Frequency Distribution” and “Severity Distribution” are estimated employing the above mentioned internal loss data and scenario data, and Monte-Carlo simulations are then applied to these distributions to measure operational risk. The detailed steps of creation of scenario data are explained later in “Scenario Analysis.”

•	Estimation of “Frequency Distribution” and “Loss Severity Distribution”

“Frequency Distribution” is estimated by applying information on occurrence frequency of both internal loss data and scenario data to Poisson Distribution. “Loss Severity Distribution” is generated as the result of combining, through a statistical approach (Extreme Value Theory), of the actual distribution for the low severity distribution portion created by internal loss data and another loss distribution (Log-normal Distribution or Generalized Pareto Distribution) for the high severity distribution portion created by scenario data.

•	Operational risk of large-scale natural disasters

Monte-Carlo simulation is applied to the datasets expressed as a combination of the probability of occurrence of large-scale natural disasters and the probable loss amount in case of such occurrence, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution.”

•	Operational risk of litigation

Each litigation is converted into data according to the profile of the individual litigation to which Monte-Carlo simulation is applied, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution.”

•	Verification

We confirm the appropriateness of the measurement model by verifying it, in principle, semi-annually.

Scenario Analysis

•	Outline of scenario analysis

In the process of scenario analysis, scenario data is created as numerical values of occurrence frequency and loss severity reflecting external loss data and BEICFs, in order to estimate unexperienced potential future operational risk events (of low frequency and high severity).

As for external loss data, we refer to data publicly reported by domestic and overseas media, and such data are reflected in the estimation of occurrence frequency and loss severity distribution in the process of scenario analysis. In addition, BEICFs are utilized as indices to adjust occurrence frequency and loss severity distribution in the process of scenario analysis.

We categorize scenario analysis into four approaches in accordance with the characteristics of each loss event type and risk management structures.

Approach	Loss event type(s) to be applied
A	Internal fraud / External fraud / Clients, products and business practices / Execution, delivery and process management
B	Employment practices and workplace safety
C	Damage to [physical/tangible] assets
D	Business disruption and system failure

At Mizuho Financial Group, loss event types to which Approach A is applied account for a considerable amount of operational risk. The detailed process of Approach A is explained below as a typical example of scenario analysis.

•	Setting units for scenario analysis

In order to ensure completeness and sufficiency, we set units that are commonly applied across group entities that adopt AMA (the “Group Entities”) by referencing and categorizing risk scenarios recognized through control self-assessment, internal loss data of the Group Entities and external loss data, etc. Then each of the Group Entities selects the unit on which scenario analysis is conducted from the units established on a group-wide basis in accordance with its business activities and operational risk profile.

•	Estimation of occurrence frequency

Basic occurrence frequency (once a year) is calculated for each scenario analysis unit. If a certain scenario analysis unit has relevant internal loss data of a pre-determined threshold amount or above, its basic occurrence frequency is calculated based on such data, and if not, the basic occurrence frequency (the occurrence frequency per year of losses at or above a pre-determined threshold) is calculated with reference to the situation of occurrence of internal loss data of less than the threshold amount and/or external loss data. The basic occurrence frequency is then adjusted within a pre-determined range for the purpose of reflecting the most recent BEICFs to determine the final occurrence frequency.

•	Estimation of loss severity distribution

In order to estimate loss severity distribution, we use a pre-determined series of severity ranges. Basic loss severity distribution is calculated for each scenario analysis unit as an occurrence ratio (in percentile figures) of loss at each severity range when losses at or above a pre-determined threshold occurred, with reference to transaction amount data, external loss data, etc. Then the basic severity distribution is adjusted, if necessary, from the viewpoint of statistical data processing to determine the final loss severity distribution.

•	Creation of scenario data

For each scenario analysis unit, scenario data is generated as a series of combinations of occurrence frequency per year at each severity range, based on the final occurrence frequency and the final loss severity distribution.